SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group’s 2005 annual report, an English copy of which is furnished with this Form 6-K, is available in English, French and Dutch. It can be downloaded from Delhaize Group’s website: www.delhaizegroup.com. A printed or electronic version may be ordered via Delhaize Group’s website.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: May 2, 2006	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President

3

LOCAL STRENGTH GROUP EXPERTISE

ANNUAL REPORT 2005

DELHAIZE GROUP

PROFILE

Delhaize Group is a Belgian international food retailer with activities in eight countries on three continents. Delhaize Group is listed on Euronext Brussels (ticker symbol: DELB) and the New York Stock Exchange (ticker symbol: DEG).

At the end of 2005, Delhaize Group’s sales network consisted of 2,636 stores. In 2005, Delhaize Group posted EUR 18.6 billion in sales and other revenues and net profit of EUR 364.9 million. Delhaize Group employs approximately 136,000 people.

Delhaize Group has leading positions in food retailing in key markets. These positions are built through strong regional companies going to market in a variety of food store formats. The operating companies benefit from the Group’s expertise and successful practices. The Group is committed to offering a locally differentiated shopping experience to its customers in each of its markets, to delivering superior value and to maintaining high social, environmental and ethical standards.

IFRS

This is the first annual report of Delhaize Group under the International Financial Reporting Standards (IFRS). For more information, see p. 48 and p. 78.

CONTENT

*	These chapters contain the information required by the Belgian Company Code to be included in the Management Report on the consolidated financial statements and constitute in the aggregate such Management Report.

FINANCIAL HIGHLIGHTS

	(EUR in millions except per share amounts)			Change vs Prior Year
	2005	2004	2003	2005	2004
RESULTS OF OPERATIONS
Net sales and other revenues	18,627.5	17,875.1	18,497.4	4.2%	-3.4%
Operating profit	898.0	863.8	806.8	4.0%	7.1%
Net profit from continuing operations	373.6	354.1	294.5	5.5%	20.2%
Group share in net profit	364.9	295.7	278.9	23.4%	6.0%
Free cash flow (1)	148.9	373.0	441.1	-60.1%	-15.4%
FINANCIAL POSITION
Total assets	10,253.5	8,702.1	8,765.6	17.8%	-0.7%
Group equity	3,616.7	2,880.6	2,803.7	25.6%	2.7%
Net debt (1)	2,943.1	2,608.3	3,027.7	12.8%	-13.8%
Enterprise value (1) (3)	8,170.8	7,849.1	6,804.9	4.1%	15.3%
PER SHARE INFORMATION (IN EUR)
Net earnings (basic) (2)	3.89	3.19	3.03	21.8%	5.3%
Net earnings (diluted) (2)	3.71	3.09	3.02	20.0%	2.3%
Free cash flow (basic) (2)	1.59	4.03	4.79	-60.5%	-15.9%
Net dividend	0.90	0.84	0.75	+7.1%	12.0%
Shareholders’ equity (3)	37.87	30.40	29.96	24.6%	1.5%
Net debt (3)	31.08	27.85	32.69	11.6%	-14.8%
Share price (year-end)	55.20	55.95	40.78	-1.3%	37.2%
RATIOS (%)
Operating margin	4.8%	4.8%	4.4%	-1bp	+47bps
Net margin	2.0%	1.7%	1.5%	+31bps	+14bps
Net debt to equity (1)	81.4%	90.6%	108.0%	-9.2ppt	-17.4ppt
CURRENCY INFORMATION
Average USD/EUR rate	0.8038	0.8039	0.8840	—	-9.1%
USD/EUR rate at year-end	0.8477	0.7342	0.7918	15.5%	-7.3%
OTHER INFORMATION
Number of sales outlets	2,636	2,565	2,559	2.8%	0.2%
Capital expenditures	636.1	494.1	463.0	28.7%	6.7%
Number of associates (thousands)	135.7	137.9	141.7	-1.6%	-2.7%
Weighted average number of shares (thousands)	93,934	92,663	92,097	1.4%	0.6%

(1)	These are non-GAAP financial measures. For more information, see box on page 28.

(2)	Calculated using the average number of shares over the year.

(3)	Calculated using the total number of shares at the end of the year.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    1

LETTER FROM

THE CHAIRMAN &

THE CHIEF EXECUTIVE

OFFICER

Dear Shareholder,

Sales growth is a key driver for building shareholder value in the food retail industry. Thus, for Delhaize Group, 2005 was a year of advancement, as we accelerated our sales performance for the third consecutive year. Our total sales increased by 4.2% at actual and by 4.1% at identical exchange rates. This was possible due to a balanced mix between stronger sales in existing stores, more store openings and selective fill-in acquisitions.

In the first half of 2005, we were confronted with weak sales momentum, particularly in the Southeast of the U.S. However, continued focus on our key strategic initiatives, combined with a prompt reaction from our teams, bore fruit and, from June 2005, we saw sales trends at Food Lion, our largest operating company, improving. In Belgium, sales were under pressure throughout the year from lagging consumer confidence and many competitive openings.

In 2005, Delhaize Group undertook numerous initiatives to reinforce its businesses and build future growth. Food Lion renewed two of its markets, Greensboro, North Carolina and Baltimore, Maryland; it also reinforced its Bloom stores and launched the new deep discount brand Bottom Dollar. In Florida, 19 Sweetbay Supermarkets were added, mostly converted Kash n’ Karry stores. All acquired Victory stores were converted to the Hannaford brand and Delhaize Belgium acquired 43 Cash Fresh stores to expand its network.

The intensive renewal and conversion work resulted in temporarily higher operating expenses. In addition, operating expenses were impacted by higher fuel expenses, increased medical costs in the U.S. and statutory labor rate increases in Belgium. However, these higher operating expenses were offset by a strong gross margin increase. As a result, our operating margin remained stable at 4.8% of sales, a strong figure in the food retail sector. Our net profit amounted to EUR 364.9 million. Basic net earning per share increased by 21.8% to EUR 3.89.

Based on this good performance, our future capital expenditure needs and its belief in the Company’s future, Delhaize Group’s Board of Directors will propose to the Ordinary General Meeting of May 24, 2006, the payment of a EUR 1.20 gross dividend per share (EUR 0.90 net of 25% Belgian withholding tax), a 7.1% increase over last year’s dividend.

2    DELHAIZE GROUP  /  ANNUAL REPORT 2005

What will 2006 bring for our Company?

This year, we will continue to develop our key strategic levers: reinforcing our concept leadership, improving executional excellence, further developing as a learning organization and an attractive workplace, and continuing to act as a responsible corporate citizen.

Encouraged by our successes and by the external recognition we have received for Concept Leadership in our different operating companies, we will continue to develop distinctive formats for all of our banners. Food Lion will renew its Washington, DC market, the first market renewal encompassing three different brands: Food Lion, Bloom and Bottom Dollar. Food Lion will also enter a new market in Greenville-Spartanburg, South Carolina. In Florida, we will continue the successful conversion of Kash n’ Karry stores to Sweetbay Supermarkets with 73 Sweetbay stores expected to be open by the end of the year. Also, each of our other operating companies will further differentiate themselves from the competition through enhancement of their assortment or service, further innovation in existing concepts and development of new store concepts.

Impeccable customer service and operational efficiency can only be reached through a focus on Executional Excellence. This year will see the rollout in Belgium of the margin and inventory management system which has been a key driver of operational success in our U.S. businesses. Food Lion will continue the rollout of its new Item Lifecycle Management (ILM) system, which manages item, vendor and deal information on a single platform. Together with the inventory and management system ACIS/PRISM, it will form the base platform for a number of other innovative applications such as a planned promotion flow-through and dynamic planograms.

Fostering learning, collaboration and exchange between our different companies and regions is an important way to maximize the performance of our people and our Group. Existing collaborative initiatives will be reinforced; new ones will be developed.

The success of a retailer depends on the tens of thousands of associates in the stores, distribution centers and support functions. Because we want them to be enthusiastic ambassadors of our Company every day, we will continue to build a more Attractive Workplace, offering competitive remuneration, training and career growth opportunities.

Finally, we will continue to act as a responsible Corporate Citizen, supporting and giving back to the communities in which we operate. This includes contributing to the local labor market and economy, offering customers safe and healthy products, recognizing accountability for our impact on society and the environment, and supporting charitable, cultural and sports initiatives. Good corporate governance and transparent shareholder communications are key to our business philosophy.

Stores and products are easy to copy; motivated and competent associates and a positive company culture are not. We want to thank all our associates for their commitment and creativity, which helped further strengthen Delhaize Group in 2005. We also want to thank our customers and you, our shareholders, for your confidence and loyalty. We firmly believe that, with your support, we can make Delhaize Group in 2006 an even stronger company, for the benefit of all our stakeholders.

Pierre-Olivier Beckers,	Georges Jacobs,
President and Chief Executive Officer	Chairman of the Board of Directors

DELHAIZE GROUP  /  ANNUAL REPORT 2005    3

AN INTERNATIONAL GROUP

OF LOCAL FOOD RETAILERS

UNITED STATES

The U.S. is the largest market for Delhaize Group. At the end of 2005, Delhaize Group operated 1,537 stores under different banners in the U.S. With 2005 net sales and other revenues of USD 16.6 billion (EUR 13.3 billion), Delhaize U.S. accounted for 71.5% of total net sales and other revenues of the Group. Delhaize U.S. is the third largest supermarket operator by sales on the east coast of the U.S.

BELGIUM

Belgium is Delhaize Group’s historic home market. At the end of 2005, Delhaize Group operated a multi-format network of 808 stores in Belgium, the Grand-Duchy of Luxembourg and Germany. These can be grouped in three categories: supermarkets, proximity stores and specialty stores. Delhaize Belgium also operates a home delivery service. In 2005, Delhaize Belgium’s net sales and other revenues of EUR 4.0 billion accounted for 21.5% of the Group total.

• 1,217 stores in 11 states in the Southeast and Mid-Atlantic • Low price/low cost supermarket chain • Convenient format • #1 in six Southeastern and Mid-Atlantic markets	• 169 company-operated and 191 affiliated supermarkets • Large food assortment • High-quality fresh departments and service • #2 in Belgium

• 67 stores in south Georgia and north Florida • Focused on meat, produce and service • Strong local merchandizing	• 218 proximity stores • Focused on convenient fresh food and meal solutions • Neighborhood locations

• 145 stores in five states in the Northeast • Full-service supermarkets • High-quality fresh departments • #1 in two New England markets	• 131 company-operated or franchised stores • Specialist in wellness and beauty products • Leading position in Belgium

• 108 supermarkets in Florida • Converting to new Sweetbay Supermarket concept • Focused on fresh products and service • #3 on the west coast of Florida	• 99 franchised or company-operated stores • Specialist in pet food and accessories • #1 in Belgium

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AT THE END OF 2005, DELHAIZE GROUP OPERATED LOCAL COMPANIES IN EIGHT COUNTRIES ON THREE CONTINENTS: THE UNITED STATES, EUROPE AND ASIA. FOR REPORTING PURPOSES, THESE LOCAL COMPANIES ARE GROUPED INTO FOUR SEGMENTS: THE UNITED STATES, BELGIUM, GREECE AND THE EMERGING MARKETS.

GREECE

In Greece, Delhaize Group owns 60.6% of Alfa-Beta, the country’s second largest food retailer. Alfa-Beta operates a network of 135 food stores under different banners, realizing EUR 908.0 million in net sales and other revenues (4.9% of the Group total).

EMERGING MARKETS

Delhaize Group’s Emerging Markets include operations in the Czech Republic, Romania and Indonesia. In its 156 stores in these countries, Delhaize Group generated in 2005 net sales and other revenues of EUR 400.1 million (2.1% of the Group total).

• 92 large-assortment supermarkets • High-quality fresh products and service • Broad geographical presence	• 94 supermarkets and proximity stores in the Czech Republic • Focused on fresh products and service • Strategic urban locations • #2 supermarket operator in Prague

• 33 company-operated and affiliated proximity stores • Focused on convenient fresh food and meal solutions • Neighborhood locations	• 16 supermarkets and one proximity store in Romania • Focused on fresh products • Strong brand recognition • #1 supermarket operator in Bucharest

• 10 cash & carry stores • Specialized in food sales to professional customers	• 46 supermarkets in Indonesia • Fresh products at every day low prices • Neighborhood locations • #2 in Jakarta

DELHAIZE GROUP  /  ANNUAL REPORT 2005    5

OUR STRATEGY

LEVERS FOR SUSTAINABLE, PROFITABLE GROWTH:

8	CONCEPT LEADERSHIP

External Recognition in 2005

In 2005, Delhaize Group and its operating companies received external recognition for their long-term commitment to Concept Leadership, Executional Excellence and Corporate Citizenship, including:

•	2005 Retail Excellence Award from Supermarket News (Hannaford)

•	Special Award for New Concept Development from Chain Store Age (Food Lion – Bloom)

•	Global CPG & Retail Excellence Awards - Retail Innovation of the Year Award (Food Lion - Bloom)

•	Czech Retailer of the Year 2005 from GE Capital (Delvita)

•	Best Greek Food Store of the Year 2005 from Retail Business Magazine (Alfa-Beta)

•	ENERGY STAR Sustained Excellence Award from the U.S. Environmental Protection Agency (Food Lion)

•	Friend of Heart Award from the American Heart Association (Hannaford)

•	Oikopolis 2005 Award for Environmental Awareness from Ecocity (Alfa-Beta)

•	Extel Thomson Survey: Best Belgian Company for Investor Relations (Delhaize Group)

6    DELHAIZE GROUP  /  ANNUAL REPORT 2005

DELHAIZE GROUP IS COMMITTED TO OFFERING A LOCALLY DIFFERENTIATED SHOPPING EXPERIENCE TO ITS CUSTOMERS IN EACH OF ITS MARKETS, TO DELIVERING SUPERIOR VALUE AND TO MAINTAINING HIGH SOCIAL, ENVIRONMENTAL AND ETHICAL STANDARDS. DELHAIZE GROUP’S STRATEGY IS CRYSTALLIZED AROUND FIVE STRATEGIC LEVERS: CONCEPT LEADERSHIP, EXECUTIONAL EXCELLENCE, A LEARNING COMPANY, AN ATTRACTIVE WORKPLACE AND CORPORATE CITIZENSHIP.

10	EXECUTIONAL EXCELLENCE

12	A LEARNING COMPANY

12	AN ATTRACTIVE WORKPLACE

14	CORPORATE CITIZENSHIP

DELHAIZE GROUP  /  ANNUAL REPORT 2005    7

CONCEPT LEADERSHIP

Private labels, like the Hannaford Inspirations unique line of high quality products, are a way to differentiate the assortment and offer customers new tastes.

INNOVATIVE FOOD OFFER	STRONG VALUE PROPOSITION

All Delhaize Group’s operating companies share the same focus on food. Through their locally adapted assortments, they strive to meet all their customers’ needs: from basic grocery products to special diet food, from simple ingredients to delicious prepared meals, from a local potato variety to Japanese sushi. All stores have a strong concentration on high-quality fresh departments and convenience products such as prepared meals.

In 2005, Hannaford Inspirations, a high-quality private label was launched, while Food Lion introduced Butcher’s Brand Premium Beef and the exclusive Braidenwood Estates Wine. Delhaize Belgium created a separate section in its stores with products aimed at athletes and people with specific dietary needs.

8    DELHAIZE GROUP  /  ANNUAL REPORT 2005

BUILDING A CUSTOMER-DRIVEN, DIFFERENTIATED MARKET POSITION WITH A UNIQUE COMBINATION OF STRENGTHS IN ASSORTMENT AND SHOPPING EXPERIENCE. THIS DIFFERENTIATION IS DEVELOPED ALONG THREE KEY AXES: PRODUCT AND SERVICE OFFERING, PRICING AND STORE CONCEPT.

ATTRACTIVE STORES

In 2005, Food Lion launched a new store concept, Bottom Dollar, offering 6,500 branded and private-label products at the best prices in the market.

Sweetbay stores offer customers an attractive store environment, with market-style fresh departments, broad aisles and modern design.

Offering a quality assortment at an attractive price is a priority of Delhaize Group’s operating companies. To defend their competitive value proposition, they closely monitor the price positioning compared to competition and adjust where necessary. In June 2005, for instance, Food Lion reinforced its price positioning by lowering its prices. During the year, Delhaize Belgium and Alfa-Beta lowered prices on a significant number of products as well.

Another way of offering customers value is through our private label assortment. Our European companies continued to enrich their “365” offering, a range of basic private-label products at prices in line with the hard discounters. In several operating companies, loyal customers benefit from a loyalty card program. Group-wide, millions of active cardholders benefit from such programs.

Delhaize Group’s operating companies offer customers a convenient and pleasant shopping experience, from the moment they access the parking lot to the end of their shopping trip. In 2005, Food Lion renewed all of its stores in two markets, Greensboro, North Carolina, and Baltimore, Maryland. The Company added many improvements to its innovative Bloom store format, based on extensive customer feedback. Food Lion also opened three Bottom Dollar test stores and a new prototype store for future Food Lion store developments.

Hannaford converted all acquired Victory stores to the Hannaford banner. In Florida, conversions of Kash n’ Karry stores to Sweetbay continued successfully. In Europe, our companies continued to reinforce their multi-format networks, with City stores now present in each of the European countries of operation. In Indonesia, Super Indo opened a new-generation store with a focus on design, convenience and fresh departments.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    9

EXECUTIONAL EXCELLENCE

EXCELLENCE IN THE STORES	QUALITY AND SAFETY FIRST

The redesigned workflow in the deli department of Hannaford and Sweetbay enhanced customer satisfaction and efficiency.

In-store execution is a key factor in the customer’s shopping experience: service levels, product availability, cleanliness, waiting times all affect how customers feel about a store. In addition, in-store efficiency also impacts a company’s profitability. In 2005, Food Lion fine-tuned its standard practices and refined its in-store labor model. Delhaize Belgium and Alfa-Beta continued to roll out improvements from their smart retailing projects and Delvita started the implementation of its first smart retailing measures aimed at improving in-store service and efficiency. Hannaford launched a scheduling tool for its deli department, leading to improved staffing throughout the day. Stores at Hannaford continued to benefit from best practices through the Accelerating Sales Performance project. In Greece, Alfa-Beta introduced a computerized scheduling system for cashiers, better adapting its checkout staffing to customer traffic.

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A COMMITMENT FROM TOP TO BOTTOM TO DELIVER PLANNED RESULTS CONSISTENTLY AND ON TIME, TO DEVELOP THE NECESSARY PROCESSES AND SYSTEMS AND TO SUPPORT THE ASSOCIATES ACCOUNTABLE FOR EXECUTION. THIS LEADS TO OFFERING CUSTOMERS HIGH QUALITY, TO GROWING SALES AND TO INCREASING PROFITABILITY.

Delhaize Group has strict food safety procedures in place to ensure customers safe food products.	Orders at Delhaize Belgium’s new distribution center for fresh products are prepared using voice picking, increasing picking rate and decreasing errors.

EFFICIENT DISTRIBUTION AND SUPPLY CHAIN

Customers expect retailers to offer safe, high quality food. Delhaize Group and its operating companies are committed to achieving strategic distinctiveness in this area. Therefore, they continue to reinforce their food safety measures, training, awareness and audit process from the receiving dock in the distribution centers to the checkout. The U.S. operations cooperated on the preparation of a computer-based food safety training program, scheduled for rollout in early 2006. Hannaford introduced a new food safety audit program to facilitate the sharing of best practices between departments and stores. Food Lion launched a new produce quality program. Delhaize Belgium launched a new food safety reporting system, based on quarterly audits in each store. The Group’s operating companies continued their efforts in food safety training and awareness of store associates.

An efficient supply chain and logistics are a core part of Delhaize Group’s strategy, allowing to deliver products to our customers at the time and the quality they expect and this in the most efficient way. In the framework of an integrated supply chain combining planning, buying, moving and selling projects, Delhaize Group’s operating companies worked in 2005 actively on Electronic Data Interchange (EDI), traceability systems, warehouse management systems, and forecast and reordering systems. Food Lion and Kash n’ Karry benefited in a significant way from their new inventory and margin management system ACIS/PRISM, which will be introduced in Belgium in 2006. Food Lion, Hannaford, Delhaize Belgium and Alfa-Beta have or were in the process to optimize their item life cycle management systems. Two pilots on the use of Radio Frequency Identification (RFID) were executed. Our operations also continued to focus on the efficiency of their logistic system. In 2005, Delhaize Belgium opened a new distribution center for fresh products, containing a series of innovative techniques and systems. Many of our companies continued the rollout of voice recognition in their distribution centers. The acquired Victory stores were fully integrated into Hannaford’s supply chain and Food Lion decided to supply the Harveys stores from its own distribution centers. Alfa-Beta rolled out a real-time integrated warehousing system.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    11

A LEARNING COMPANY AND AN ATTRACTIVE WORKPLACE

Training associates remained a key driver for better product knowledge, more efficient execution and associate motivation.

TRAINING FOR SUCCESS	LEARNING FROM EACH OTHER

As ambassadors to our customers, skilled and motivated associates are the key to our success. Therefore, Delhaize Group invests in training its associates in a broad range of subjects, from customer service to computer skills, from food safety procedures to leadership. Training programs are delivered in a variety of ways: individual training, coaching, seminars, group meetings, internships and computer-based training. Delhaize Group continued its Oracle program with a seventh edition in Charleston, South Carolina, training high-potential managers from different parts of the Group in strategy and leadership. In 2005, the pilot of the “Skill of the Year” program was launched, with in-depth finance training for corporate and operating company leadership. The program will be taken across the Group in 2006. In 2005, Alfa-Beta launched a Corporate University in collaboration with the Athens University of Economy and Business. Delhaize Belgium created a training program specifically targeting its assistant store managers. Super Indo created an Operations Training Department and implemented a six-month store manager training program. Food Lion continued to develop its computer-based training offering.

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A COMMITMENT TO ENCOURAGE INDIVIDUAL AND COLLECTIVE LEARNING THROUGH TRAINING AND CROSS- COMPANY COOPERATION. DELHAIZE GROUP LEVERAGES ITS POTENTIAL BY ESTABLISHING LEARNING PLATFORMS, IDENTIFYING AND SHARING BEST PRACTICES AND FOSTERING CREATIVITY.

DELHAIZE GROUP STRIVES TO BE A MORE ATTRACTIVE WORKPLACE BY OFFERING OPPORTUNITIES FOR LEARNING AND DEVELOPMENT, A COMPETITIVE BENEFIT PACKAGE AND CLEAR AND OPEN COMMUNICATION.

In 2005, Delhaize Belgium and Delvita launched a new line of Asian food products, in cooperation with Delhaize Group’s Asian Sourcing Unit.

In February 2005, more than 2,000 Food Lion leaders gathered for a two-day leadership meeting, bringing them up to speed on the Company’s strategic initiatives.

AN ATTRACTIVE WORKPLACE

Delhaize Group’s broad geographic spread and diversity offers a tremendous opportunity for collaboration and exchange of best practices. In 2005, Delhaize Group’s Learning Department organized 13 Global Sharing Sessions, during which experts from operating companies share their knowledge on one specific subject with colleagues from other operating companies. Subjects covered in 2005 included among others: store concepts, supply chain, internal audit, Asian sourcing and energy management. Delhaize Belgium inspired Sweetbay to use the “Passion for Food” exposition concept to increase associates’ product knowledge. In 2005, Sweetbay organized 19 of these innovative events, educating associates on signature items and reinforcing their passion for food. Cross-company cooperation was reinforced in several domains. At global and regional level, tangible savings were realized through synergies in procurement of direct and indirect goods by aligning buying processes, leveraging scale, standardizing items whenever possible and exchanging best practices.

In order to attract and retain skilled and motivated associates, Delhaize Group and its operating companies strive to create an attractive professional environment. They offer a competitive compensation package, based on local standards. Associates are offered opportunities for personal development, in their current function and throughout their career, through training, talent planning and internal promotions. Several operating companies run associate recognition programs, based on career length and outstanding performance. In their recruiting and internal promotion practices, Delhaize Group and its operating companies put a high value on diversity. In order to make associates feel part of the Group and give them the broader picture of the Company, they are continuously informed of the Company’s progress, strategy and initiatives through a wide array of tools: face-to-face and group meetings, electronic and printed newsletters, intranets and billboards.

Detailed information on Delhaize Group’s workforce can be found on p. 82 of this report.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    13

CORPORATE CITIZENSHIP

In December, Delhaize Belgium opened a highly energy-efficient supermarket, with innovations including solar energy, the use of outside air for cooling and natural lighting.

LIMIT IMPACT ON ENVIRONMENT	CARE FOR PEOPLE

As a retailer, Delhaize Group’s key areas of impact on the environment are energy and waste. Delhaize Group’s operating companies take an innovative approach towards energy use. Food Lion now has 400 stores labeled Energy Star stores, half of the total number of Energy Star stores in the U.S. Food Lion alone realized more than 80 million kilowatt hours in energy savings in 2005. Hannaford implemented a series of energy reduction measures and became an Energy Star partner as well. Delhaize Belgium achieved its target of keeping its energy use at the level of 2003, in spite of square footage growth. The European operating companies developed a common energy reduction strategy.

Delhaize Group’s operations continued to focus on waste avoidance, collection and recycling. Delhaize Belgium introduced biodegradable packaging in its deli department. Under its cardboard recycling program, Food Lion collected more than 138,000 tons of cardboard. In Greece, Alfa-Beta continued the installation of its Recycling Centers. Delvita cooperated in the waste recycling campaign of environmental government agency Ekokom. Through an innovative business partnership, used plastic pails and pill bottles from Hannaford are recycled to produce decking boards.

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ACTING AS A RESPONSIBLE CITIZEN TOWARDS THE ENVIRONMENT AND THE COMMUNITY WITHIN THE LOCAL MARKETS OF OPERATION. THE GROUP ALSO OPERATES TO A HIGH STANDARD OF ETHICAL BUSINESS PRACTICES AND TRANSPARENT COMMUNICATIONS WITH ITS SHAREHOLDERS.

After Hurricane Katrina struck the Gulf Coast states of the U.S., Delhaize Group’s U.S. banners donated USD 250,000 in cash and truckloads of water, ice, food and supplies, and raised an additional USD 1 million from associates and customers.

During its annual Investor Day, the Company shared its strategy with analysts and investors.

GOVERNANCE AND TRANSPARENCY

Early in 2005, Delhaize Group and its operations responded promptly to the devastating tsunami in Southeast Asia, contributing EUR 1.3 million through donations of approximately EUR 200,000 and another EUR 1.1 million collected from its customers. A similar reaction took place in our U.S. operations after Hurricane Katrina hit the Gulf Coast areas in the Southeastern U.S.

Throughout the year, Delhaize Group, its associates and customers donated more than EUR 50 million in cash and food products to a wide range of charitable organizations. The main focus of Delhaize Group’s charity efforts are: poverty, healthcare and education.

Delhaize Group is committed to high standards in corporate governance. During 2005, the Company published its Corporate Governance Charter, which is available from the company website (www.delhaizegroup.com). It also continued its communication efforts with the financial markets through press releases, publications, website and meetings. On the days its quarterly results are released, the Company hosts public conference calls with further explanations of the results. In December 2005, Delhaize Group hosted an Investor Day in Belgium, updating over 50 analysts and investors on its strategy in the different regions. The Investor Day presentations and the quarterly conference calls are webcast live through the Company website.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    15

OUR BUSINESS IN 2005

BUSINESS AND FINANCIAL REVIEW

18 UNITED STATES

Grew sales and other revenues by 4.1% at identical exchange rates

Posted strong operating margin of 4.8%

16    DELHAIZE GROUP  /  ANNUAL REPORT 2005

22	BELGIUM

24	GREECE

26	EMERGING MARKETS

Generated operating profit of EUR 898.0 million

Realized net profit growth by 23.4% to EUR 364.9 million

Proposes net dividend of EUR 0.90 per share, an increase of 7.1%

UNITED STATES

2005 HIGHLIGHTS

Posted comparable store sales growth of +1.1%

Renewed two Food Lion markets and launched Bottom Dollar

Completed conversion of all Victory stores to Hannaford

	2005	2004
NUMBER OF STORES
+14	1,537	1,523

NET SALES AND OTHER REVENUES*
+4.4%	16,564.4	15,860.8

OPERATING PROFIT*
+7.2%	901.1	840.4

OPERATING MARGIN
+14 bps	5.4%	5.3%

*	in millions of USD

In 2005, Delhaize Group’s U.S. operations contributed USD 16.6 billion (EUR 13.3 billion) in net sales and other revenues, an increase of 4.4% over 2004.

The sales growth was supported by multiple sales building initiatives within existing stores. Comparable store sales increased 1.1% due to accelerating sales momentum at Food Lion and continued good sales at Hannaford and in converted Sweetbay stores.

Delhaize Group’s U.S. operations opened 42 stores, including 11 relocated stores, and closed 17 stores, resulting in a net increase of 14 stores for a total of 1,537. 176 stores were remodeled or expanded, including the conversion of 19 Victory stores to the Hannaford banner. In addition, 12 Food Lion stores were converted to Harveys.

The operating margin of Delhaize Group’s U.S. business increased from 5.3% to 5.4%, due to the higher gross margin, which was mainly driven by better inventory results at Food Lion. Operating profit increased by 7.2% to USD 901.1 million.

FOOD LION

Stores and Commercial Initiatives

The year provided a positive trend of improving sales momentum for Food Lion as a result of multiple sales initiatives. In 2005, Food Lion accelerated its market renewal program. In June, it launched its market renewal of 58 remodeled stores in its Greensboro, North Carolina market. This market renewal had the best start since the market renewal initiative was begun in 2003. It produced strong sales growth, driven by new customers and an increase in the average sales per customer. In early October, Food Lion re-launched its market renewal in Baltimore, Maryland, including 66 remodeled stores. For 2006, Food Lion has identified the Washington, DC market as its next renewal. Food Lion also plan to enter a completely new market, Greenville-Spartanburg, South Carolina.

After a year of research, Food Lion’s five pilot Bloom stores, opened in May 2004, were refined based on extensive customer feedback. The stores received more fresh products, seafood markets, new deli offerings, a greater selection of international foods and

18    DELHAIZE GROUP  /  ANNUAL REPORT 2005

OUTLOOK FOR 2006

Added 19 Sweetbay stores through conversions and openings

Enter Greenville- Spartanburg, South Carolina (Food Lion)

Renew Food Lion’s Washington, DC market

Accelerate store openings at Hannaford

Convert Tampa/St. Petersburg market from Kash n’ Karry into Sweetbay Supermarkets expanded variety in specialty foods and general merchandise. The produce offering was increased by about 60%, including international fruits and vegetables and expanded lines of tropical and freshly cut fruit.

In the Fall of 2005, Food Lion opened three pilot stores of the deep discount concept, “Bottom Dollar.” This new concept is positioned as a full-range discount grocer, carrying approximately 6,500 products, as compared to approximately 1,000 items in a typical discount grocery store. The store sells national and private label products and carries a full line of meat and packaged deli/bakery products. Customer reacted positively to the new concept.

In December, Food Lion also opened a new 35,000 square-foot prototype store, giving special attention to the fresh departments. Grocery aisles are wider and shelves a little lower to make shopping easier. An exposed ceiling gives the entire store an open, airy feel. The features of this prototype will be used in future store developments.

In order to better serve its customers, Food Lion has analyzed its customer base, resulting in the identification of eight distinctive customer segments with different shopping behavior. This segmentation work will support decisions in areas such as store development, concept creation, merchandising and marketing. The segmentation analysis will be a key element in deciding which of the three brands, Food Lion, Bloom or Bottom Dollar, to develop in a given location.

Food Lion introduced two new exclusive private label lines in 2005, a new exclusive line of fresh beef called Butcher’s Brand Premium Beef and a wine brand called Braidenwood Estates. The Braidenwood Estates wines are made exclusively for Food Lion and offered five varieties at year-end.

Since the second quarter, Food Lion successfully reinforced its price, promotion and marketing activity in order to confirm its low price leadership amongst supermarkets in the Southeastern U.S.

Efficiency

Food Lion continued efforts to improve its supply chain. Starting in September of 2005, Food Lion began rolling out a new Item Lifecycle Management (ILM) system, which manages item and vendor information on one single platform. The development of a comprehensive item and vendor database, coupled with new workflow capabilities, will allow for greater functionality and processing efficiencies. Further benefits will include the ability to easily accept and approve information from vendors and/or brokers.

Food Lion’s standard practices for in-store activities were fine-tuned and formed the subject of intensive training and communication efforts. Its in-store labor management system was refined and aligned with the standard practices.

The Company also continued to focus on energy efficiency, an important cost factor in light of rising energy prices. In 2005, Food Lion had its 400th store labeled as an Energy Star store, an official recognition of its energy efficiency. Since 2000, Food Lion reduced its energy use by more than 25%.

HARVEYS

Harveys stores, mainly located in Central and South Georgia, are known for merchandise that meets the local needs of the rural communities in which they operate. In order to benefit further from this strong local name, image and customer loyalty, Delhaize Group converted 12 additional Food Lion stores in this area to the Harveys brand, bringing Harveys’ total store network to 67 at the end of the year.

In November of 2005, management decided to integrate the Harveys supply chain and some of its corporate support systems into the Food Lion organization. As a consequence, it was decided to close Harveys’ distribution center in Nashville, Georgia. The Harveys stores will be supplied by Food Lion distribution centers in South Carolina and Florida. This decision will allow the Company to enhance efficiency by realizing important synergies with Food Lion.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    19

HANNAFORD

Stores and Commercial Initiatives

During 2005, Hannaford continued to show good sales trends, supported by creative innovations in areas such as private label, supply chain and new concept development.

At the end of 2005, Hannaford operated 145 supermarkets including 19 stores acquired as Victory Super Markets in November 2004. By the end of September 2005, all Victory stores had been converted into the Hannaford banner. In the last quarter, Hannaford launched an extensive marketing campaign to support its brand in Central Massachusetts, where the former Victory stores are primarily located.

Hannaford opened a new flagship store, representing all the newest components of the evolving Festival strategy. Originally launched in the Fall of 2002, the Festival strategy focuses on providing customers with the quality and variety of products that are important to them. By placing more emphasis in the new flagship store on areas of convenience including home meal replacement solutions like sandwiches, prepared salads, salad bar and sushi, Hannaford has seen a 10% growth in this category over the prior year. Consumer feedback showed significant continued growth in positive ratings of quality, variety and shopping experience over 2004.

In order to reinforce its differentiation from competition, Hannaford introduced a new premium-quality private label, called Hannaford Inspirations. At year-end, this exclusive line of private label products included 400 premium items in the deli, produce, meat, seafood and grocery departments.

The Company continued its focus on natural and healthy food. Hannaford’s Nature’s Place store-within-a-store concept was further deployed, with a presence in more than half of the Hannaford stores at year-end. Sixty new products were added as a result of feedback from customers with dietary needs.

Efficiency

In 2005, Hannaford opened a new 37,000 square foot dairy warehouse in South Portland, Maine, to enhance overall productivity and to support sales and variety growth. The Hannaford Trucking Company installed onboard computers in tractor-trailers to help monitor engine and driver performance to improve overall cost management, especially fuel usage. The Company also piloted a Computer Assisted Ordering consumer-driven replenishment software.

In-store efficiency remained a key focus as well. In order to improve service at its deli counters, Hannaford piloted an automated scheduling tool, allowing customer service to better schedule associates’ presence.

Hannaford completed the three-year rollout of its new point of sale system, with the world’s first application of a Linux operating system in a supermarket. The new system requires fewer training hours and improves scanning rates.

In recognition for its excellence in food retailing and its commitment to the development of its associates, Hannaford was awarded the 2005 Retail Excellence Award from Supermarket News, an important retail magazine in the U.S.

KASH N’ KARRY/SWEETBAY

In 2005, Kash n’ Karry continued its conversion into a new concept and brand, Sweetbay Supermarkets, with 19 Sweetbay stores added through remodels and store openings. At the end of 2005, Kash n’ Karry/Sweetbay operated 83 Kash n’ Karry stores and 25 Sweetbay Supermarkets. In 2006, the Company plans the conversion of its complete Tampa/St. Petersburg market, with 48 Sweetbay stores to be added. All remaining Kash n’ Karry stores will be converted to Sweetbay Supermarkets by the end of 2007.

The atmosphere upon entering a Sweetbay Supermarket is not traditional by any means. Customers are not met by front-end checkout registers but by oversized fresh areas that are designed with an open market feel. Sweetbay carries approximately 8,000 more products than a typical Kash n’ Karry store, including a vastly expanded offering in produce, meat, seafood, deli, wine, international and frozen foods.

Sweetbay successfully introduced a number of new elements during 2005. It developed multiple departments such as full-service butcher shops and seafood cases along with a full Nature’s Place department. Borrowed from its sister banner Hannaford, Nature’s Place offers customers who are dedicated natural food shoppers, as well as those customers who are just beginning to choose whole, natural and organic foods as part of their lifestyle, an abundant selection. Other new categories and product lines include the On-the-Go Bistro frozen prepared meals and an expanded wine department.

20    DELHAIZE GROUP  /  ANNUAL REPORT 2005

Sweetbay also introduced the private brand of Hannaford (over 2,000 products) in the center of the store, along with its own new Sweetbay private label in the fresh departments.

In order to reinforce its price position, Sweetbay developed and tested “Savings on the Spot.” This marketing program is designed to show the customer exactly the amount they save on over 2,000 items throughout the store. This program will be fully implemented in all Sweetbay stores in 2006.

Moreover, to increase the efficiency of its operations, Kash n’ Karry/Sweetbay successfully implemented voice technology, assisting with product selection in its grocery and fresh distribution facilities. In partnership with Hannaford, the Company also implemented wireless technology that facilitates inventory management. A new labor management system was rolled out to all stores and resulted in significant productivity gains. The inventory and margin management system ACIS/PRISM, installed in 2004, led to strong improvements in inventory losses.

Number of Stores
December 31, 2005
Maine (ME)	47
New Hampshire (NH)	27
Vermont (VT)	14
Massachusetts (MA)	23
New York (NY)	34
Pennsylvania (PA)	7
Delaware (DE)	17
Maryland (MD)	75
Virginia (VA)	330
West Virginia (WV)	18
Kentucky (KY)	11
Tennessee (TN)	66
North Carolina (NC)	491
South Carolina (SC)	124
Georgia (GA)	102
Florida (FL)	151
TOTAL	1,537

DELHAIZE GROUP  /  ANNUAL REPORT 2005    21

BELGIUM

2005 HIGHLIGHTS

Acquired 43 Cash Fresh stores and started integration

Opened new fresh distribution center

Accelerated rollout of first-price “365” assortment

	2005	2004
NUMBER OF STORES
+61	808	747

NET SALES AND OTHER REVENUES*
+3.4%	4,005.1	3,872.9

OPERATING PROFIT*
-5.4%	182.7	193.2

OPERATING MARGIN
-43 bps	4.6%	5.0%

*	in millions of EUR

In 2005, net sales and other revenues of Delhaize Belgium grew by 3.4%, mainly due to the acquisition of Cash Fresh in May 2005. Comparable stores sales decreased by 1.1% due to weak consumer spending in Belgium, accelerated competitive store openings and adjustments in Delhaize’s non-food offering. Market share for the full year decreased slightly to 25.5% (source: AC Nielsen). Operating margin declined to 4.6% due to weaker than forecasted sales, higher fuel prices and the automatic increase of statutory labor rate levels. Operating profit amounted to EUR 182.7 million compared to EUR 193.2 million last year.

Delhaize Belgium continued to focus on four strategic engines for growth: further network growth, assortment development, value proposition and efficient execution.

NETWORK GROWTH

A milestone in the development of Delhaize Belgium’s network was the acquisition in May 2005 of Cash Fresh, a highly profitable business operating 43 stores. The acquisition significantly reinforced the Company’s presence in the northeast of Belgium, a region where it was traditionally underrepresented. Delhaize Belgium started the integration of Cash Fresh in 2005 with the rollout of Delhaize-branded products and the 365 low-price basic product line and, in early January 2006, the introduction of the Plus loyalty card. Starting in 2006, Cash Fresh stores will be converted to Delhaize banners.

Delhaize Belgium also continued the organic expansion of its multi-format network by the net addition of 18 stores, including one company-operated supermarket. The Company also opened its first City store in the Grand-Duchy of Luxembourg. At the end of 2005, the Company operated 808 stores, including 29 stores in the Grand-Duchy of Luxembourg and two in Germany.

Part of Delhaize Belgium’s network growth was realized through the extension of its network of specialty stores, with four Tom & Co pet food stores and one Di health & beauty store added in 2005. Di, which celebrated its 30th anniversary in 2005, completely restyled all its company-operated and some franchised stores. The Company’s e-commerce activities, Caddy Home and Delhaizewineworld, were further developed.

22    DELHAIZE GROUP  /  ANNUAL REPORT 2005

OUTLOOK FOR 2006

Add 38 stores for a total of 846

Continue integration of Cash Fresh, with first conversions to Delhaize banners

Roll out new margin and inventory management system

ASSORTMENT

Delhaize Belgium continued to reinforce its position as the food specialist in Belgium. The Company further differentiated its assortment, built around taste, quality, health and convenience. Fresh products remained a key focus area for the Company, e.g., through the rollout of a new fish department, combining self-service with the transparency and expertise traditionally associated with serviced departments.

Delhaize customers can choose from more than 150 different prepared meals. With more than 370,000 prepared meals sold per week, Delhaize Belgium is the market leader in this category.

In 2005, the Company reinforced its focus on health and wellness. It started the rollout of a specialized product section for people with specific dietary needs (low sugar, gluten-free, etc.) and athletes. This section is present currently in 80 stores. The Company also started to introduce nutritional logos on its private-label products. Customers were informed about healthy eating habits through flyers, posters, the monthly “Le Lion” magazine and the website.

The specialty food offer was extended through the launch of a new range of Asian food in collaboration with Delhaize Group’s Asian Sourcing Unit and the development of an ultra-fresh offering of cut and prewashed vegetables.

Delhaize Belgium celebrated the 20th anniversary of its organic assortment, which currently includes approximately 650 products. On the occasion of the 175th anniversary of the independence of Belgium, Delhaize Belgium launched a series of products with historical packaging.

VALUE PROPOSITION

Delhaize Belgium continuously monitors its price position compared to its major competitors and adjusts its prices where necessary. Throughout the year, Delhaize Belgium reduced prices on more than 1,000 products.

Delhaize Belgium reinforced its communication efforts around its four-level price strategy: national brands, for which the Company applies strict tolerance rules compared to pricing at competitive stores; the Delhaize brand, which is at least 10% cheaper than national brands for the same quality; “365”, Delhaize Europe’s private-label line of basic products at a price in line with the hard discounters; and fresh products, for which Delhaize typically offers the best market price.

The “365” assortment was extended to 360 products at the end of the year. The Company also started “Buy two, get one free”-promotions, supporting its increased focus on pricing. Customers could obtain additional savings by using their Plus loyalty card. In order to reward customer loyalty more, customers received free stamps which they could exchange for high-quality wine glasses.

BETTER EXECUTION

In October, Delhaize Belgium opened a new distribution center for fresh products. This state-of-the-art facility is the first phase of a larger expansion plan for the company’s logistic site in Zellik, near Brussels, and allows for greater efficiency, a broader fresh assortment and improved store deliveries. The distribution center is equipped with the newest technology, such as a picking system based on radio frequency and voice recognition. Through store sequencing, the products are placed on the pallets in the order in which they will be put on the shelves in the stores, realizing significant time gains in the stores.

Delhaize Belgium is rolling out a new inventory and margin management system that it adapted from the successful systems at Hannaford, Food Lion and Kash n’ Karry. As it did in Delhaize Group’s U.S. banners, this system will entail significant benefits at all levels of the organization. The Company also continued the rollout of its smart retailing initiatives, aimed at freeing up store associates’ time for customers and increasing productivity through the reduction of non-value added handling.

In 2005, Delhaize Belgium reinforced its focus on energy reduction, overachieving its target to keep energy use at the level of 2003, while the historical trend is a 3% increase due to network expansion. Energy use (excluding Cash Fresh) in 2005 was 1.5% lower than in 2003. Several initiatives were undertaken in the stores and the warehouses. Particular focus was on increasing associate awareness of how they could influence energy use. In the last quarter of the year, the Company opened a new store containing several environmental-friendly innovations, which will be implemented in other stores if evaluated positively.

Information exchange with suppliers was significantly improved by the gradual extension of the use of electronic data interchange (EDI) orders and invoices; the application of continuous replenishment planning (CRP) with an increased number of suppliers, resulting in significantly better service levels and lower inventories; and item data synchronization through a vendor portal.

In-store execution and customer service in particular, received a great deal of attention in 2005, reflected in increasing customer satisfaction scores throughout the year.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    23

GREECE

2005 HIGHLIGHTS

Opened new supermarket prototype

Launched AB Shop & Go and AB Food Market

Implemented improvements from smart retailing project

	2005	2004
NUMBER OF STORES
+6	135	129

NET SALES AND OTHER REVENUES*
+4.0%	908.0	873.0

OPERATING PROFIT*
+5.1%	24.2	23.0

OPERATING MARGIN
+3 bps	2.7%	2.6%

*	in millions of EUR

Alfa-Beta, Delhaize Group’s operating company in Greece, increased its net sales and other revenues in 2005 by 4.0% to EUR 908.0 million, with an acceleration throughout the year due to its successful price reductions in the beginning of the year and the increased number of store openings in the second half of the year. Alfa-Beta’s market share increased significantly. The Company’s operating margin increased slightly. Contribution to the Group’s operating profit increased by 5.1%.

In the second half of 2005, Delhaize Group took advantage of an opportunity to buy 1.3 million additional shares in its Greek subsidiary, Alfa-Beta, thus raising its stake by 10 percentage points to 60.6%.

STORE NETWORK

In 2005, Alfa-Beta’s store network was extended by six stores, one company-operated and five affiliated stores. The Company created a new store prototype with increased attention to fresh products and innovations in floor construction, lighting, signage and equipment.

In order to reinforce its affiliated network, Alfa-Beta leveraged Delhaize Belgium’s experience in this area when launching two new banners: AB Shop & Go and AB Food Market. AB Shop & Go stores have a net selling area between 200 and 350 square meters (2,150 and 3,800 square feet) and are aimed at urban environments, densely populated areas and other high-traffic locations. AB Food Markets (500 to 700 square meters – 5,400 to 7,500 square feet) have a parking area and are typically located in urban regions and in popular tourist areas. All remaining Trofo Markets will gradually be converted to one of these two banners. Together with the two company-operated store concepts - the large Alfa-Beta supermarkets and the Alfa-Beta City stores - they form a strong concept portfolio allowing Alfa-Beta to serve all types of communities.

24    DELHAIZE GROUP  /  ANNUAL REPORT 2005

OUTLOOK FOR 2006

Reinforced price position

Add 19 stores for a total of 154

Further differentiate food offering

Convert all affiliated stores to AB Shop & Go and AB Food Market banners

ASSORTMENT AND PRICE

In 2005, Alfa-Beta created a new deli department called “Self Traiteur” offering sandwiches, salads, pizzas and ready meals prepared in the store. By the end of the year, eight Alfa-Beta stores were equipped with this department. In-store bakery stations were installed in 26 additional stores.

Alfa-Beta’s private label assortment was further strengthened by the addition of private label non-food products under the new “VitaCare” label, the introduction of a fully renewed range of private-label spices, and the extension of the “Alfa-Beta Close to Greek Nature” line of regional products. The latter private-label brand was awarded the “Silver Hermes,” an international award for innovative packaging design.

The variety of organic products was enriched also, resulting in 30% sales growth in this category.

Alfa-Beta further reinforced its value proposition by adding 120 products to its “365” assortment, bringing the total of these basic products positioned at sharp prices to 240 at year-end. In addition, the company decreased the prices of 2,000 products throughout the year. The reinforced price position was supported by more price-focused marketing efforts and attractive offers through the loyalty card.

Alfa-Beta’s innovative stance towards food retailing was recognized with the “Best Food Retail Store” award for its Helleniko flagship store in a competition organized by the Greek Retail Business Magazine. The Company also received the “Oikopolis Award 2005” from Ecocity, a non-profit organization, rewarding its environmental protection initiatives, such as the installation of fully equipped recycling centers in 25 of its stores.

EFFICIENCY

Alfa-Beta continued to implement innovations from its smart retailing projects, resulting in important productivity gains and execution improvements: reduction of store inventory levels, improved freshness in the meat department through just-in-time production and less out-of-stocks in the bakery department due to a computer-based production management system.

Communication between the distribution centers and the stores was improved, allowing for higher productivity and better service levels to the stores. Ordering procedures were improved and delays between store orders and deliveries were significantly reduced. Store delivery hours were forecasted more precisely, allowing for better planning in the store. The introduction of store sequencing, where deliveries are prepared in the distribution centers in the same order as they will be placed on the store shelves, resulted in higher in-store productivity. Finally, the truck fleet was upgraded, introducing trailers with different temperature zones.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    25

EMERGING MARKETS

2005 HIGHLIGHTS

Optimized assortment to increase differentiation, particularly in fresh offer

Launched new store concept in Indonesia

Continued to focus on price competitiveness

	2005	2004
NUMBER OF STORES
-10	156	166

NET SALES AND OTHER REVENUES*
+5.7%	400.1	378.4

OPERATING PROFIT*
N/A	(0.9)	3.5

OPERATING MARGIN
-113 bps	-0.2%	0.9%

*	in millions of EUR

Delhaize Group’s activities in Emerging Markets (Czech Republic, Romania and Indonesia) posted 5.7% net sales and other revenues growth, due to strong sales performance in Romania and Indonesia. Contribution to the Group’s operating profit was slightly negative, due to weak results in the Czech Republic.

In June 2005, Delhaize Group sold its 11 Delvita stores in Slovakia to the German Rewe Group, allowing Delvita to focus fully on its Czech operations.

CZECH REPUBLIC

In the Czech Republic, Delvita opened three new stores and closed six underperforming ones, resulting in a net decrease of the network by three to a total of 94 stores. While further reinforcing its widely-recognized differentiation in assortment, convenience and service, the Company also focused intensively on improving its price competitiveness and profitability by increasing efficiency and productivity.

To increase efficiency, the Company reorganized its store network around three store concepts: the Delvita supermarket, the urban Delvita City stores and the Delvita Proxy convenience store.

An important effort in 2005 centered around the efficient assortment project. The total number of references was reduced by approximately 10%. More efficient ways of displaying and shelving (mini-pallets, baskets, cardboard boxes) resulted in higher in-store productivity. The leaner and more transparently displayed assortment also made it more convenient to customers.

Delvita launched a series of improvements from its smart retailing project and invested significantly in its IT infrastructure and logistic systems, thereby benefiting from systems and tools developed in cooperation with other operating companies of the Group.

This strict focus on efficiency allowed Delvita to reinforce its price positioning. In order to offer customers better value, the Company further developed its private label offering. Delvita private-label products already represent more than 10% of total sales. The number of “365” products at Delvita increased to 250, thus offering customers a low-priced range of quality basic products.

26    DELHAIZE GROUP  /  ANNUAL REPORT 2005

OUTLOOK FOR 2006

Improved productivity through several measures

Divested Slovak operations

Add 13 stores for a total of 169

Resume network growth in all three countries

Open distribution center in Indonesia

Delvita continued to reinforce its historically strong position as food specialist: prepared meals under private label are now available in all stores; a private-label range of organic products was launched; and a private-label line of Asian products was developed together with Delhaize Belgium. In-store bakery stations were rolled out to the complete network.

For the third consecutive year, Delvita was externally recognized for its differentiated position in the Czech food retail market. In a public voting procedure supported by GE Capital and the Czech government, the Company was declared “Most Popular Retailer of the Year 2005.”

ROMANIA

In 2005, Mega Image concentrated on growth in its 16 existing stores and on organizational and operational improvements in its operations.

Mega Image reviewed and reformed its assortment, leading to both stronger differentiation and higher efficiency. The number of products was reduced significantly, making it more convenient for customers and more efficient for the Company, without negative impact on sales. Differentiation was elevated in the fresh and deli departments: the self-service meat and bakery offerings were reinforced and pre-packed produce was added. All stores now carry convenience items such as fresh pizzas and sandwiches. In-store preparation of fresh juice, grilled chicken and prepared meals was extended to most of the Mega Image stores.

At the same time, the Company strengthened its price policy and developed the tools required to support it. A weekly price comparison with key competitors was fine-tuned and prices were reduced where necessary. The offer of quality basic products under the “365” brand was enlarged to 50 products by year-end. The company created a leaflet promoting its product and pricing strategy.

Significant effort was put in structuring and formalizing operational processes and tools. The supply chain was further centralized, reducing direct store deliveries by suppliers. A series of tools were introduced or improved: order books, standard operating practices, a new point-of-sales system and simplified planograms.

INDONESIA

In Indonesia, Super Indo added four new stores to its network and remodeled three existing stores. In July 2005, the Company opened the first store based on its new store concept. The new concept allows for increased in-store productivity and efficiency and gives the facility a modern and trendy atmosphere. By the end of the year, the new concept was applied in five Super Indo stores.

Super Indo also continued to develop its assortment. The already strong fresh offering was further extended. The dairy department saw the addition of meat substitutes tofu and tempeh. Health & beauty joined the fresh departments as a destination category and was further developed.

Price competitiveness was reinforced by the reduction of prices on 500 products, combined with promotions targeted at increasing basket size.

In 2005, Super Indo focused intensively on the efficiency of its activities. It started the rollout of a hand-held scanner-based system for reception of goods in the stores, to be completed in 2006. Several innovations in the new store concept allow for higher productivity in the units: e.g., roll-containers and stocking by case pack increased efficiency when stocking the shelves and the integration of the customer service counter into the cashier counters made it possible to combine tasks. The Company also prepared for the opening of a centralized distribution center in 2006.

In order to support its growth strategy, Super Indo created an Operations Training department, which is responsible for training all store associates and for the implementation of a six-month store manager training program in particular.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    27

FINANCIAL REVIEW

INCOME STATEMENT (p. 40)

In 2005, net sales and other revenues of Delhaize Group amounted to EUR 18.6 billion, a 4.2% increase over 2004. At identical exchange rates, net sales and other revenues would have increased by 4.1%. This evolution was impacted by the acquisition of 19 Victory Super Market stores in the U.S. by Hannaford (consolidated from November 26, 2004) and 43 Cash Fresh stores in Belgium (consolidated from May 31, 2005). Organic sales growth was 2.1%.

In 2005, Delhaize Group’s store network was extended by 71 stores, including the 43 Cash Fresh stores acquired in Belgium and net of the 11 Slovak Delvita stores sold to Rewe Group in June 2005. Detailed information on the store network evolution per country can be found on p. 82 of this report.

Delhaize Group’s U.S. operations contributed 71.5% to total net sales and other revenues, Belgium 21.5%, Greece 4.9% and the Emerging Markets (Czech Republic, Romania and Indonesia) 2.1%.

Net sales and other revenues of Delhaize Group’s U.S. operations amounted to USD 16.6 billion (EUR 13.3 billion), an increase of 4.4% over 2004. Comparable store sales in the U.S. grew by 1.1%. Food Lion, Delhaize Group’s largest operating company, saw its sales momentum accelerating in the second half of the year, due to effective price, promotion and marketing initiatives, pricing optimization using multiple price zones, good execution in the stores, the successful market renewal program in Greensboro, North Carolina, and Baltimore, Maryland, and store closings by Winn-Dixie, an important competitor in the Southeast of the U.S. Sales remained solid at Hannaford and Sweetbay, and were challenging at Harveys, Victory and the unconverted Kash n’ Karry stores.

Net sales and other revenues in Belgium increased by 3.4% to EUR 4.0 billion mainly due to the acquisition of the Cash Fresh stores. Comparable store sales growth was negative -1.1% due to the weak economic environment, a high number of competitive store openings and adjustments in Delhaize Belgium’s non-food offering.

IFRS

This is the first annual report of Delhaize Group prepared on the basis of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC) effective for 2005 reporting. More information on the implications for Delhaize Group of the change in reporting standards from Belgian Generally Accepted Accounting Principles (Belgian GAAP) to IFRS can be found in Note 45 to the Financial Statements “Adoption of International Financial Reporting Standards (IFRS)” (p. 78)

NON-GAAP MEASURES

In its financial communication, Delhaize Group uses certain measures that have no definition under IFRS or other generally accepted accounting standards (non-GAAP measures). Delhaize Group does not represent these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators for our business and are widely used by investors, analysts and other parties. A reconciliation of these measures to IFRS measures can be found in the chapter “Supplementary Information” of this report (p. 82). A definition of non-GAAP measures and ratios composed of non-GAAP measures can be found in the glossary on p. 104.

Net sales and other revenues in Greece grew by 4.0%, with sales growth accelerating throughout the year due to the positive impact of price reductions and an increasing number of store openings. In the Emerging Markets, net sales and other revenues increased by 5.7% on the basis of good sales momentum in Indonesia and Romania.

Gross profit amounted to EUR 4.7 billion, a 6.9% increase compared to 2004. Gross margin increased from 24.6% in 2004 to 25.2% in 2005. The U.S. operations increased their gross margin from 26.6% to 27.2% due to reduced inventory losses at Food Lion, continued margin management and price optimization at Food Lion and Hannaford, and expanded offerings in higher-margin departments. Inventory improvements at Food Lion were mainly the result of the new inventory and margin management system

28    DELHAIZE GROUP  /  ANNUAL REPORT 2005

implemented in 2004. Delhaize Belgium’s gross margin stood at 20.0%, compared to 19.4% in 2004, an improvement mainly related to a better sales mix.

Selling, general and administrative expenses (SG&A) increased by 7.2% to EUR 3.8 billion. As a percentage of sales, SG&A grew from 20.0% in 2004 to 20.6% in 2005. In the U.S., SG&A increased from 21.4% to 21.7% of sales due to soft sales at Food Lion in the first half of 2005, integration and conversion expenses related to Victory Super Markets and Sweetbay Supermarket, the market renewals and other concept creation work at Food Lion and increased medical costs. SG&A of the Belgian activities increased from 15.0% to 16.1% due to soft sales and statutory labor rate increases. Higher utility and fuel expenses throughout the Group also contributed to the higher operating expenses. During the second half of 2005, the control over operating expenses improved due to strict cost management, the completion of the conversion of Victory stores to the Hannaford banner and lower depreciation and rents.

Other operating expenses increased by 40.7% to EUR 44.4 million, primarily due to increased expenses in the U.S. related to the closing of stores in the ordinary course of business (EUR 11.7 million in 2005 compared with EUR 1.1 million in 2004) and losses on disposal of fixed assets (EUR 18.7 million in 2005 compared with EUR 12.4 million in 2004). In 2005, Delhaize U.S. closed 32 stores in the ordinary course of business, compared with ten stores in 2004. Higher losses on the disposal of fixed assets were mainly due to the store closings in the U.S. and the market renewal activity in Greensboro, North Carolina and Baltimore, Maryland. Other operating expenses also included impairment charges of EUR 11.8 million in 2005, primarily related to impaired stores at Food Lion and Delvita, compared to EUR 10.8 million in 2004.

The higher operating expenses as a percentage of sales were offset by the higher gross margin, resulting in a stable operating margin at 4.8% of net sales and other revenues, with 5.4% operating margin in the U.S. and 4.6% in Belgium. As a result, operating profit followed sales growth, increasing 4.0% to a total of EUR 898.0 million. Delhaize Group’s U.S. business contributed 80.7% of the total Group operating profit, Delhaize Belgium 20.3% and Greece 2.7%. The Emerging Markets had a negative contribution of -0.1% and Corporate of -3.6%.

Net financial expenses amounted to EUR 300.8 million, a 2.5% decrease due to a higher income from investments as a result of higher cash balances and higher short-term interest rates. This was partly offset by a 1.2% increase in finance costs due to the issuance of a convertible bond in April 2004 and lower benefits from interest rate swaps as a result of higher short-term interest rates in the United States.

At the end of 2005, Delhaize Group’s debt had an average interest rate of 7.2%, excluding finance leases and taking into account the effect of interest rate swaps. Delhaize Group’s short-term debt had an average 3.5% interest rate; the long-term debt an average of 7.2%.

The higher operating profit and the lower net financial expenses resulted in a 7.5% increase of profit before tax and discontinued operations to EUR 597.2 million.

Income tax expenses increased by 11.1% in 2005, due primarily to the increase in profit before tax and discontinued operations and the higher effective tax rate. The effective tax rate of continuing operations increased from 36.2% to 37.4%. The increase is explained by the receipt of USD 5.6 million in interest on a U.S. tax refund in 2004, the increase in tax expense related to share-based compensation in 2005, and taxes on increased dividends paid by Delhaize America to the parent company in 2005. These amounts were partially offset by the favorable resolution of state audits at our U.S. subsidiaries in 2005.

Result from discontinued operations, net of tax, amounted to EUR -3.8 million, compared to EUR -52.3 million in 2004. In 2004, the result from discontinued operations included a EUR 39.3 million store closing charge and a EUR 19.0 million impairment charge for the closing of 34 Kash n’ Karry stores mainly located on the east coast of Florida and in the Orlando market of the United States. Discontinued operations included the Thai operations divested on September 1, 2004, the Slovak operations sold to the German Rewe Group in June 2005, and the 34 Kash n’ Karry stores closed in 2004.

In 2005, net profit attributable to minority interest amounted to EUR 4.9 million, a decrease of 19.3% due to a lower net profit of

DELHAIZE GROUP  /  ANNUAL REPORT 2005    29

Delhaize Group’s Greek subsidiary Alfa-Beta and an increase in the second half of 2005 of Delhaize Group’s interest in Alfa-Beta by 10 percentage points to 60.6%.

The stronger operating profit, combined with the lower loss from discontinued operations, led to a 23.4% increase in the Group share in net profit to EUR 364.9 million. Basic net profit per share amounted to EUR 3.89, compared to EUR 3.19 in 2004 (+21.8%). Diluted net profit per share amounted to EUR 3.71 compared to EUR 3.09 in 2004 (+20.0%).

CASH FLOW STATEMENT (p. 41)

Net cash provided by operating activities decreased by 8.8% to EUR 902.3 million. This was primarily due to higher tax payments in 2005 and cash used in working capital requirements (inventories, accounts payable and accounts receivable) in 2005 versus cash provided out of working capital in 2004.

Tax payments increased from EUR 123.4 million to EUR 238.7 million. In 2004, tax payments benefited from a tax refund, an overpayment of tax in 2003 which was applied to the 2004 tax liability, and the availability of bonus depreciation deductions which occurred as the result of legislation enacted in 2001 and which expired in 2004.

Working capital requirements increased in 2005 by EUR 7.0 million due to an increase in inventories by EUR 40.8 million, mainly generated in the U.S. operations, an increase in accounts receivables of EUR 26.2 million, mainly in Belgium, almost completely offset by an increase in accounts payable of EUR 60.0 million.

Net cash used in investing activities increased by 17.9% to EUR 756.6 million primarily due to the increase in capital expenditures by 28.7% in 2005, the acquisition of Cash Fresh (EUR 160.8 million) and the increase of Delhaize Group’s participation in its Greek subsidiary, Alfa-Beta (EUR 14.6 million).

Capital expenditures increased from EUR 494.1 million in 2004 (2.8% of sales) to EUR 636.1 million in 2005 (3.4% of sales) due to the conversion of the 19 acquired Victory stores to the Hannaford banner, the continued rollout of Sweetbay Supermarkets in Florida, the two market renewals at Food Lion and the investments in the construction of a new distribution center in Belgium. In 2005, 72.2% of total capital expenditures was invested in the U.S. activities of the Group, 19.2% in the Belgian operations, 5.6% in Greece, 1.2% in the Emerging Markets and 1.8% in the Corporate activities.

In 2005, investment in new stores increased from EUR 129.0 million in 2004 to EUR 180.0 million in 2005 (1.0% of net sales and other revenues). Delhaize Group invested EUR 219.6 million (1.2% of net sales and other revenues) in remodeling and expansions (EUR 143.6 million in 2004). In the U.S., 176 existing stores were remodeled. In addition, 12 Food Lion stores were converted to the Harveys’ banner. In Belgium, 15 company-operated supermarkets have undergone a remodeling. Capital spending in information technologies, logistics and distribution, and miscellaneous categories amounted to EUR 236.5 million (1.3% of net sales and other revenues), compared to EUR 221.5 million in 2004.

In 2005, net cash used in financing activities increased from EUR 45.7 million to EUR 68.6 million due to a higher dividend payment (EUR 105.3 million in 2005 compared to EUR 92.7 million in 2004) and an increase in treasury share purchases in connection with the exercise of stock options.

In 2005, Delhaize Group generated free cash flow before dividend payments of EUR 148.9 million, compared to EUR 373.0 million in 2004. This decrease was the result of lower cash provided by operating activities, higher capital expenditures and the acquisition of Cash Fresh. Before the EUR 160.8 million acquisition of Cash Fresh, Delhaize Group generated free cash flow of EUR 309.7 million. Cash and cash equivalents increased by 21.9% to EUR 804.9 million due to the generation of free cash flow and the strengthening of the U.S. dollar between the two closing dates.

BALANCE SHEET (p. 38)

At the end of 2005, total assets of Delhaize Group amounted to EUR 10.3 billion, a 17.8% increase compared to the end of 2004. This increase was primarily due to the acquisition of Cash Fresh in Belgium, the active store opening program and the 15.5%

30    DELHAIZE GROUP  /  ANNUAL REPORT 2005

strengthening of the U.S. dollar compared to the euro between the two closing dates.

At the end of 2005, Delhaize Group’s sales network consisted of 2,636 stores, 71 more than one year earlier. Of these 2,636 stores, 349 were owned by the company; 673 were held under finance leases and 1,241 under operating leases. The remaining 373 stores were affiliated stores owned by their operators or directly leased by their operators from a third party. Delhaize Group owned 12 of its 13 warehousing and distribution facilities in the U.S., six of the seven distribution centers of Delhaize Belgium, two of its four distribution centers in Greece and two of its four distribution centers in its Emerging Markets.

In 2005, total equity, including minority interests, increased by EUR 736.1 million or 25.6% to EUR 3.6 billion, primarily due to the strengthening of the U.S. dollar (increase of EUR 435.7 million), the net profit of the year (increase of EUR 369.8 million) and stock options and restricted share-related activities (increase of EUR 38.9 million). This was partly offset by the dividend declared (decrease of EUR 105.4 million).

In 2005, the total number of Delhaize Group shares, including treasury shares, increased by 1,036,501 shares to 94,705,062 due to the exercise of warrants. In 2005, the Group repurchased 458,458 of its shares and used 157,607 treasury shares in connection with its stock option programs. At the end of 2005, Delhaize Group owned 595,586 treasury shares, at a value of EUR 55.20 per share, compared to an average purchase price of EUR 56.00 per share.

On December 31 2005, Delhaize Group had financial debt of EUR 3.9 billion, an increase by 14.3%, primarily due to the strengthening of the U.S. dollar. Of its financial debt, EUR 694.2 million was current and EUR 3.2 billion non-current. The increase of current debt was due to the reclassification to current liabilities of long-term debt due in February (EUR 150 million) and April (USD 563 million) of 2006. Of the total financial debt, 12.5% was at variable interest rates and 87.5% at fixed interest rates; 78.3% was denominated in U.S. dollar and 21.7% in euro. The average maturity of the debt, excluding finance leases, was 8.7 years compared to 10.4 years in 2004.

*	Excluding finance leases; principal payments (related premiums and discounts not taken into account).

At the end of 2005, Delhaize Group had finance lease obligations outstanding of EUR 689.3 million compared with EUR 588.6 million at the end of 2004.

In 2005, the net debt of Delhaize Group increased by 12.8% to EUR 2.9 billion, mainly due to the stronger U.S. dollar (currency translation effect of EUR 320.3 million). At identical exchange rates, net debt would have increased by 1.0%. The net debt to equity ratio decreased from 90.6% at the end of 2004 to 81.4% at the end of 2005.

At the end of 2005, Delhaize Group also had total annual minimum operating lease commitments of approximately EUR 233.5 million in 2006, including approximately EUR 31.8 million related to closed stores. These commitments are decreasing gradually to approximately EUR 204.0 million in 2010, including approximately EUR 20.9 million related to closed stores. These leases generally have terms that range between three and 27 years with renewal options ranging from three to 27 years.

RECONCILIATION FROM IFRS TO US GAAP

Delhaize Group prepares its financial statements under IFRS and also prepares a reconciliation of its net income and shareholders’ equity to US GAAP in accordance with its obligations as a foreign company listed on the New York Stock Exchange (see p. 85).

Under US GAAP, Delhaize Group’s 2005 net income was EUR 363.7 million (EUR 304.4 million in 2004) compared to EUR 364.9 million under IFRS. The most significant reconciling items affecting net income were related to goodwill adjustments, accounting differences for the convertible bond, share-based compensation, closed store provisions, pension plans and impairment charges.

At the end of 2005, Delhaize Group shareholders’ equity under US GAAP was EUR 3.7 billion (EUR 2.9 billion at the end of 2004) compared to EUR 3.6 billion under IFRS.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    31

RECENT EVENTS

In February 2006, Delhaize Group paid off a EUR 150 million Eurobond at an interest rate of 5.5%, using a combination of cash on hand, existing credit facilities and the proceeds from an issuance of EUR 50 million in medium-term notes in November 2005.

RISK FACTORS

The following discussion reflects business risks that are evaluated by our management and our Board of Directors. This section should be read carefully in relation to our prospects and the forward-looking statements contained in this annual report. Any of the following risks could have a material adverse effect on our financial condition, results of operations or liquidity and lead to impairment losses on goodwill, intangible assets and other assets. The risks described below are not the only ones that Delhaize Group faces. There may be additional risks of which the Group is unaware. There may also be risks Delhaize Group now believes to be immaterial, but which could turn out to have a material adverse effect.

CURRENCY RISK

Delhaize Group’s operations are conducted primarily in the U.S. and Belgium and to a lesser extent in other parts of Europe and in Southeast Asia. The results of operations and the financial position of each of Delhaize Group’s entities outside the euro zone are accounted for in the relevant local currency and then translated into euro at the applicable foreign currency exchange rate for inclusion in the Group’s consolidated financial statements. Exchange rate fluctuations between these foreign currencies and the euro may have a material adverse effect on the Group’s consolidated financial statements as reported in euro.

Because a substantial portion of its assets, liabilities and operating results are denominated in U.S. dollars, Delhaize Group is particularly exposed to fluctuations in the value of the U.S. dollar against the euro. The Group does not hedge this U.S. dollar translation exposure. In 2005, a variation of one U.S. cent in the exchange rate of the euro would have caused net sales and other revenues of Delhaize Group to vary by 0.9% or EUR 165.6 million, operating profit by 1.0% or EUR 9.0 million and net profit by 0.9% or EUR 3.4 million.

Transactions that could result in currency exchange rate risks for Delhaize Group are dividends paid by the U.S. operating companies to the Belgian parent company. When appropriate, the Group enters into agreements to hedge against the variation in the U.S. dollar in relation to these dividend payments between the declaration and payment dates. Long-term movements in the exchange rate of the U.S. dollar to the euro can have an adverse effect on the Group’s payment of its euro denominated dividend.

Additional currency exchange rate exposure arises when the parent company or Delhaize Group’s financing companies fund the Group’s subsidiaries in their local currency. Any sizeable intra-Group cross-currency lending is generally fully hedged through the use of foreign exchange forward contracts or currency swaps (more information in Note 20 to the Financial Statements, “Derivative Instruments”, p. 61). However, in most cases the Group’s subsidiaries borrow directly in local currencies.

INTEREST RATE RISK

Delhaize Group’s interest rate risk management objective is to achieve an optimal balance between borrowing cost and management of the effect of interest rate changes on earnings and cash flows. The Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt. As a part of its interest rate risk management efforts, from time to time Delhaize Group enters into interest rate swap agreements (see Note 20 to the Financial Statements, “Derivative Instruments”, p. 61).

Daily working capital requirements are typically financed with operational cash flow and through the use of various committed and uncommitted lines of credit and commercial paper programs. The interest rate on these short and medium-term borrowing arrangements is generally determined either as the inter-bank offering rate at the borrowing date plus a pre-set margin or based on market quotes from banks.

The mix of fixed-rate debt and variable-rate debt is managed within policy guidelines. At the end of 2005, 87.5% of the financial debt of the Group was fixed-rate debt and 12.5% was variable-rate debt. The large proportion of fixed-rate debt could put Delhaize Group in a disadvantageous competitive position if market interest rates are lower than our average borrowing costs for an extended period of time.

LIQUIDITY RISK

In order to maintain funding availability through the economic and business cycles, Delhaize Group closely monitors the amount of short-term funding and the mix of short-term funding to total debt, the composition of total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt. The Group’s policy is to finance its operating subsidiaries through a mix of retained earnings, third-party borrowings and capital contributions and loans from the parent and Group financing companies.

At the end of 2005, short-term borrowings of Delhaize Group were EUR 0.1 million, while cash and cash equivalents amounted to EUR 804.9 million in preparation of major debt repayments in 2006.

In April 2005, Delhaize America entered into a new USD 500 million five-year unsecured revolving credit facility, replacing a USD 350 million secured facility that would have matured in July 2005. Delhaize America had no outstanding borrowings under this credit facility as of December 31, 2005. However, approximately USD 57 million of the committed amount was used to fund letters of credit at the end of 2005. At the end of 2005, Delhaize Group SA, the parent company, had a EUR 500 million treasury notes program, under which it had EUR 62.4 million outstanding at the end of 2005. In addition, Delhaize Group had, through its different

32    DELHAIZE GROUP  /  ANNUAL REPORT 2005

companies, approximately EUR 175.0 million committed bilateral credit facilities in Europe and Asia. Under these committed bilateral credit facilities, the Group had, at the end of 2005, EUR 0.1 million borrowings outstanding.

Delhaize Group has no credit rating published by a rating agency. Its largest subsidiary, Delhaize America, has a credit rating with Moody’s Investors Services and Standard & Poor’s Ratings Services. In September 2005, Moody’s Investors Services, which has a Ba1 credit rating for Delhaize America, changed its outlook from positive to stable. Since December 2002, Standard & Poor’s Ratings Services’ credit rating of Delhaize America has been BB+ with a stable outlook. The Company believes that a downward revision of the credit rating of Delhaize America would have a limited impact on the cost of its existing financing because of the large proportion of its fixed-rate debt. However, a downgrade could make future financing more difficult and/or expensive to obtain.

None of the loan agreements of Delhaize Group include any rating triggers, but Delhaize Group is subject to certain covenants related to its debt instruments. Non-compliance with one or more of these covenants could result in events of default against the debt instruments and lack of access to funds under credit agreements. The Company also has some property pledged as collateral on certain long-term borrowings for real estate. More information can be found in Note 17 to the Financial Statements, “Long-term Debt”, p. 57.

RISK RELATED TO INVESTMENT IN SECURITIES

Delhaize Group has a price and credit risk on its financial investments. At the end of 2005, the Group’s financial investments amounted to EUR 154.1 million. Delhaize Group requires a minimum quality of its financial investments and it does not utilize derivatives for speculative purposes. The Company’s short-term investments have a rating of at least A1 (S&P) / P1 (Moody’s). Delhaize Group’s long-term investment policy requires a minimum rating of A-/A3 for its financial investments. More information can be found in Note 11 to the Financial Statements, “Investment in Securities”, p. 54.

PENSION PLAN RISK

Most operating companies of Delhaize Group have pension plans, the structures and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit plans.

In defined contribution plans, retirement benefits are determined by the value of funds provided by contributions paid by the associates and/or the Company and the subsequent performance of investments made with these funds. For defined benefit plans, retirement benefits are based on the associates’ pensionable salary and length of service or on guaranteed returns on contributions made.

Delhaize Group has defined benefit plans at Delhaize Belgium and Hannaford and a post-employment benefit at Alfa-Beta. At its other subsidiaries, including its largest subsidiary, Food Lion, Delhaize Group has no broad-based defined benefit plans.

When the expected return on the assets of a defined benefit plan falls short of the obligations, the Company bears an underfunding risk. At the end of 2005, the underfunding of Delhaize Group’s defined benefit plans amounted to EUR 82.6 million.

More details on pension plans at Delhaize Group and its subsidiaries can be found in Note 24 to the Financial Statements, “Benefit Plan Provision”, p. 63.

MACROECONOMIC RISK

Major macroeconomic risks of Delhaize Group are consumer spending and cost inflation. Weaker consumer spending can impact profitability negatively due to pressure on sales and margins. If labor and cost of merchandise sold, the Group’s primary operating costs, increase above retail inflation rates, this could have an adverse effect on its profitability. In addition, rising fuel and energy prices can increase the Company’s cost for heating, lighting, cooling and transport. Where possible, cost increases are recovered through retail price adjustments and increased operating efficiencies.

Delhaize Group is particularly susceptible to macroeconomic risks in the U.S. In 2005, 71.5% of the Group’s sales were generated in the U.S., where all its stores are located on the east coast. Consequently, Delhaize Group’s operations depend significantly upon the conditions in this area.

RISK RELATED TO COMPETITIVE ACTIVITY

The food retail industry is competitive and characterized by narrow profit margins. Delhaize Group faces heavy competition from many store chains. The Group’s profitability could be impacted by the pricing, purchasing, financing, advertising or promotional decisions made by these competitors. To the extent Delhaize Group reduces prices or increases expenses to support sales in the face of competition, net income and cash generated from operations could be affected.

RISK RELATED TO SOCIAL ACTIONS

At the end of 2005, Delhaize Group had union representation in its operations in Belgium, the Grand-Duchy of Luxembourg, Greece and the Czech Republic. In its U.S. operations, the Group has union representation in one of Hannaford’s three distribution centers. Hannaford has a collective bargaining agreement with the union at that location which will remain in effect until February 2009.

Delhaize Group’s operations and results could be negatively affected by social actions initiated by trade unions or parts of its workforce, in the event of which the Group cannot assure that it would be able to adequately meet the needs of its customers.

EXPANSION RISK

Delhaize Group’s ability to open new stores is dependent on purchasing or entering into leases on commercially reasonable terms for properties that are suitable for its needs. If the Group fails to secure property on a timely basis, its growth may be impaired. Similarly, its business may be harmed if it is unable to renew the leases on its existing stores on commercially acceptable terms.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    33

ACQUISITION RISK

As part of its long-term strategy, Delhaize Group continues to reinforce its operations by pursuing acquisition opportunities in the retail grocery store industry. Delhaize Group looks for the acquisition of businesses operating the same or similar store formats in geographical areas where it currently operates or in adjacent areas. By acquiring other businesses, the Group faces risks of successful integration commonly encountered with growth through acquisition.

RISK RELATED TO EVENTS OF EXCEPTIONAL NATURE

Delhaize Group’s operations, assets and staff can be exposed to risks related to events of an exceptional nature such as, but not limited to: severe weather, natural disasters, terrorist attacks, hostage taking, political unrest, fire, power outages, information technology failures, food poisoning, health epidemics and accidents. Such events could have a significant effect on the Group’s relationships with its customers and on its financial condition, results of operations and cash flows. The Company is continuously evaluating and addressing possible threats linked to external events and has business continuity plans and crisis procedures in place. The effectiveness of these plans in limiting financial loss will vary according to the nature and severity of any exceptional event.

LITIGATION RISK

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. The Group has estimated its exposure to the claims and litigation arising in the normal course of operations and believes it has made adequate provisions for such exposure. Any litigation, however, involves risk and unexpected outcomes in these matters could result in an adverse effect on our financial statements. More information on pending litigation can be found in Note 42 to the Financial Statements, “Contingencies”, p. 75.

REGULATORY RISK

Delhaize Group is subject to federal, regional, state and local laws and regulations in each country in which it operates relating to, among others, zoning, land use, antitrust, work place safety, public health, environmental protection, community right-to-know, alcoholic beverage sales and pharmaceutical sales. A number of jurisdictions regulate the licensing of supermarkets, including retail alcoholic beverage license grants. Under certain regulations, Delhaize Group is prohibited from selling alcoholic beverages in certain of its stores. Employers are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with, or changes in, these laws could reduce the revenues and profitability of the Group’s stores and could substantially affect its business, financial condition or results of operations.

Delhaize Group actively strives to ensure compliance with all laws and regulations to which it is subject. A Code of Business Conduct and Ethics has been developed and implemented, anti-fraud and other appropriate training has been implemented within the Group and the internal audit function has been reinforced during the recent years.

RISK RELATED TO INTERNAL CONTROL WEAKNESSES

Undetected control weaknesses or controls that function ineffectively represent a risk of loss and/or financial misstatement. Delhaize Group routinely assesses the quality and effectiveness of its internal controls. As a foreign company filing under U.S. law, Delhaize Group will be required to meet the certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which, beginning with Delhaize Group’s annual report for the year ending December 31, 2006, requires management and the statutory auditors to evaluate and assess the effectiveness of the Company’s internal controls.

RISK RELATED TO STOCK MARKET LISTING

Being listed on Euronext Brussels and the New York Stock Exchange, Delhaize Group is subject to Belgian and U.S. legislation and regulation regarding, among others, financial, governance and other disclosure, internal controls and insider trading. As a result, it will continue to invest necessary resources to comply with evolving laws, regulations and standards, and this investment may continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities.

As of January 1, 2005, Delhaize Group reports its consolidated financial results under International Financial Reporting Standards (IFRS). This change in accounting standards could increase the risk for accounting or interpretation errors in this transition period. The Company has taken significant measures for a smooth transition of its reporting systems and procedures from Belgian GAAP to IFRS, including, but not limited to, investments in IT systems, internal and external training of financial and accounting staff, and consultation with external experts.

TAX AUDIT RISK

Delhaize Group is regularly audited in the various jurisdictions in which it does business, which it considers to be part of its ongoing business activity. While the ultimate outcome of these audits is not certain, Delhaize Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities, and believes it has adequate liabilities recorded in its consolidated financial statements for potential exposures. Unexpected outcomes as a result of these audits could adversely affect Delhaize Group’s financial statements.

34    DELHAIZE GROUP  /  ANNUAL REPORT 2005

PRODUCT LIABILITY RISK

The packaging, marketing, distribution and sale of food products entail an inherent risk of product liability, product recall and resultant adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by Delhaize Group. These contaminants may, in certain cases, result in illness, injury or death.

As a consequence, Delhaize Group has an exposure to product liability claims. If a product liability claim is successful, the Group’s insurance may not be adequate to cover all liabilities it may incur, and it may not be able to continue to maintain such insurance or obtain comparable insurance at a reasonable cost, if at all.

In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that the Group’s products caused illness or injury could affect the Group’s reputation and its business and financial condition and results of operations.

Delhaize Group takes an active stance towards food safety in order to offer customers safe food products. The Group has worldwide food safety guidelines in place, and their application is vigorously followed.

RISK OF ENVIRONMENTAL LIABILITY

Delhaize Group is subject to laws and regulations that govern activities that may have adverse environmental effects. Delhaize Group may be responsible for the remediation of such environmental conditions and may be subject to associated liabilities relating to its stores and the land on which its stores, warehouses and offices are situated, regardless of whether the Group leases, subleases or owns the stores, warehouses or land in question and regardless of whether such environmental conditions were created by the Group or by a prior owner or tenant.

SELF-INSURANCE RISK

The Group actively manages its insurable risk through a combination of external insurance coverage and self-insurance. In deciding whether to purchase external insurance or manage risk through self-insurance, the Company considers its success in managing risk through safety and other internal programs and the cost of external insurance coverage.

External insurance is used when available at a reasonable cost. The associated insurance levels are set using exposure data gained through risk assessment, by comparison with standard industry practice and by assessment of the available financing capacity in the global insurance market.

The main risks covered by our insurance policies are the following:

•	Property damage and business interruption caused by fire, explosion, natural events or other perils.

•	Liability incurred because of damage caused to others by our operations, products and services.

In addition to Group policies, Delhaize Group purchases, in the various countries where it is present, policies of insurance of a mandatory nature or designed to cover specific risks such as vehicle or worker’s compensation or employer’s liability.

The U.S. operations of Delhaize Group are self-insured for workers’ compensation, general liability, vehicle accident and druggist claims. The self-insured reserves related to workers’ compensation, general liability and vehicle coverage are reinsured by The Pride Reinsurance Company, an Irish reinsurance captive wholly-owned by Delhaize Group. The purpose for implementing the captive reinsurance program was to provide Delhaize Group’s U.S. operations with continuing flexibility in their risk program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride.

Self-insurance liabilities are estimated based on actuarial valuations of claims filed and an estimate of claims incurred but not yet reported. Delhaize Group believes that the actuarial estimates are reasonable; however, these estimates are subject to changes in claim reporting patterns, claim settlement patterns and legislative and economic conditions, making it possible that the final resolution of some of these claims may require Delhaize Group to make significant expenditures in excess of its existing reserves.

Self insurance reserves of EUR 131.0 million are included as liabilities on the balance sheet. More information on self-insurance can be found in Note 23 to the Financial Statements, “Self Insurance Provision” (p. 63).

DELHAIZE GROUP  /  ANNUAL REPORT 2005    35

FINANCIALS

38
CONSOLIDATED BALANCE SHEET

36 DELHAIZE GROUP / ANNUAL REPORT 2005

40	CONSOLIDATED INCOME STATEMENT

41	CONSOLIDATED STATEMENT OF CASH FLOWS

42	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

43	QUARTERLY DATA

44	NOTES TO THE FINANCIAL STATEMENTS

1. General Information
2. Summary of Significant Accounting Policies
3. IFRS Transition Options
4. Business Acquisitions
5. Segment Information
6. Goodwill
7. Intangible Assets
8. Property, Plant and Equipment
9. Investment Property
10. Impairment of Assets
11. Investment in Securities
12. Other Financial Assets
13. Inventory
14. Dividends
15. Shareholders’ Equity
16. Minority Interests
17. Long-term Debt
18. Short-term Borrowings
19. Leases
20. Derivative Instruments
21. Provisions
22. Closed Store Provision
23. Self Insurance Provision
24. Benefit Plan Provision
25. Accrued Expenses
26. Income Taxes
27. Earnings per Share
28. Discontinued Operations
29. Share-based Compensation
30. Cost of Sales
31. Employee Benefit Expense
32. Key Management and Board of Directors Compensation
33. Other Operating Income
34. Other Operating Expenses
35. Finance Costs
36. Income from Investments
37. Net Foreign Exchange (Gains) Losses
38. Supplemental Cash Flow Information
39. Hyperinflation
40. Related Party Transactions
41. Commitments
42. Contingencies
43. Subsequent Events
44. List of Consolidated and Associated Companies
45. Adoption of International Financial Reporting Standards

82	SUPPLEMENTARY INFORMATION

84	REPORT OF THE STATUTORY AUDITOR

85	RECONCILIATION OF IFRS TO US GAAP

88	SUMMARY STATUTORY ACCOUNTS OF DELHAIZE GROUP SA

DELHAIZE GROUP  /  ANNUAL REPORT 2005    37

CONSOLIDATED BALANCE SHEET

Consolidated Assets

(in millions of EUR)	Note	2005	2004	2003
Goodwill	6	2,997.4	2,462.8	2,510.2
Intangible assets	7, 10	675.2	601.4	672.8
Property, plant and equipment	8, 10	3,587.7	3,022.8	3,117.2
Investment property	9, 10	28.0	17.8	22.3
Investment accounted for using the equity method		—	—	0.2
Investment in securities	11	125.0	115.9	120.2
Other financial assets	12	12.3	41.6	39.1
Deferred tax assets	26	5.1	5.5	6.5
Derivative instruments	20	1.2	6.3	13.0
Other non-current assets		8.3	4.2	3.9

Total non-current assets		7,440.2	6,278.3	6,505.4

Inventories	13	1,418.0	1,224.5	1,356.7
Receivables		482.6	446.0	439.9
Income tax receivable		11.7	5.5	2.1
Investment in securities	11	29.1	24.6	13.8
Other financial assets	12	0.3	1.5	1.3
Prepaid expenses		42.1	41.4	37.1
Other current assets		24.6	19.9	18.2
Cash and cash equivalents		804.9	660.4	391.1
Total current assets		2,813.3	2,423.8	2,260.2

Total assets		10,253.5	8,702.1	8,765.6

38    DELHAIZE GROUP  /  ANNUAL REPORT 2005

Consolidated Liabilities and Equity

(in millions of EUR)	Note	2005	2004	2003
Share capital	15	47.4	46.8	46.3
Share premium		2,428.3	2,375.4	2,297.4
Treasury shares		(33.4)	(18.3)	(19.2)
Retained earnings	15	1,837.4	1,578.0	1,374.2
Other reserves	15	(28.8)	(28.8)	(35.6)
Cumulative translation adjustments	15	(664.9)	(1,105.4)	(888.4)
Shareholders’ equity		3,586.0	2,847.7	2,774.7
Minority interests	16	30.7	32.9	29.0

Total equity		3,616.7	2,880.6	2,803.7

Long-term debt	17	2,546.4	2,773.0	2,719.4
Obligations under finance lease	19	653.5	558.5	561.8
Deferred tax liabilities	26	253.1	240.6	223.6
Derivative instruments	20	9.1	15.1	8.5
Provisions	21, 22, 23, 24	307.5	271.0	293.1
Other non-current liabilities		39.9	27.2	21.1

Total non-current liabilities		3,809.5	3,885.4	3,827.5

Short-term borrowings	18	0.1	28.1	237.1
Long-term debt - current	17	658.3	10.8	10.1
Obligations under finance lease - current	19	35.8	30.1	28.9
Provisions - current	21, 22, 23, 24	29.1	34.0	24.5
Income taxes payable		79.5	60.6	41.9
Accounts payable		1,498.3	1,308.1	1,298.2
Accrued expenses	25	415.9	366.9	363.6
Other current liabilities		110.3	97.5	130.1

Total current liabilities		2,827.3	1,936.1	2,134.4

Total liabilities		6,636.8	5,821.5	5,961.9

Total liabilities and equity		10,253.5	8,702.1	8,765.6

DELHAIZE GROUP  /  ANNUAL REPORT 2005    39

CONSOLIDATED INCOME STATEMENT

(in millions of EUR)	Note	2005	2004	2003
Net sales and other revenues		18,627.5	17,875.1	18,497.4
Cost of sales	30	(13,930.9)	(13,480.4)	(13,979.2)
Gross profit		4,696.6	4,394.7	4,518.2
Gross margin		25.2%	24.6%	24.4%
Other operating income	33	73.7	70.4	86.9
Selling, general and administrative expenses	29, 31, 32	(3,827.9)	(3,569.8)	(3,692.6)
Other operating expenses	34	(44.4)	(31.5)	(105.7)
Operating profit		898.0	863.8	806.8
Operating margin		4.8%	4.8%	4.4%
Finance costs	35	(327.0)	(323.2)	(337.0)
Income from investments	36	26.2	14.7	12.8
Profit before taxes and discontinued operations		597.2	555.3	482.6
Income tax expense	26	(223.6)	(201.2)	(188.1)
Net profit from continuing operations		373.6	354.1	294.5
Result from discontinued operations (net of tax)	28	(3.8)	(52.3)	(9.9)
Net profit		369.8	301.8	284.6
Net profit attributable to minority interest		4.9	6.1	5.7
Net profit attributable to equity holders of the Group (Group share in net profit)		364.9	295.7	278.9

Net profit per share	27
Basic
Net profit from continuing operations		3.93	3.76	3.14
Group share in net profit		3.89	3.19	3.03
Diluted
Net profit from continuing operations		3.75	3.63	3.13
Group share in net profit		3.71	3.09	3.02

Weighted average number of shares outstanding (000’s)
Basic		93,934	92,663	92,097
Diluted		100,897	97,627	92,407

40    DELHAIZE GROUP  /  ANNUAL REPORT 2005

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of EUR)	2005	2004	2003
Operating activities
Group share in net profit	364.9	295.7	278.9
Net profit attributable to minority interest	4.9	6.1	5.7
Adjustments for:
Depreciation and amortization - continuing operations	482.6	466.4	489.6
Depreciation and amortization - discountinued operations	0.7	2.9	9.5
Impairment - continuing operations	11.8	10.8	28.8
Impairment - discountinued operations	—	18.8	—
Provisions for losses on accounts receivable and inventory obsolescence	13.0	0.3	4.6
Share-based compensation	27.6	24.3	24.3
Income taxes	222.1	178.1	183.8
Finance costs	328.4	325.9	338.9
Income from investments	(26.2)	(14.8)	(13.0)
Other non-cash items	10.2	5.4	(8.6)
Changes in operating assets and liabilities
Inventories	(40.8)	75.2	39.8
Receivables	(26.2)	(6.6)	7.2
Prepaid expenses and other assets	(2.4)	(5.5)	(3.8)
Accounts payable	60.0	27.2	(5.9)
Accrued expenses and other liabilities	15.3	(15.5)	(13.1)
Provisions	(27.5)	(8.6)	8.1
Interests paid	(302.2)	(290.8)	(293.1)
Interests and dividends received	24.8	17.3	14.0
Income taxes paid	(238.7)	(123.4)	(221.0)

Net cash provided by operating activities	902.3	989.2	874.7

Investing activities
Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	(175.5)	(151.1)	(28.3)
Sale of shares in consolidated companies, net of cash and cash equivalents disposed of	—	2.1	21.2
Purchase of tangible and intangible assets (capital expenditures)	(636.1)	(494.1)	(463.0)
Sale of tangible and intangible assets	30.5	34.5	35.1
Investment in debt securities	(52.7)	(25.7)	(74.2)
Sale and maturity of debt securities	49.5	—	—
Purchase of other financial assets	(2.6)	(30.1)	(24.3)
Sale and maturity of other financial assets	36.7	22.5	13.1
Settlement of derivative instruments	(6.4)	—	12.6

Net cash used in investing activities	(756.6)	(641.9)	(507.8)

Cash flow before financing activities	145.7	347.3	366.9

Financing activities
Proceeds from the exercise of share warrants and stock options	32.5	38.7	7.5
Treasury shares purchased	(22.6)	(9.5)	(2.5)
Dividends paid	(105.3)	(92.7)	(80.8)
Dividends paid by subsidiaries to minority interests	—	(1.5)	(1.5)
Net escrow funding	11.9	9.2	(74.6)
Borrowing under long-term loans (net of financing costs)	96.2	295.0	107.9
Repayment of long-term loans	(17.8)	(48.3)	(46.1)
Repayment of lease obligations	(33.3)	(30.7)	(30.0)
Borrowings under short-term loans (> three months)	—	19.8	187.2
Repayment under short-term loans (> three months)	(29.9)	(5.0)	(237.1)
Addition to (repayment of) short-term loans (< three months)	(0.3)	(220.7)	(172.5)
Settlement of derivative instruments	—	—	(2.3)

Net cash provided by (used in) financing activities	(68.6)	(45.7)	(344.8)

Effect of foreign exchange translation differences	67.4	(32.3)	(45.4)

Net increase in cash and cash equivalents	144.5	269.3	(23.3)
Cash and cash equivalents at beginning of period	660.4	391.1	414.4
Cash and cash equivalents at end of period	804.9	660.4	391.1

DELHAIZE GROUP  /  ANNUAL REPORT 2005    41

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of EUR, except number of shares)

	Common Stock			Treasury Stock		Retained Earnings	Other Reserves	Cumulative Translation Adjustment	Shareholders’ Equity	Minority Interests	Total Equity
	Number of Shares	Amount	Share Premium	Number of Shares	Amount
Balances at January 1, 2003	92,392,704	46.2	2,264.2	335,304	(19.5)	1,175.6	(47.9)	(342.0)	3,076.6	25.0	3,101.6

Amortization of deferred loss on hedge	—	—	—	—	—	—	4.6	—	4.6	—	4.6
Exchange differences on foreign operations	—	—	—	—	0.2	—	7.7	(546.4)	(538.5)	(0.2)	(538.7)

Net income (expense) recognized directly in equity	—	—	—	—	0.2	—	12.3	(546.4)	(533.9)	(0.2)	(534.1)
Net profit	—	—	—	—	—	278.9	—	—	278.9	5.7	284.6

Total recognized income and expense for the period	—	—	—	—	0.2	278.9	12.3	(546.4)	(255.0)	5.5	(249.5)
Capital increases	231,853	0.1	5.6	—	—	—	—	—	5.7	—	5.7
Treasury shares purchased	—	—	—	63,900	(2.5)	—	—	—	(2.5)	—	(2.5)
Treasury shares sold upon exercise of employee stock options	—	—	(0.8)	(80,314)	2.6	—	—	—	1.8	—	1.8
Excess tax benefit on employee stock options and restricted shares	—	—	4.3	—	—	—	—	—	4.3	—	4.3
Tax payment for restricted shares vested	—	—	(0.2)	—	—	—	—	—	(0.2)	—	(0.2)
Share-based compensation expense	—	—	24.3	—	—	—	—	—	24.3	—	24.3
Dividend declared	—	—	—	—	—	(80.8)	—	—	(80.8)	(1.5)	(82.3)
Other	—	—	—	—	—	0.5	—	—	0.5	—	0.5

Balances at December 31, 2003	92,624,557	46.3	2,297.4	318,890	(19.2)	1,374.2	(35.6)	(888.4)	2,774.7	29.0	2,803.7

Amortization of deferred loss on hedge	—	—	—	—	—	—	4.3	—	4.3	—	4.3
Unrecognized gain (loss) on securities held for sale	—	—	—	—	—	—	0.3	—	0.3	—	0.3
Exchange difference on foreign operations	—	—	—	—	—	—	2.2	(217.0)	(214.8)	(0.7)	(215.5)

Net income (expense) recognized directly in equity	—	—	—	—	—	—	6.8	(217.0)	(210.2)	(0.7)	(210.9)
Net profit	—	—	—	—	—	295.7	—	—	295.7	6.1	301.8

Total recognized income and expense for the period	—	—	—	—	—	295.7	6.8	(217.0)	85.5	5.4	90.9
Capital increases	1,044,004	0.5	30.5	—	—	—	—	—	31.0	—	31.0
Treasury shares purchased	—	—	—	191,403	(9.5)	—	—	—	(9.5)	—	(9.5)
Treasury shares sold upon exercise of employee stock options	—	—	(2.6)	(215,558)	10.4	—	—	—	7.8	—	7.8
Excess tax benefit on employee stock options and restricted shares	—	—	7.4	—	—	—	—	—	7.4	—	7.4
Tax payment for restricted shares vested	—	—	(0.6)	—	—	—	—	—	(0.6)	—	(0.6)
Share-based compensation expense	—	—	24.3	—	—	—	—	—	24.3	—	24.3
Dividend declared	—	—	—	—	—	(92.6)	—	—	(92.6)	(1.5)	(94.1)
Convertible bond	—	—	19.0	—	—	—	—	—	19.0	—	19.0
Other	—	—	—	—	—	0.7	—	—	0.7	—	0.7

Balances at December 31, 2004	93,668,561	46.8	2,375.4	294,735	(18.3)	1,578.0	(28.8)	(1,105.4)	2,847.7	32.9	2,880.6

Amortization of deferred loss on hedge	—	—	—	—	—	—	4.1	—	4.1	—	4.1
Unrecognized gain (loss) on securities held for sale	—	—	—	—	—	—	0.1	—	0.1	—	0.1
Exchange difference on foreign operations	—	—	—	—	(0.5)	—	(4.2)	440.4	435.7	—	435.7

Net income (expense) recognized directly in equity	—	—	—	—	(0.5)	—	—	440.4	439.9	—	439.9
Net profit	—	—	—	—	—	364.9	—	—	364.9	4.9	369.8

Total recognized income and expense for the period	—	—	—	—	—	—	—	—	804.8	4.9	809.7
Capital increases	1,036,501	0.6	30.8	—	—	—	—	—	31.4	—	31.4
Treasury shares purchased	—	—	—	458,458	(22.6)	—	—	—	(22.6)	—	(22.6)
Treasury shares sold upon exercise of employee stock options	—	—	(4.5)	(157,607)	8.0	—	—	—	3.5	—	3.5
Excess tax benefit on employee stock options and restricted shares	—	—	1.3	—	—	—	—	—	1.3	—	1.3
Tax payment for restricted shares vested	—	—	(2.3)	—	—	—	—	—	(2.3)	—	(2.3)
Share-based compensation expense	—	—	27.6	—	—	—	—	—	27.6	—	27.6
Dividend declared	—	—	—	—	—	(105.4)	—	—	(105.4)	—	(105.4)
Purchase of minority interests	—	—	—	—	—	—	—	—	—	(7.1)	(7.1)

Balances at December 31, 2005	94,705,062	47.4	2,428.3	595,586	(33.4)	1,837.5	(28.8)	(665.0)	3,586.0	30.7	3,616.7

42    DELHAIZE GROUP  /  ANNUAL REPORT 2005

QUARTERLY DATA (Unaudited)

(in millions of EUR, except earnings per share)

2005	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales and other revenues	18,627.5	4,317.7	4,591.3	4,749.4	4,969.1
Operating profit	898.0	204.6	206.4	225.0	262.0
Net profit from continuing operations	373.6	83.0	77.6	91.6	121.4
Group share in net profit	364.9	81.3	76.9	89.7	117.0
Group share in net profit per share:
- Basic	3.89	0.87	0.82	0.95	1.24
- Diluted	3.71	0.83	0.79	0.91	1.18

2004	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales and other revenues	17,875.1	4,327.9	4,593.7	4,520.3	4,433.2
Operating profit	863.8	204.7	238.2	225.2	195.7
Net profit from continuing operations	354.1	83.4	105.7	93.9	71.0
Group share in net profit	295.7	39.2	99.0	90.4	67.1
Group share in net profit per share:
- Basic	3.19	0.42	1.07	0.98	0.72
- Diluted	3.09	0.42	1.04	0.93	0.69

DELHAIZE GROUP  /  ANNUAL REPORT 2005    43

NOTES TO THE FINANCIAL STATEMENTS

1. General Information

The principal operational activity of Delhaize Group (also referred to with our consolidated and associated companies, except where the context otherwise requires, as “we,” “us,” “our” and the “Group”) is the operation of food supermarkets in North America, Europe and Southeast Asia. Delhaize Group’s sales network also includes other store formats such as proximity stores and specialty stores. In addition to food retailing, Delhaize Group engages in food wholesaling to stores in its sales network and in retailing of non-food products such as pet products and health and beauty products.

Delhaize Group’s ordinary shares are listed on Euronext Brussels under the symbol “DELB” and Delhaize Group’s American Depositary Shares (“ADS”), as evidenced by American Depositary Receipts (“ADR”), are listed on the New York Stock Exchange (“NYSE”) under the symbol “DEG.”

The consolidated financial statements for the year ended December 31, 2005 as presented in this annual report were prepared under the responsibility of the Board of Directors and authorized for issue on March 14, 2006 subject to approval of the statutory non-consolidated accounts by the shareholders at the Ordinary General Meeting to be held on May 24, 2006. In compliance with Belgian law, the consolidated accounts will be presented for informational purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non-consolidated financial statements affecting the consolidated financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation

These are the Group’s first consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. Until December 31, 2004, the Company’s consolidated financial statements were prepared in accordance with Belgian Generally Accepted Accounting Principles (Belgian GAAP). Belgian GAAP differs in some areas from IFRS. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in note 45. These financial statements have been prepared under the historical cost convention except for certain accounts for which IFRS requires another convention. Such deviation from historical cost is disclosed in the notes.

Fiscal Year

Delhaize Group’s fiscal year ends on December 31. However, the year-end of Delhaize Group’s U.S. businesses is the Saturday closest to December 31. The Group’s consolidated results of operations and balance sheet include that of Delhaize America based on its fiscal calendar. No adjustment has been made for the difference in reporting date as the impact is immaterial to the consolidated financial statements as a whole. The consolidated results of Delhaize Group for 2005, 2004 and 2003 include the results of operations of its subsidiary, Delhaize America, for the 52 weeks ended December 31, 2005, 52 weeks ended January 1, 2005 and 53 weeks ended January 3, 2004 respectively. The results of operations of the companies of Delhaize Group outside the United States are prepared on a calendar year basis.

Group Accounting Policies

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. The accounts of consolidated subsidiaries are restated as necessary in order to comply with the accounting policies adopted in the consolidated financial statements where such restatement has a significant effect on the consolidated accounts taken as a whole.

Principles of Consolidation

All companies over which Delhaize Group can exercise control are fully consolidated. Delhaize Group owns directly or indirectly more than half of the voting rights of all subsidiaries that are fully consolidated. Companies over which joint control is exercised, as evidenced by a contractual agreement, are proportionately consolidated. Companies over which Delhaize Group has significant influence (generally 20% or more of the voting power) but for which it neither exercises control nor joint control are accounted for under the equity method. Subsidiaries are fully and joint ventures proportionately consolidated from the date on which control or joint control is transferred to the Group. They are deconsolidated from the date that control or joint control ceases.

Translation of Foreign Currencies

Delhaize Group’s financial statements are presented in euro reflecting the parent company’s functional currency. The balance sheets of foreign subsidiaries are converted to euro at the year-end rate (closing rate). The income statements are translated at the average daily rate (i.e. the yearly average of the rates of each working day of the currencies involved). The differences arising from the use of the average daily rate for the income statement and the closing rate for the balance sheet are recorded in the “cumulative translation adjustment” component of equity.

(in EUR)	Closing Rate			Average Daily Rate
	2005	2004	2003	2005	2004	2003
1 USD	0.847673	0.734160	0.791766	0.803800	0.803922	0.884048
100 CZK	3.448276	3.282563	3.085467	3.357732	3.135671	3.140125
100 SKK	2.639916	2.580978	2.428953	2.590746	2.498637	2.410284
100 ROL	—	0.002539	0.002430	—	0.002469	0.002663
100 RON(1)	27.172436	—	—	27.617466	—	—
100 THB	2.059350	1.876595	2.005463	1.994243	1.995110	2.125583
100 IDR	0.008578	0.007864	0.009408	0.008269	0.008987	0.010289
1 SGD	—	—	0.466200	—	—	0.507532	(2)

(1)	As of July 1, 2005, the Romanian Leu (ROL) has been replaced by the New Romanian Leu (RON) in a ratio of 10,000 ROL = 1 RON

(2)	Average for the period until the date of divestiture

44    DELHAIZE GROUP  /  ANNUAL REPORT 2005

Foreign currency transactions are recognized initially at exchange rates prevailing at the date of the transaction. Subsequently monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet currency rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the income statement. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statement except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognized directly in equity.

Use of Estimates

The preparation of the Delhaize Group’s consolidated financial statements in conformity with IFRS requires the Group to use estimates and make assumptions that may affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenue and expense. Actual results could differ from those estimates. Estimates are particularly important to, but not limited to, determining the adequacy of provisions for closed stores, self-insurance obligations and obligations related to defined benefit plans and for assessing assets for impairment.

Goodwill

The purchase method of accounting is used to account for acquisitions of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities and contingent liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Goodwill is not amortized but reviewed for impairment annually and when there is an indication that goodwill may be impaired. For the purpose of testing goodwill for impairment, goodwill is allocated to the lowest level at which the goodwill is monitored for internal management purposes. Any impairment is recognized immediately in the income statement and cannot be subsequently reversed. Consistent with all other assets and liabilities, goodwill arising on the acquisition of a foreign operation is treated as an asset of the foreign operation and is carried in the functional currency of the subsidiary and converted at the closing exchange rate into EUR.

Intangible Assets

Intangible assets include trade names and favorable lease rights that have been acquired in business combinations, and computer software, various licenses and prescription files. Intangible assets are stated at cost less accumulated depreciation and accumulated impairment losses. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The useful lives of intangible assets with finite lives are as follows:

• Prescription files	15 years
• Favorable lease rights	Lease term
• Computer software	3 to 5 years

Intangible assets with indefinite useful lives are not amortized but tested for impairment annually and when there is an indication that the asset may be impaired. The Group believes that trade names have indefinite lives because they contribute directly to the Group’s cash flows as a result of recognition by the customer of each banner’s characteristics in the marketplace. There are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the trade names.

Property, Plant and Equipment and Investment Property

Property, plant and equipment and investment property are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. Finance lease assets and leasehold improvements are depreciated over the lesser of the expected useful life of similar owned assets or the relevant lease term. Land is not depreciated. Useful lives of tangible fixed assets are as follows:

• Buildings	33 to 40 years
• Plant, machinery and equipment	3 to 14 years
• Furnitures, vehicles and other tangible fixed assets	5 to 10 years

Non-current Assets Held for Sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification. Non-current assets held for sale are measured at the lower of the asset’s previously carrying amount or fair value less costs to sell.

Borrowing Costs

Borrowing costs attributable to the construction or production of qualifying assets are capitalized.

Leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets at the lower of fair value or present value of the minimum lease payments at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are allocated between finance costs and a reduction of the lease obligation to achieve a constant rate of interest over the lease term.

Rents paid on operating leases are charged to income on a straight-line basis over the term of the lease. Benefits received and receivable as an incentive to enter into an operating lease are spread over the relevant lease term on a straight-line basis as a reduction in rent expense.

Impairment of Assets

The Group tests assets for impairment whenever events or circumstances indicate that impairment may exist. Goodwill and intangible assets with indefinite lives are tested for impairment at least annually. The Group has identified a store as a cash generating unit. Stores for which there is potential impairment are tested for impairment by comparing the carrying value of the assets to the higher of their value in use (projected discounted cash flows) or fair value less costs to sell. If impairment exists, the assets are written down to their recoverable amount (higher of value in use or fair value less cost to sell). If impairment is no longer justified in future periods due to a recovery in assets’ fair value or value in use, the impairment is reversed except for goodwill.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    45

Financial Instruments

Delhaize Group accounts for financial instruments under IAS 39 “Financial Instruments: Recognition and Measurement” and IAS 32 “Financial Instruments: Disclosure and Presentation.”

•	Financial assets: Financial assets are initially recorded at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial assets. Subsequent measurement depends on the purpose of the instrument. Investments held to maturity are maintained at amortized cost less any impairment losses. After initial recognition, available-for-sale investments are measured at fair value with gains and losses from changes in fair value recognized directly in equity, except for foreign exchange gains and losses relating to debt securities and impairment losses, which are charged to the income statement. Upon disposal of available-for-sale investments, cumulative gains or losses previously recognized in equity are charged to the income statement. Purchases and sales of financial assets are accounted for at settlement date.

•	Financial liabilities and equity: Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

•	Financial liabilities: Financial liabilities are initially recorded at fair value less transaction costs directly attributable to the issuance of the financial liability. After initial recognition, financial liabilities are measured at amortized cost, unless they are hedged and the hedging relationship qualifies for hedge accounting, in which case the value is adjusted to reflect changes in the fair value of the hedged risk. Associated finance charges, including premiums and discounts are amortized or accreted to finance costs using the effective interest method and are added or subtracted from the carrying amount of the instrument. Issuance, purchases and sales of financial liabilities are accounted for at settlement date. Convertible notes and bonds are compound instruments, consisting of a liability and equity component. At the date of issuance, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds from issuance of the convertible debt and the fair value of the liability component of the instrument represents the embedded option to convert the liability into equity of the Group and is recorded in equity.

Interest expense on the liability component of the convertible note or bond is calculated by applying the prevailing market interest rate for similar non-convertible debt. The difference between this amount and the interest paid is added to the carrying amount of the convertible bond or note.

•	Derivative instruments: Delhaize Group uses foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments to manage its exposure to interest rates and foreign currency exchange rates. Interest rate swaps are accounted for as fair value hedges when the hedge is expected to be, and is determined to be, actually highly effective throughout the financial reporting periods for which the hedge was designated. The gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss, and the gain or loss on the hedged item attributable to the hedged risk is recognized in profit or loss by adjusting the carrying amount of the hedged item. Foreign exchange forward contracts and currency swaps are generally not designated as hedges and the gain or loss from remeasuring the hedging instrument is recognized in profit or loss, naturally offsetting the gain or loss arising on remeasuring the underlying instrument at the balance sheet currency rate. Delhaize Group does not currently apply cash flow hedge accounting and net investment hedge accounting.

•	Treasury shares: Shares of the Group purchased by the Group or companies within the Group are included in equity at cost (including any costs directly attributable to the purchase of the shares) until the shares are cancelled, sold or otherwise disposed of. Any consideration received upon disposition of treasury shares is included in shareholders’ equity.

Receivables and Payables

Amounts receivable and payable are recorded at their nominal value, less a provision for any doubtful amount receivable. Amounts receivable and payable in a currency other than the currency of the subsidiary are valued at the exchange rate on the balance sheet date.

Inventories

Inventories are valued at the lower of cost on a weighted average cost basis or net realizable value. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. Net realizable value is the anticipated selling price less the estimated costs necessary to make the sale. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

Cash and Cash Equivalents

Cash and cash equivalents include cash and deposits with an original maturity of three months or less. Negative cash balances are reclassified to liabilities.

Income taxes

Income tax expense represents the sum of the tax currently payable and the deferred tax. The tax currently payable is based on the taxable profit of the year under tax law and further includes taxes related to prior years recorded in the current year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted on the balance sheet date.

Deferred tax liabilities and assets are established for temporary differences between the carrying amount and the tax basis of assets and liabilities (including on finance leases) and are subsequently adjusted to reflect changes or substantially enacted changes in tax rates expected to be in effect when the temporary differences reverse. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in foreseeable future. Deferred tax assets are included in the consolidated accounts only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, the unused tax losses and unused tax credits can be utilized.

46    DELHAIZE GROUP  /  ANNUAL REPORT 2005

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events and it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

•	Closed store costs: Upon the closing of a store, a provision is recorded for the present value of any estimated lease liabilities, including contractually required real estate taxes, common area maintenance and insurance costs, net of anticipated subtenant income. When severance costs are incurred in connection with a store closing, a liability for the termination benefits is recognized at the communication date for the estimated settlement amount. The adequacy of the closed store reserve is dependent upon the economic conditions in which closed stores are located which will impact the Group’s ability to realize estimated sublease income.

Provisions for closed store costs including lease liabilities and severance costs are included in other operating expenses or result from discontinued operations, as appropriate. Store closing provisions are reviewed quarterly to ensure that accrued amounts appropriately reflect the outstanding commitments and that additional expenses are accrued or amounts that are no longer needed for their originally intended purpose are reversed.

The value of owned property and equipment related to a closed store is reduced to reflect the recoverable value based on the Group’s previous experience in disposing of similar assets and economic conditions at closing. The resulting impairment loss is included in other operating expenses.

Inventory write-downs, if any, in connection with store closings are classified in cost of sales or result from discontinued operations. Costs to transfer inventory and equipment from closed stores are expensed as incurred.

•	Self-insurance: The Group is self-insured for workers’ compensation, general liability, automobile accident and druggist claims in the United States. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Excess loss protection above certain maximum exposures is provided by third party insurance companies.

Revenue Recognition

Sale of products to the Group’s retail customers is recognized at the point of sale. Sales to wholesale customers are recognized upon delivery to the wholesale customer. Discounts and incentives, including discounts from regular retail prices for specific items and “buy one, get one free” incentives, are offered to customers through loyalty card programs. Sales are recorded at the net amount received from the customer. Funding from suppliers for these discounts, if available, is recognized as a reduction of cost of sales at the time the related products are sold.

Cost of Sales

Purchases are recorded net of cash discounts and other supplier discounts and allowances. Cost of sales includes all costs associated with getting product to the back door of retail stores including buying, warehousing and transportation costs.

Supplier Allowances

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introduction and volume incentives. These allowances are included in cost of inventory and recognized when the product is sold unless they represent reimbursement of a specific, identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in selling, general and administrative expenses.

Income from new product introduction are allowances received to compensate for costs incurred for product handling and are recognized over the product introductory period in cost of sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include store operating expenses, administrative expenses and advertising expenses.

Employee Benefits

A defined benefit plan is a benefit plan that defines an amount of benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, and adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated regularly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. Actuarial gains and losses that fall outside the allowed corridor (i.e., 10% of the greater of the present value of the defined benefit obligation or the fair value of plan assets) are amortized over the expected average remaining working lives of employees participating in the plans. Past service costs are recognized immediately in income unless the changes to the plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period. Pension expense is included in cost of sales and in selling, general and administrative expenses.

A defined contribution plan is a pension plan under which the Group pays fixed contributions usually to a separate entity. The Group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The Group makes contributions to defined contribution plans on a contractual and voluntary basis. The contributions are recognized as employee benefit expense when they are due.

Termination benefits are payable when employment is terminated before the normal retirement date or whenever an employee accepts voluntary termination in exchange for benefits. The Group recognizes termination benefits when it is demonstrably committed to terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal.

Share-Based Payments

The Group provides equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The fair value of the share-based awards is calculated using the Black-Scholes valuation model. The resulting cost is charged to the income statement over the vesting period of the share-based award. Compensation expense is adjusted to reflect expected and actual levels of vesting.

Discontinued Operations

A discontinued operation is a component of a business that either has been disposed of, or is classified as held for sale, and

•	represents a separate major line of business or geographical area of operations;

•	is part of a single co-coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

Delhaize Group has classified its businesses in Singapore, Thailand and Slovakia in discontinued operations as well as the 34 Kash n’ Karry stores closed in the first quarter of 2004, which were mainly located on the east coast of Florida and in the Orlando market.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    47

Segment Reporting

Delhaize Group’s primary segment reporting is geographical because its risks and return are affected predominately by the fact that it operates in different countries. Reportable segments include the United States, Belgium (including Belgium, the Grand-Duchy of Luxembourg and Germany), Greece and Emerging Markets. Emerging Markets include the Group’s operations in the Czech Republic, Romania and Indonesia and, until their divestiture, Thailand, Singapore and Slovakia. Delhaize Group has only one business segment, the operation of retail food supermarkets, which represents more than 92% of the Group’s consolidated net sales and other revenues.

Standards and Interpretations Issued but not yet Effective

The Group did not early apply the following Standards and Interpretations which were issued at the date of authorisation of these financial statements but not yet effective on the balance sheet date, and anticipates that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group in the period of initial application:

•	IFRS 7 “Financial Instruments: Disclosures” (applicable for accounting years beginning on or after January 1, 2007)

•	IAS 1 “Presentation of Financial Statements” - Amendment - Capital Disclosures (applicable for accounting years beginning on or after January 1, 2007)

•	IAS 19 “Employee Benefits” - Amendment - Actuarial Gains and Losses, Group Plans and Disclosures (applicable for accounting years beginning on or after January 1, 2006)

•	IAS 21 “The Effect of Changes in Foreign Exchange Rates” – Net Investment in a Foreign Operation (applicable for accounting years beginning on or after January 1, 2006)

•	IAS 39 “Financial Instruments: Recognition and Measurement” - Amendment – The Fair Value Option (applicable for accounting years beginning on or after January 1, 2006)

•	IAS 39 “Financial Instruments: Recognition and Measurement” - Amendment – Financial Guarantee Contracts (applicable for accounting years beginning on or after January 1, 2006)

•	IFRIC 4 “Determining whether an Arrangement contains a Lease” (applicable for accounting years beginning on or after January 1, 2006)

•	IFRIC 5 “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitations Funds” (applicable for accounting years beginning on or after January 1, 2006)

•	IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies” (applicable for accounting years beginning on or after March 1, 2006)

•	IFRIC 8 “Scope of IFRS 2” (applicable for accounting years beginning on or after May 1, 2006)

•	IFRIC 9 “Reassessment of Embedded Derivatives” (applicable for accounting years beginning on or after June 1, 2006)

3. IFRS Transition Options

Delhaize Group adopted International Financial Reporting Standards (IFRS) effective January 1, 2003. Upon adoption of IFRS Delhaize Group applied the following transition options:

•	Business combinations: Delhaize Group did not apply IFRS 3 “Business Combinations” retrospectively and therefore did not restate business combinations that occurred before January 1, 2003. Delhaize Group did apply IAS 21 “The Effects of Changes in Foreign Exchange Rates” retrospectively to the fair value adjustments and goodwill arising in the business combinations that occurred before January 1, 2003.

•	Employee benefits: Delhaize Group elected to recognize all cumulative actuarial gains and losses associated with defined benefit plans at January 1, 2003. Delhaize Group has elected the corridor approach for recognizing actuarial gains and losses arising after January 1, 2003 (see Note 2).

Delhaize Group has applied the following standards earlier than required by IFRS:

•	Share-based payments: IFRS 1 allows companies that have previously disclosed the fair value of share-based compensation to apply IFRS 2 “Share-based Payment” to all share-based awards granted but not fully vested at the date of transition to IFRS (January 1, 2003). As a result, Delhaize Group’s share-based payment expense includes all share-based awards granted and not fully vested at January 1, 2003, rather than only the value of share-based awards granted since November 7, 2002, as required by IFRS 2.

•	Derivative instruments: Although not required under IFRS 1, Delhaize Group applied IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognitions and Measurement” as of January 1, 2003 versus January 1, 2005.

•	Discontinued operations and assets held for sale: Delhaize Group adopted IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” as of January 1, 2003 because the valuations and other information needed to apply IFRS 5 were obtained at the time those operations were discontinued.

See Note 45 for more detail on Delhaize Group’s conversion to IFRS.

4. Business Acquisitions

In 2005, Delhaize Group acquired 100% of Cash Fresh, a chain of 43 supermarkets mainly located in northeastern Belgium. Delhaize Group paid an aggregate amount of EUR 160.8 million in cash for the acquisition of Cash Fresh, including EUR 1.6 million costs directly attributable to the acquisition, and net of EUR 16.4 million in cash and cash equivalents acquired. Cash Fresh’s results of operations are included in Delhaize Group’s consolidated results from May 31, 2005. Cash Fresh’s net profit was EUR 4.3 million in 2005, since the acquisition date.

The assets and liabilities arising from the acquisition of Cash Fresh are as follows:

(in millions of EUR)	Fair Value
Non-current assets	195.7	*
Current assets	22.9
Liabilities	(57.8)
Net assets acquired	160.8

(*)	Including EUR 143.3 million in goodwill

Cash Fresh’s carrying amounts of assets and liabilities prior to the acquistion have not been disclosed because Cash Fresh followed Belgian GAAP and not IFRS, and therefore, no IFRS information is available.

In 2004, Delhaize Group acquired 100% of U.S.-based Victory Super Markets (“Victory”), a company which operated 19 supermarkets, 17 in central and southeastern Massachusetts and two in southern New Hampshire. Delhaize Group paid an aggregate amount of EUR 143.7 million in cash for the acquisition of Victory, including EUR 1.6 million costs directly attributable to the acquisition, and net of EUR 10.6 million in cash and cash equivalents acquired. Victory’s results of operations are included in Delhaize Group’s consolidated results from November 27, 2004.

48    DELHAIZE GROUP  /  ANNUAL REPORT 2005

The assets and liabilities arising from the Victory acquisition are as follows:

(in millions of EUR)	Fair Value
Non-current assets	144.0	*
Current assets	16.9
Liabilities	(17.2)
Net assets acquired	143.7

(*)	Including EUR 130.4 million in goodwill

Victory’s carrying amounts of assets and liabilities prior to the acquisition have not been disclosed because Victory followed U.S. GAAP and not IFRS, and therefore, IFRS information is not available.

In June 2004, Delhaize Group sold its interest of 70.0% in Super Dolphin, a non-operating company of the Mega Image Group and acquired most of the remaining interests of the other companies related to its Romanian activities (30.0% of Mega Image, 18.6% of Mega Dolphin, 13.2% of Mega Doi, 30.0% of ATTM Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting). These transactions were consummated for an aggregate price of EUR 0.3 million.

In August 2004, Delhaize Group acquired two Belgian companies, Distra and Warenhuizen Troukens-Peeters, for an aggregate price of EUR 5.7 million. Each company was operating one supermarket in Belgium.

In 2003, Delhaize Group acquired 100% of U.S.-based Harveys, a company that operated 43 supermarkets located in central and south Georgia and the Tallahassee, Florida area. Delhaize Group paid an aggregate amount of EUR 28.2 million in cash for the acquisition of Harveys and assumed EUR 14.7 million in accounts payable and other short-term liabilities associated with the operations of Harveys. Harveys results of operations are included in Delhaize Group’s consolidated results from October 26, 2003.

5. Segment Information

Delhaize Group’s primary segment reporting is geographical because its risks and returns are effected predominately by the fact that it operates in different countries. Delhaize Group is engaged in one line of business, the operation of food supermarkets, under different banners that have similar economic and operating characteristics.

The operation of supermarkets represents approximately 92% of Delhaize Group’s consolidated net sales and other revenues and was its only reportable business segment in 2005, 2004 and 2003.

The geographical segment information for 2005, 2004 and 2003 is as follows:

Year ended December 31, 2005 (in millions of EUR)	United States	Belgium(2)	Greece	Emerging Markets(3)	Corporate (Unallocated)	Total
Net sales and other revenues(1)	13,314.3	4,005.1	908.0	400.1	—	18,627.5
Cost of sales	(9,699.0)	(3,204.9)	(708.5)	(318.5)	—	(13,930.9)
Gross profit	3,615.3	800.2	199.5	81.6	—	4,969.6
Gross margin	27.2%	20.0%	22.0%	20.4%	—	25.2%
Other operating income	34.3	31.4	3.4	3.6	1.0	73.7
Selling, general and administrative expenses	(2,890.1)	(646.4)	(177.6)	(80.6)	(33.2)	(3,827.9)
Other operating expenses	(35.2)	(2.4)	(1.2)	(5.5)	(0.1)	(44.4)
Operating profit	724.3	182.7	24.2	(0.9)	(32.3)	898.0
Operating margin	5.4%	4.6%	2.7%	- 0.2%	—	4.8%

Operating profit from discontinued operations	(3.1)	—	—	(0.8)	—	(3.9)

Other information
Assets(4)	7,177.0	1,479.6	356.9	221.7	1,018.3	10,253.5
Liabilities(5)	1,260.5	181.7	203.8	58.4	4,932.4	6,636.8
Capital expenditures	459.1	122.2	35.7	7.9	11.2	636.1
Business acquisitions	—	160.8	—	—	14.7	175.5
Non-cash operating activity:
Depreciation and amortization	384.1	69.6	17.0	10.8	1.8	483.3
Impairment expense	6.6	0.1	0.1	5.0	—	11.8
Share-based compensation	24.0	2.5	—	—	1.1	27.6

Year ended December 31, 2004 (in millions of EUR)	United States	Belgium(2)	Greece	Emerging Markets(3)	Corporate (Unallocated)	Total
Net sales and other revenues(1)	12,750.8	3,872.9	873.0	378.4	—	17,875.1
Cost of sales	(9,360.5)	(3,121.4)	(686.4)	(312.1)	—	(13,480.4)
Gross profit	3,390.3	751.5	186.6	66.3	—	4,394.7
Gross margin	26.6%	19.4%	21.4%	17.5%	—	24.6%
Other operating income	35.1	25.4	3.9	4.7	1.3	70.4
Selling, general and administrative expenses	(2,725.7)	(581.2)	(167.3)	(63.0)	(32.6)	(3,569.8)
Other operating expenses	(24.1)	(2.5)	(0.2)	(4.5)	(0.2)	(31.5)
Operating profit	675.6	193.2	23.0	3.5	(31.5)	863.8
Operating margin	5.3%	5.0%	2.6%	0.9%	—	4.8%

Operating profit from discontinued operations	(61.9)	—	—	(10.9)	—	(72.8)

Other information
Assets(4)	6,081.1	1,190.6	335.1	223.8	871.5	8,702.1
Liabilities(5)	1,024.4	115.9	217.3	58.5	4,405.4	5,821.5
Capital expenditures	334.2	115.7	32.5	9.9	1.8	494.1
Business acquisitions	143.7	5.7	—	—	1.7	151.1
Non-cash operating activity:
Depreciation and amortization	380.5	55.4	19.3	13.5	0.6	469.3
Impairment expense	26.7	0.3	0.1	2.5	—	29.6
Share-based compensation	20.6	2.7	—	—	1.0	24.3

(1)	All sales are to external parties.

(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany.

(3)	Emerging Markets include the Group’s operations in the Czech Republic, Romania and Indonesia and, until their divestiture, Thailand, Singapore and Slovakia.

(4)	Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets.

(5)	Segment liabilities exclude financial liabilities including debt, finance leases and derivatives and income tax related liabilities.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    49

Year ended December 31, 2003 (in millions of EUR)	United States	Belgium(2)	Greece	Emerging Markets(3)	Corporate (Unallocated)	Total
Net sales and other revenues(1)	13,595.6	3,675.7	846.9	379.2	—	18,497.4
Cost of sales	(10,051.3)	(2,956.2)	(664.9)	(306.8)	—	(13,979.2)
Gross profit	3,544.3	719.5	182.0	72.4	—	4,518.2
Gross margin	26.1%	19.6%	21.5%	19.1%	—	24.4%
Other operating income	49.8	26.4	2.7	6.7	1.3	86.9
Selling, general and administrative expenses	(2,869.5)	(557.3)	(161.3)	(72.4)	(32.1)	(3,692.6)
Other operating expenses	(87.3)	(2.4)	(0.9)	(15.0)	(0.1)	(105.7)
Operating profit	637.3	186.2	22.5	(8.3)	(30.9)	806.8
Operating margin	4.7%	5.1%	2.7%	-2.2%	—	4.4%

Operating profit from discontinued operations	(11.4)	—	—	(1.0)	—	(12.4)

Other information
Assets(4)	6,485.5	1,097.1	354.7	230.4	597.9	8,765.6
Liabilities(5)	1,092.8	88.2	220.2	64.8	4,495.9	5,961.9
Capital expenditures	336.0	87.6	25.0	12.8	1.6	463.0
Business acquisitions	28.3	—	—	—	—	28.3
Non-cash operating activity:
Depreciation and amortization	409.7	56.3	15.8	17.0	0.3	499.1
Impairment expense	12.7	1.4	—	14.7	—	28.8
Share-based compensation	21.0	2.3	—	—	1.0	24.3

(1)	All sales are to external parties.

(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany.

(3)	Emerging Markets include the Group’s operations in the Czech Republic, Romania and Indonesia and, until their divestiture, Thailand, Singapore and Slovakia.

(4)	Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets.

(5)	Segment liabilities exclude financial liabilities including debt, finance leases and derivatives and income tax related liabilities.

6. Goodwill

(in millions of EUR)	2005	2004	2003
Gross carrying amount at January 1,	2,536.2	2,587.7	3,093.3
Accumulated impairment at January 1,	(73.4)	(77.6)	(77.3)

Net carrying amount at January 1,	2,462.8	2,510.2	3,016.0

Acquisitions through business combinations	165.9	137.8	5.9
Divestitures	—	—	(6.1)
Impairment charge	—	—	(14.7)
Transfers to other accounts	4.7	(0.2)	—
Translation effect	364.0	(185.0)	(490.9)

Gross carrying amount at December 31,	3,081.1	2,536.2	2,587.8
Accumulated impairment at December 31,	(83.7)	(73.4)	(77.6)

Net carrying amount at December 31,	2,997.4	2,462.8	2,510.2

The allocation of goodwill is as follows:

(in millions of EUR)	2005	2004	2003
Food Lion	1,426.0	1,229.0	1,325.4
Hannaford	1,293.7	1,109.4	1,068.1
Harveys	3.4	2.8	3.2
United States	2,723.1	2,341.2	2,396.7
Belgium	162.5	18.3	13.0
Greece	93.5	86.0	86.0
Emerging Markets	18.3	17.3	14.5

Total	2,997.4	2,462.8	2,510.2

50    DELHAIZE GROUP  /  ANNUAL REPORT 2005

7. Intangible Assets

Intangible assets consist primarily of trade names, purchased and developed software, favorable lease rights and prescription files and other licenses.

(in millions of EUR)	Trade names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2005	382.8	41.6	49.3	282.2	40.7	796.6
Additions	—	10.2	21.8	—	2.1	34.1
Sales and disposals	—	(0.1)	(1.0)	(4.7)	(1.8)	(7.6)
Acquisitions through business combinations	—	—	0.4	—	—	0.4
Transfers to other accounts	—	0.1	3.5	1.2	(1.9)	2.9
Translation effect	59.3	5.4	7.8	43.5	6.1	122.1
Cost at December 31, 2005	442.1	57.2	81.8	322.2	45.2	948.5
Accumulated depreciation at January 1, 2005	—	(18.4)	(19.6)	(105.9)	(12.1)	(156.0)
Accumulated impairment at January 1, 2005	(34.6)	—	—	(4.6)	—	(39.2)
Amortization expense	—	(7.9)	(10.7)	(29.3)	(3.9)	(51.8)
Impairment loss	—	—	—	—	(0.2)	(0.2)
Sales and disposals	—	—	0.1	4.0	0.9	5.0
Transfers to other accounts	—	—	0.1	—	0.1	0.2
Translation effect	(5.4)	(2.2)	(3.1)	(18.5)	(2.1)	(31.3)
Accumulated depreciation at December 31, 2005	—	(28.5)	(33.2)	(149.0)	(17.1)	(227.8)
Accumulated impairment at December 31, 2005	(40.0)	—	—	(5.3)	(0.2)	(45.5)

Net carrying amount at December 31, 2005	402.1	28.7	48.6	167.9	27.9	675.2

Cost at January 1, 2004	412.9	37.9	33.5	308.1	40.6	833.0
Additions	—	6.5	15.1	—	3.6	25.2
Sales and disposals	—	—	—	(1.7)	(0.5)	(2.2)
Acquisitions through business combinations	—	—	0.9	(2.7)	0.1	(1.7)
Transfers to other accounts	—	(0.1)	3.3	0.6	—	3.8
Translation effect	(30.1)	(2.7)	(3.5)	(22.1)	(3.1)	(61.5)
Cost at December 31, 2004	382.8	41.6	49.3	282.2	40.7	796.6
Accumulated depreciation at January 1, 2004	—	(12.4)	(13.5)	(86.0)	(8.9)	(120.8)
Accumulated impairment at January 1, 2004	(37.3)	—	—	(2.1)	—	(39.4)
Amortization expense	—	(7.0)	(7.2)	(29.5)	(4.3)	(48.0)
Impairment loss	—	—	—	(2.9)	—	(2.9)
Sales and disposals	—	—	—	1.4	0.1	1.5
Transfers to other accounts	—	—	(0.2)	(0.6)	—	(0.8)
Translation effect	2.7	1.0	1.3	9.2	1.0	15.2
Accumulated depreciation at December 31, 2004	—	(18.4)	(19.6)	(105.9)	(12.1)	(156.0)
Accumulated impairment at December 31, 2004	(34.6)	—	—	(4.6)	—	(39.2)

Net carrying amount at December 31, 2004	348.2	23.2	29.7	171.7	28.6	601.4

Cost at January 1, 2003	492.7	33.7	27.4	369.3	36.0	959.1
Additions	—	10.1	11.8	—	11.9	33.8
Sales and disposals	—	—	(0.5)	(2.0)	(1.1)	(3.6)
Acquisitions through business combinations	4.2	—	—	1.0	0.8	6.0
Transfers to other accounts	—	(0.6)	0.2	2.6	0.2	2.4
Translation effect	(84.0)	(5.3)	(5.4)	(62.8)	(7.2)	(164.7)
Cost at December 31, 2003	412.9	37.9	33.5	308.1	40.6	833.0
Accumulated depreciation at January 1, 2003	—	(8.1)	(12.0)	(68.7)	(7.4)	(96.2)
Accumulated impairment at January 1, 2003	(44.9)	—	—	(2.4)	—	(47.3)
Amortization expense	—	(5.3)	(4.4)	(32.0)	(3.8)	(45.5)
Impairment loss	—	—	—	(0.1)	—	(0.1)
Sales and disposals	—	—	0.5	0.2	0.8	1.5
Transfers to other accounts	—	—	0.1	(0.5)	—	(0.4)
Translation effect	7.6	1.0	2.3	15.4	1.5	27.8
Accumulated depreciation at December 31, 2003	—	(12.4)	(13.5)	(86.0)	(8.9)	(120.8)
Accumulated impairment at December 31, 2003	(37.3)	—	—	(2.1)	—	(39.4)

Net carrying amount at December 31, 2003	375.6	25.5	20.0	220.0	31.7	672.8

DELHAIZE GROUP  /  ANNUAL REPORT 2005    51

Trade name assets are allocated as follows:

	December 31,
(in millions of EUR)	2005	2004	2003
Food Lion	214.9	186.2	200.8
Hannaford	183.1	158.5	171.0
Harveys	4.1	3.5	3.8

United States	402.1	348.2	375.6

Amortization expense was charged to earnings as follows:

(in millions of EUR)	2005	2004	2003
Selling, general and administrative expenses	51.8	47.8	45.4
Result from discontinued operations	—	0.2	0.1

Total amortization expense	51.8	48.0	45.5

8. Property, Plant and Equipment

(in millions of EUR)	Land and Buildings	Plant, Machinery and Equipment	Furniture, Fixtures and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2005	1,350.7	1,004.0	2,164.3	46.9	646.2	5,212.1
Additions	91.2	137.4	318.5	47.3	53.5	647.9
Sales and disposals	(12.4)	(15.4)	(98.8)	(0.9)	(5.6)	(133.1)
Acquisitions through business combinations	38.3	—	3.9	—	0.1	42.3
Transfers to other accounts	16.6	4.7	(3.3)	(18.6)	(1.5)	(2.1)
Translation effect	121.5	122.0	251.9	6.2	92.7	594.3
Balance at December 31, 2005	1,605.9	1,252.7	2,636.5	80.9	785.4	6,361.4
Accumulated depreciation at January 1, 2005	(263.4)	(521.1)	(1,200.3)	—	(158.8)	(2,143.6)
Accumulated impairment at January 1, 2005	(0.7)	(6.2)	(24.9)	—	(13.9)	(45.7)
Depreciation expense	(39.9)	(106.0)	(237.4)	—	(46.6)	(429.9)
Impairment loss	(5.6)	(3.1)	(2.7)	—	(1.5)	(12.9)
Reversal of impairment charges	—	1.5	0.1	—	0.5	2.1
Sales and disposals	0.5	13.5	84.6	—	3.5	102.1
Transfers to other accounts	1.4	(3.2)	4.5	—	5.0	7.7
Translation effect	(21.8)	(65.0)	(141.3)	—	(25.4)	(253.5)
Accumulated depreciation at December 31, 2005	(323.1)	(680.2)	(1,486.4)	—	(228.8)	(2,718.5)
Accumulated impairment at December 31, 2005	(6.4)	(9.4)	(31.0)	—	(8.4)	(55.2)

Net carrying amount at December 31, 2005	1,276.4	563.1	1,119.1	80.9	548.2	3,587.7

Cost at January 1, 2004	1,346.0	970.0	2,101.1	32.5	626.6	5,076.2
Additions	91.3	83.4	247.4	45.1	76.2	543.4
Sales and disposals	(24.1)	(18.3)	(74.0)	(0.6)	(11.4)	(128.4)
Acquisitions through business combinations	—	2.6	11.5	—	—	14.1
Divestitures	(1.5)	—	(0.5)	—	—	(2.0)
Transfer to other accounts	(10.7)	23.3	(2.5)	(27.9)	2.8	(15.0)
Translation effect	(50.3)	(57.0)	(118.7)	(2.2)	(48.0)	(276.2)
Cost at December 31, 2004	1,350.7	1,004.0	2,164.3	46.9	646.2	5,212.1
Accumulated depreciation at January 1, 2004	(235.4)	(456.8)	(1,097.1)	—	(134.3)	(1,923.6)
Accumulated Impairment at January 1, 2004	(3.0)	(6.8)	(10.5)	—	(15.1)	(35.4)
Depreciation expense	(35.0)	(105.4)	(233.4)	—	(46.9)	(420.7)
Impairment loss	(0.6)	(4.4)	(21.0)	—	(0.7)	(26.7)
Sales and disposals	0.3	15.5	66.7	—	9.7	92.2
Divestitures	1.6	—	0.3	—	—	1.9
Transfers to other accounts	6.9	(1.2)	3.8	—	0.9	10.4
Translation effect	1.1	31.8	66.0	—	13.7	112.6
Accumulated depreciation at December 31, 2004	(263.4)	(521.1)	(1,200.3)	—	(158.8)	(2,143.6)
Accumulated impairment at December 31, 2004	(0.7)	(6.2)	(24.9)	—	(13.9)	(45.7)

Net carrying amount at December 31, 2004	1,086.6	476.7	939.1	46.9	473.5	3,022.8

52    DELHAIZE GROUP  /  ANNUAL REPORT 2005

(in millions of EUR)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2003	1,455.7	1,025.8	2,225.9	45.4	731.1	5,483.9
Additions	54.3	70.9	229.5	67.3	39.9	461.9
Sales and disposals	(24.4)	(10.1)	(70.4)	(1.3)	(21.9)	(128.1)
Acquisitions through business combinations	5.5	1.4	7.6	0.1	—	14.6
Divestitures	(5.9)	(2.0)	(7.4)	—	—	(15.3)
Transfers to other accounts	18.2	32.8	20.8	(73.8)	(7.9)	(9.9)
Translation effect	(157.4)	(148.8)	(304.9)	(5.2)	(114.6)	(730.9)
Cost at December 31, 2003	1,346.0	970.0	2,101.1	32.5	626.6	5,076.2
Accumulated depreciation at January 1, 2003	(225.2)	(429.1)	(1,036.7)	—	(118.1)	(1,809.1)
Accumulated impairment at January 1, 2003	(14.1)	(1.2)	(5.0)	—	(17.3)	(37.6)
Depreciation expense	(41.2)	(116.8)	(247.9)	—	(47.0)	(452.9)
Impairment loss	(1.5)	3.5	(10.6)	—	(5.5)	(14.1)
Reversal of impairment charges	0.1	—	—	—	—	0.1
Sales and disposals	9.8	5.8	60.8	—	13.4	89.8
Divestitures	0.7	1.5	4.8	—	—	7.2
Transfers to other accounts	12.2	9.7	(20.9)	—	3.6	4.6
Translation effect	20.8	63.0	147.9	—	21.5	253.2
Accumulated depreciation at December 31, 2003	(235.4)	(456.8)	(1,097.1)	—	(134.3)	(1,923.6)
Accumulated impairment at December 31, 2003	(3.0)	(6.8)	(10.5)	—	(15.1)	(35.4)

Net carrying amount at December 31, 2003	1,107.6	506.4	993.5	32.5	477.2	3,117.2

Depreciation expense was charged to earnings as follows:

(in millions of EUR)	2005	2004	2003
Cost of sales	44.4	42.9	45.2
Selling, general and administrative expenses	386.4	375.7	399.0
Result from discontinued operations	0.7	2.7	9.4

Total depreciation	431.5	421.3	453.6

Property, plant and equipment by segment is as follows:
	December 31,
(in millions of EUR)	2005	2004	2003
United States	2,565.0	2,112.3	2,283.0
Belgium	690.3	595.0	527.6
Greece	169.5	151.3	138.5
Emerging Markets	152.1	156.0	160.2
Corporate	10.8	8.2	7.9

Total property, plant and equipment	3,587.7	3,022.8	3,117.2

Property under finance leases consists mainly of buildings.

Impairment losses are recorded in other operating expenses.

Bank borrowings and other commitments are secured by land and building with a value of EUR 12.9 million, EUR 16.6 million and EUR 51.7 million at December 31, 2005, 2004 and 2003 respectively.

The following is a detail of the number of owned versus leased stores by segment at December 31, 2005:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	124	649	764	—	1,537
Belgium	157	24	278	349	808
Greece	25	—	86	24	135
Emerging Markets	43	—	113	—	156

Total	349	673	1,241	373	2,636

DELHAIZE GROUP  /  ANNUAL REPORT 2005    53

9. Investment Property

Investment property, principally comprised of owned rental space attached to supermarket buildings and excess real estate, is held for long-term rental yields or appreciation and is not occupied by the Group.

(in millions of EUR)	2005	2004	2003
Cost at January 1,	20.1	24.4	29.9
Additions	5.0	0.5	2.9
Sales and disposals	(4.0)	(2.5)	(3.4)
Acquisitions through business combinations	5.7	—	—
Divestitures	—	(0.8)	—
Transfers to other accounts	1.5	—	—
Translation effect	3.2	(1.5)	(5.0)

Cost at December 31,	31.5	20.1	24.4

Accumulated depreciation at January 1,	(2.3)	(2.1)	(2.0)
Depreciation expense	(0.8)	(0.6)	(0.7)
Sales and disposals	—	0.1	0.2
Divestitures	—	0.1	—
Translation effect	(0.4)	0.2	0.4

Accumulated depreciation at December 31,	(3.5)	(2.3)	(2.1)

Net carrying amount at December 31,	28.0	17.8	22.3

The fair value of investment property was EUR 31.5 million, EUR 24.6 million and EUR 30.3 million at December 31, 2005, 2004 and 2003 respectively. Fair value has been determined using a combination of the present value of future cash flows and market values of comparable properties.

Rental income from investment property recorded in other operating income was EUR 2.2 million, EUR 1.6 million and EUR 1.5 million for 2005, 2004 and 2003 respectively. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, was EUR 0.7 million, EUR 0.9 million and EUR 0.9 million for 2005, 2004 and 2003 respectively.

10. Impairment of Assets

Goodwill is allocated and tested for impairment at the operating entity level, which is the lowest level at which goodwill is monitored for internal management purpose. Delhaize Group conducts an annual impairment assessment for goodwill and indefinite lived intangible assets in the fourth quarter of each year and when events or circumstances indicate that impairment may have occurred. The impairment test of goodwill involves comparing the recoverable amount of each operating entity with its carrying value, including goodwill. The recoverable amount of each operating entity is determined based on the higher of value in use calculations and the fair value less cost to sell. The value in use calculations use cash flow projections based on financial plans approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates. The growth rate does not exceed the long-term average growth rate for the supermarket retail business in which each company operates. The fair value less cost to sell of each operating company is based on earnings multiples paid for similar companies in the market and market capitalization for publicly traded subsidiaries. In 2005, 2004 and 2003, goodwill was tested for impairment using the discounted cash flows methodology and comparing to market multiples for reasonableness for the U.S. entities. Goodwill at the other Group entities was tested for impairment using the market multiple approach and market capitalization approach and discounted cash flows if the market approach indicated that there was impairment. An impairment loss is recorded if the carrying value exceeds the recoverable amount.

No impairment loss was recorded in 2005 and 2004. In 2003, Delhaize Group recorded an impairment loss of EUR 14.7 million on the goodwill at Mega Image as a result of increased competition in Romania and the worsening of the operating results at Mega Image.

Delhaize Group has determined that its trade names have an indefinite useful life and are therefore not amortized but tested for impairment in the fourth quarter of every year and when events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable value with their carrying amount. The value in use of trade names is estimated using revenue projections of each operating entity and applying an estimated royalty rate developed by a third party valuation expert. No impairment loss of trade names was recorded in 2005, 2004 or 2003.

Delhaize Group tests assets with definite lives for impairment whenever events or circumstances indicate that impairment may exist. We monitor the carrying value of our retail stores, our lowest level asset group for which identifiable cash flows are independent of other groups of assets, for potential impairment based on historical and projected cash flows. If potential impairment is identified for a retail store, we compare the store’s estimated recoverable value to its carrying amount and record an impairment loss if the recoverable value is less than the net carrying amount. Recoverable value is estimated based on projected discounted cash flows and previous experience in disposing of similar assets, adjusted for current economic conditions. Independent third-party appraisals are obtained in certain situations. Impairment loss may be reversed if events or circumstances indicate that impairment no longer exists. The methodology for reversing impairment is the same as for initialing recording impairment.

Impairment loss of depreciable assets, recorded in other operating expense, was EUR 13.9 million, EUR 10.8 million and EUR 28.9 million in 2005, 2004 and 2003, respectively. Impairment loss of depreciable assets recorded in result from discontinued operations was EUR 18.8 million in 2004. EUR 2.1 million and EUR 0.1 million impairment loss was reversed in 2005 and 2003, respectively.

Key assumptions used for value in use calculations in 2005:

(in millions of EUR)	Food Lion	Hannaford
Growth rate*	2.0%	2.0%
Discount rate**	8.5%	8.5%
Royalty rate***	0.45%	0.70%

*	Weighted average growth rate used to extrapolate sales beyond the five-year period.

**	After tax discount rate applied to the cash flow projections.

***	Royalty rate applies to trade names only.

11. Investment in Securities

Investment in securities includes debt and equity securities available-for-sale that are carried at fair value with adjustments to fair value, other than foreign exchange gains and losses relating to debt securities and impairment losses, charged directly to equity. Investment in securities also includes debt securities held-to-maturity, securities that the Group has the positive intention and ability to hold to maturity. Securities held-to-maturity are carried at amortized cost less any impairment. Securities are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets.

54    DELHAIZE GROUP  /  ANNUAL REPORT 2005

The carrying amount of securities is as follows:

(in millions of EUR)	2005			December 31, 2004			2003
	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total
Non-current	31.1	93.9	125.0	20.1	95.8	115.9	19.4	100.8	120.2
Current	18.2	10.9	29.1	15.0	9.6	24.6	5.9	7.9	13.8

Total	49.3	104.8	154.1	35.1	105.4	140.5	25.3	108.7	134.0

At December 31, 2005, 2004 and 2003, EUR 49.8 million, EUR 53.5 million and EUR 66.7 million in securities held-to-maturity are committed in escrow related to defeasance provisions of outstanding debt at Hannaford and therefore were not available for general corporate purposes.

The fair value of investment in securities at December 31, 2005, 2004 and 2003 was EUR 152.2 million, EUR 139.5 million and EUR 143.4 million respectively. Fair value is determined by reference to market prices.

12. Other Financial Assets

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow and term deposits greater than 12 months to maturity. Other financial assets are carried at amortized cost, less any impairment. The fair value of other financial assets approximates the carrying amount. The decrease in other financial assets in 2005 compared to 2004 is primarily due to a refund in the United States of workers’ compensation cash collateral in the amount of EUR 34.6 million, as the Group replaced its collateralized letters of credit with uncollateralized letters of credit under the new credit facility issued on April 22, 2005 (see Note 18).

13. Inventories

No inventory has been written down at December 31, 2005, 2004 or 2003, and no previous write-downs were reversed in 2005, 2004 or 2003.

14. Dividends

On May 26, 2005, the shareholders approved the payment of a gross dividend of EUR 1.12 per share (EUR 0.84 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 105.5 million. On May 27, 2004, the shareholders approved the payment of a gross dividend of EUR 1.00 per share (EUR 0.75 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 92.8 million. On May 22, 2003, the shareholders approved the payment of a gross dividend of EUR 0.88 per share (EUR 0.66 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 81.3 million.

In respect of the current year, the Directors propose a gross dividend of EUR 1.20 per share to be paid to shareholders on May 30, 2006. This dividend is subject to approval by shareholders at the Ordinary General Meeting of May 24, 2006 and has not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. The dividend is however included in the statutory financial statements prepared under Belgian GAAP (“the annual accounts”). The total estimated dividend, based on the number of shares outstanding at March 14, 2006 is EUR 113.9 million.

As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new ordinary shares, to which coupon no. 44 entitling to the payment of the 2005 dividend is attached, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 24, 2006. The Board of Directors will communicate at the Ordinary General Meeting of May 24, 2006 the aggregate number of shares entitled to the 2005 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The annual accounts of 2005 will be modified accordingly. The maximum number of shares which could be issued between March 14, 2006, and May 24, 2006, assuming that all vested warrants were to be exercised, is 1,978,837. This would result in an increase in the total amount to be distributed as dividend to a total of EUR 116.3 million. Actual dividends paid will be adjusted to reflect shares outstanding at the date of the Ordinary General Meeting, May 24, 2006.

15. Shareholders’ Equity

Ordinary Shares

There were 94,705,062, 93,668,561 and 92,624,557 Delhaize Group ordinary shares in issue at December 31, 2005, 2004 and 2003, respectively (at a par value of EUR 0.50), of which 595,586, 294,735 and 318,890 ordinary shares were held as treasury shares at December 31, 2005, 2004 and 2003 respectively. Delhaize Group ordinary shares may be in either bearer or registered form, at the holder’s option. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

In the event of a liquidation, dissolution or winding up of Delhaize Group, holders of Delhaize Group ordinary shares are entitled to receive, on a pro rata basis, any proceeds from the sale of Delhaize Group’s remaining assets available for distribution. Under Belgian law, the approval of holders of Delhaize Group ordinary shares is required for any future capital increases. Existing shareholders are entitled to preferential subscription rights to subscribe to a pro rata portion of any such future capital increases of Delhaize Group, subject to certain limitations.

Authorized Capital

As authorized by the Extraordinary General Meeting held on May 23, 2002, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2007, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in a further increase of capital by a maximum of EUR 46.2 million corresponding to approximately 92.4 million shares. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in-kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    55

In 2005, Delhaize Group issued 1,036,501 shares of common stock for EUR 31.4 million, net of issue costs of EUR 0.2 million after tax.

In 2004, Delhaize Group issued 1,044,004 shares of common stock for EUR 31.0 million, net of issue costs of EUR 0.2 million after tax. In 2004, Delhaize Group also issued a convertible bond having an aggregate principal amount of EUR 300 million, convertible into 5,263,158 ordinary shares at the initial conversion price of EUR 57.00 per share. The bond is convertible into ordinary shares any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The equity component of the convertible bond credited to share premium was EUR 19.0 million, net of tax of EUR 9.8 million. In 2003, Delhaize Group issued 231,853 shares of common stock for EUR 5.7 million.

At the end of 2005, the Board of Directors had, after several applications of the authorization granted in 2002, a remaining authorization to increase the capital by a maximum of approximately EUR 39.3 million corresponding to approximately 78.5 million shares.

To the extent permitted by law, the Board of Directors is authorized to increase the share capital after it has received notice of a public takeover bid related to the Company. In such a case, the Board of Directors is especially authorized to limit or suppress the preferential right of the shareholders, even in favor of specific persons. Such authorization is granted to the Board of Directors for a period of three years from the date of the Extraordinary General Meeting of May 26, 2005. It may be renewed under the terms and conditions provided by law.

Recent Capital Increases (in EUR, except number of shares)	Capital	Share Premium Account(**)	Number of Shares
Capital on December 31, 2002	46,196,352.00	2,264,224,571.50	92,392,704

Increase in capital on October 3, 2003 (*)	24,224.00	1,325,209.06	48,448
Increase in capital on November 20, 2003 (*)	91,702.50	7,617,941.78	183,405

Capital on December 31, 2003	46,312,278.50	2,273,167,722.34	92,624,557

Increase in capital on February 17, 2004 (*)	56,515.00	4,702,206.82	113,030
Increase in capital on May 19, 2004 (*)	53,965.00	4,566,100.46	107,930
Increase in capital on August 4, 2004 (*)	72,140.00	5,576,963.58	144,280
Increase in capital on September 14, 2004 (*)	85,903.00	7,429,811.56	171,806
Increase in capital on October 8, 2004 (*)	91,777.50	8,680,843.80	183,555
Increase in capital on November 16, 2004 (*)	81,581.00	8,152,862.61	163,162
Increase in capital on November 26, 2004 (*)	80,120.50	8,650.106.33	160,241

Capital on December 31, 2004	46,834,280.50	2,320,926,617.50	93,668,561

Increase in capital on January 17, 2005 (*)	94,370.00	10,796,236.16	188,740
Increase in capital on February 22, 2005 (*)	75,161.00	8,427,419.61	150,322
Increase in capital on May 9, 2005 (*)	77,388.00	8,456,385.46	154,776
Increase in capital on June 10, 2005 (*)	99,802.00	9,584,806.81	199,604
Increase in capital on July 1, 2005 (*)	83,965,50	8,048,685.89	167,931
Increase in capital on August 23, 2005 (*)	87,564.00	8,679,853.42	175,128

Capital on December 31, 2005	47,352,531.00	2,374,920,004.85	94,705,062

(*)	Increase in capital as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan.

(**)	Share premium as recorded in the non-consolidated accounts of Delhaize Group SA, prepared under Belgian GAAP.

Authorized Capital - Status (in EUR, except number of shares)	Maximum Number of Shares	Maximum Amount (excl. Share Premium)
Authorized capital as approved at the May 23, 2002 General Meeting	92,392,704	46,196,352.00

May 22, 2002 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(3,853,578)	(1,926,789.00)
May 22, 2003 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(2,132,043)	(1,066,021.50)
April 7, 2004 - Issuance of convertible bonds	(5,263,158)	(2,631,579.00)
May 27, 2004 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,517,988)	(758,994.00)
May 26, 2005 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,100,639)	(550,319.50)

Balance of remaining authorized capital as of December 31, 2005	78,525,298	39,262,649.00

56    DELHAIZE GROUP  /  ANNUAL REPORT 2005

Share Repurchases

As authorized by the Extraordinary General Meeting held on May 26, 2005, the Board of Directors of Delhaize Group is authorized to purchase Delhaize Group ordinary shares for a period of three years expiring in June 2008, where such a purchase is necessary in order to avoid serious and imminent damage to Delhaize Group.

In addition, on May 26, 2005, at an Extraordinary General Meeting, the Company’s shareholders authorized the Board of Directors, in the absence of any threat or serious and imminent damage, to acquire up to 10% of the outstanding shares of the Company at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which has been granted for 18 months, replaces the one granted in May 2004. Such authorization also relates to the acquisition of shares of the Company by one or several direct subsidiaries of the Company, as defined by legal provisions on acquisition of shares of the Company by subsidiaries.

In May 2004, the Board of Directors approved the repurchase of up to EUR 200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers to its associates. No time limit has been set for these repurchases.

Delhaize Group SA acquired 155,000 Delhaize Group shares (having a par value of EUR 0.50) in 2005 for an aggregate amount of EUR 7.6 million, representing approximately 0.16% of Delhaize Group’s share capital. As a consequence, at the end of 2005, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to EUR 190,198,867 subject to and within the limits of an outstanding authorization granted to the Board by the shareholders.

Additionally, in 2005, Delhaize America repurchased 303,458 Delhaize Group ADRs for an aggregate amount of USD 18.7 million, representing approximately 0.32% of the Delhaize Group share capital as at December 31, 2005 and transferred 157,607 ADRs to satisfy the exercise of stock options granted to U.S. management associates pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

At the end of 2005, Delhaize Group owned 595,586 treasury shares (incl. ADRs), of which 294,735 were acquired prior to 2005, representing approximately 0.63% of the Delhaize Group share capital.

Retained Earnings

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2005, 2004 and 2003, Delhaize Group’s legal reserve was EUR 4.7 million, EUR 4.7 million and EUR 4.6 million respectively and was classified in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable reserves of the parent company, including the profit of the last fiscal year. The shareholders at Delhaize Group’s Ordinary General Meeting must approve such dividends.

Other Reserves

“Other reserves” include a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America. The deferred loss is being amortized over the life of the underlying debt instruments. “Other reserves” also include unrealized gains and losses on securities available for sale.

	December 31,
(in millions of EUR)	2005	2004	2003
Deferred loss on hedge
Gross	(46.1)	(46.1)	(56.6)
Tax effect	17.5	17.5	21.5
Unrealized (loss)/gain on securities held for sale
Gross	(0.3)	(0.3)	(0.7)
Tax effect	0.1	0.1	0.2

Total other reserves	(28.8)	(28.8)	(35.6)

Cumulative Translation Adjustment

The cumulative translation adjustment relates to changes in the balance of assets and liabilities due to changes in the relationship of the functional currency of the Group’s subsidiaries to the Group’s reporting currency. The balance in cumulative translation adjustment is mainly impacted by the inflation or deflation of the U.S. dollar to the euro. The cumulative translation adjustment balance is as follows:

At December 31 (in millions of EUR)	USD Companies	Other Companies	Total
2003	(892.4)	4.0	(888.4)
2004	(1,115.2)	9.8	(1,105.4)
2005	(675.0)	10.1	(664.9)

16. Minority Interests

Minority interests represent third-party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group.

	December 31,
(in millions of EUR)	2005	2004	2003
Belgium	0.4	0.4	0.4
Greece	30.3	32.5	27.6
Emerging Markets	—	—	1.0

Total	30.7	32.9	29.0

17. Long-term Debt

Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate swaps. Delhaize Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit. The short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin. Delhaize Group also uses a treasury notes program.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    57

Long-term debt (excluding finance leases) net of discounts/premiums and deferred origination consists of the following:

	December 31,
(in millions of EUR)	2005	2004	2003
Notes, 8.125% (due 2011), unsecured	924.8	802.6	864.1
Debentures, 9.00% (due 2031), unsecured	716.6	620.4	668.7
Notes, 7.375% (due 2006), unsecured	477.5	416.1	483.5
Convertible bonds, 2.75% (due 2009)	276.6	270.3	—
Bonds, 5.50% (due 2006), unsecured	150.0	149.9	149.8
Bonds, 4.625% (due 2009), unsecured	149.1	148.8	148.5
Notes, 7.55% (due 2007), unsecured	122.6	106.0	118.1
Notes, 8.05% (due 2027), unsecured	102.2	88.4	95.1
Bonds, 8.00% (due 2008), unsecured	100.3	101.0	98.4
Medium-term notes (2.888% to 3.354%, due 2007)	50.0	—	—
Other notes, 6.31% to 14.15% (due 2006 to 2016), unsecured	49.1	50.5	60.9
Bonds, 3.895%, (due 2010)	40.0	—	—
Bank borrowings	14.9	1.8	1.4
Medium-term notes 6.80% (due 2006), unsecured	12.4	12.4	12.4
Other debt, 7.25% (due 2006 to 2018)	11.5	8.1	8.2
Mortgages payable, 7.55% to 8.65% (due 2006 to 2016)	7.1	7.3	20.4
Other	—	0.2	—

Total non-subordinated borrowings	3,204.7	2,783.8	2,729.5

Less current portion	(658.3)	(10.8)	(10.1)

Total non-subordinated borrowings, long-term	2,546.4	2,773.0	2,719.4

The interest rates on long-term debt (excluding finance leases) are on average 7.2%, 7.0% and 7.3% at December 31, 2005, 2004 and 2003 respectively. This interest rate was calculated taking into account the interest rate swaps discussed below.

In February 2005, Delhaize Group’s subsidiary Alfa-Beta issued Eurobonds, having an aggregate principal amount of EUR 40 million. The 2005 Eurobonds mature in 2010 and bear interest at 3.895%.

In April 2004, Delhaize Group issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of EUR 295.2 million (the “Convertible bonds”). The Convertible bonds mature in 2009 and bear interest at 2.75%, payable in arrears on April 30 of each year. The Convertible bonds are convertible by holders into ordinary shares of the Company at any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The conversion price is initially EUR 57.00 per share subject to adjustment on the occurrence of certain events as set out in the Trust Deed. Conversion in full of the aggregate principal amount of the Convertible bonds at the initial conversion price would result in the issuance of 5,263,158 ordinary shares. The net proceeds from the issue of the convertible bond were split between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into equity of the Group. The interest charged for the year is calculated by applying an effective interest rate of 5.4% to the liability component.

In 2004, Delhaize Group repurchased USD 36.5 million (EUR 29.3 million) of Delhaize America’s USD 600 million (EUR 508.6 million) 7.375% notes, USD 5.0 million (EUR 4.0 million) of its USD 150 million (EUR 127.2 million) 7.55% debt securities, and retired through early redemption USD 10.9 million (EUR 8.8 million) of mortgage payables and other debt, resulting in a loss of USD 4.5 million (EUR 3.6 million) recorded in finance costs in the income statement.

The Group maintains interest rate swaps against debt obligations in the U.S., effectively converting a portion of the debt from fixed to variable rates. The notional principal amounts of interest rate swap arrangements as of December 31, 2005 were USD 300 million maturing in 2006 and USD 100 maturing in 2011. These swaps qualify for hedge accounting treatment and therefore the carrying amount of the underlying debt instruments is adjusted to reflect changes in the fair value of the hedged risk. During the fourth quarter of 2004, in association with the retirement of USD 36.5 million of the USD 600 million 2006 notes, the USD 300 million interest rate swap maturing in 2006 which had been designated as a fair value hedge of 50% of the USD 600 million 2006 notes was re-designated as a fair value hedge of 53.3% of the remaining USD 563.5 million 2006 notes.

In 2003, Hannaford invoked the defeasance provisions of its outstanding 7.41% Senior Notes due February 15, 2009, 8.54% Senior Notes due November 15, 2004, 6.50% Senior Notes due May 15, 2008, 6.58% Senior Notes due February 15, 2011, 7.06% Senior Notes due May 15, 2016 and 6.31% Senior Notes due May 15, 2008 (collectively, the “Notes”) and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on the Notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing these notes. As of December 31, 2005 and 2004, USD 53.4 million (EUR 45.3 million) and USD 65.2 million (EUR 47.9 million) in aggregate principal amount of these notes was outstanding. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2005, 2004 and 2003, restricted securities of USD 58.8 million (EUR 49.8 million), USD 72.9 million (EUR 53.5 million) and USD 84.2 million (EUR 66.7 million) were recorded in investment in securities on the balance sheet.

In May 2003, Delhaize Group issued bonds having an aggregate principal amount of EUR 100 million, for net proceeds of EUR 98.7 million (“the 2003 Eurobonds”). The 2003 Eurobonds mature in 2008 and bear interest at 8.00%, payable in arrears on May 22 of each year. The 2003 Eurobonds are subject to redemption in whole, at the principal amount, together with accrued interest, at the option of Delhaize Group at any time in the event of certain changes affecting taxes in the Netherlands. At the same time, Delhaize Group entered into interest rate swap agreements to swap the fixed interest rate of the 2003 Eurobonds for variable rates (see Note 20). The interest rate swap agreement qualifies for hedge accounting and therefore, the carrying amount of these bonds is adjusted to reflect changes in the fair value of the hedged risk.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury note program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). In November 2005, Delhaize Group issued EUR 50 million of medium-term notes under the treasury program. The notes mature on November 28, 2007 and bear interest at three-months Euribor + 0.45% on EUR 37.25 million, three-months Euribor + 0.40% on EUR 11.25 million and 3.354% on EUR 1.5 million. EUR 62.4 million in medium-term notes were outstanding at December 31, 2005 compared to EUR 12.4 million at December 31, 2004 and 2003. The EUR 12.4 million in medium-term notes were issued in February 1996, bear interest at 6.80% and mature on February 1, 2006.

58    DELHAIZE GROUP  /  ANNUAL REPORT 2005

Long-term Debt by Currency

The main currencies in which Delhaize Group’s long-term debt are denominated are as follows:

	December 31,
(in millions of EUR)	2005	2004	2003
U.S. dollar	2,411.5	2,099.4	2,319.0
Euro	793.2	682.4	409.1
Other currencies	—	2.0	1.4

Total	3,204.7	2,783.8	2,729.5

The table below details the expected principal payments (premiums and discounts not taken into account) and related interest rates (before effect of interest rate swaps) of the Group’s long-term debt by currency.

	2006	2007	2008	2009	2010	Thereafter	Fair Value
Debt held in USD (in millions of USD)
Notes due 2006	563.5	—	—	—	—	—	566.5
Average interest rate	7.38%	—	—	—	—	—	—
Notes due 2007	—	145.0	—	—	—	—	147.9
Average interest rate	—	7.55%	—	—	—	—	—
Notes due 2011	—	—	—	—	—	1,100.0	1,199.3
Average interest rate	—	—	—	—	—	8.13%	—
Notes due 2027	—	—	—	—	—	126.0	138.7
Average interest rate	—	—	—	—	—	8.05%	—
Debentures due 2031	—	—	—	—	—	855.0	1,005.2
Average interest rate	—	—	—	—	—	9.00%	—
Medium-term notes due 2006	5.0	—	—	—	—	—	5.1
Average interest rate	8.71%	—	—	—	—	—	—
Other notes	11.8	11.8	11.8	5.6	1.7	10.7	53.8
Average interest rate	6.77%	6.77%	6.77%	7.17%	6.58%	6.99%	—
Mortgages payable	1.4	1.6	1.0	1.1	1.2	2.4	9.1
Average interest rate	8.10%	8.10%	7.76%	7.75%	7.75%	8.25%	—
Other debt	0.8	1.0	1.0	0.9	1.0	10.8	15.9
Average interest rate	9.72%	9.60%	9,53%	8.34%	8.33%	7.58%	—

Total debt held in USD	582.5	159.4	13.8	7.6	3.9	2,104.9

Total debt held in USD translated in millions of EUR	493.8	135.1	11.7	6.4	3.3	1,784.3

	2006	2007	2008	2009	2010	Thereafter	Fair Value
Debt held in EUR (in millions of EUR)
Bonds due 2006	150.0	—	—	—	—	—	150.4
Average interest rate	5.50%	—	—	—	—	—	—
Bonds due 2008	—	—	100.0	—	—	—	108.2
Average interest rate	—	—	8.00%	—	—	—	—
Bonds due 2009	—	—	—	150.0	—	—	153.7
Average interest rate	—	—	—	4.63%	—	—	—
Bonds due 2010	—	—	—	—	40.0	—	—
Average interest rate	—	—	—	—	3.90%	—	—
Convertible bonds due 2009	—	—	—	300.0	—	—	333.3
Average interest rate	—	—	—	2.75%	—	—	—
Medium-term notes	—	11.2	—	—	—	—	11.2
Average interest rate	—	2.89%	—	—	—	—	—
Medium-term notes	—	37.3	—	—	—	—	37.3
Average interest rate	—	2.93%	—	—	—	—	—
Medium-term notes	—	1.5	—	—	—	—	1.5
Average interest rate	—	3.35%	—	—	—	—	—
Medium-term notes	12.4	—	—	—	—	—	12.4
Average interest rate	6.80%	—	—	—	—	—	—
Bank borrowings	3.2	3.5	1.8	1.4	1.2	3.9	14.9
Average interest rate	2.67%	2.67%	2.67%	2.67%	2.67%	2.67%	—

Total debt held in EUR	165.6	53.5	101.8	451.4	41.2	3.9

Total	659.4	188.6	113.5	457.8	44.5	1,788.2

DELHAIZE GROUP  /  ANNUAL REPORT 2005    59

Fair Value of Long-term Debt

The fair value of the Group’s long-term debt is based on the current market quotes for publicly traded debt and estimated rates for non-public debt, reflecting current market rates offered to the Group and its subsidiaries for debt with similar maturities:

	December 31,
(in millions of EUR)	2005	2004	2003
Fair value of long-term debt	3,485.9	3,252.7	3,084.4
Carrying value of long-term debt
Current	658.3	10.8	10.1
Non-current	2,546.4	2,773.0	2,719.4

Total	3,204.7	2,783.8	2,729.5

Collateralizations

The portion of Delhaize Group’s long-term debt that were collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets was EUR 7.1 million, EUR 7.3 million and EUR 20.4 million at December 31, 2005, 2004 and 2003 respectively.

At December 31, 2005, 2004 and 2003, EUR 13.1 million, EUR 16.6 million and EUR 51.7 million respectively, in assets were pledged as collateral for mortgages.

Debt Covenants

Delhaize Group is subject to certain affirmative and negative covenants related to debt instruments indicated above. Negative covenants include a minimum fixed charge coverage ratio and maximum leverage ratios. At December 31, 2005, 2004 and 2003, Delhaize Group was in compliance with all such covenants.

18. Short-term Borrowings

	December 31,
(in millions of EUR)	2005	2004	2003
Short-term bank borrowings	0.1	28.1	84.1
Short-term treasury program notes	—	—	153.0

Total	0.1	28.1	237.1

On April 22, 2005, Delhaize America entered into a USD 500 million (EUR 423.8 million) five-year unsecured revolving credit agreement, replacing and terminating the USD 350 (EUR 296.7 million) secured credit agreement maturing July 2005. The revolving credit facility bears interest at the USD London Interbank Offering Rate (US Libor) plus 0.825% and includes a facility fee of 0.175%.

The credit agreement contains affirmative and negative covenants. Negative covenants include a minimum fixed charge coverage ratio and a maximum leverage ratio. As of December 31, 2005, Delhaize America was in compliance with all covenants contained in the credit agreement. Delhaize America had no outstanding borrowings under this credit agreement at December 31, 2005 and had no borrowings during 2005 under this facility.

At December 31, 2004 and 2003, Delhaize America had a revolving credit facility with a syndicate of commercial banks providing USD 350 million (EUR 296.7 million) in committed lines of credit. The credit facility was secured by certain inventory of Delhaize America’s retail operating subsidiaries. The facility contained affirmative and negative covenants. At December 31, 2004 and 2003, Delhaize America was in compliance with all covenants contained in the credit facility. Delhaize America had no outstanding borrowings under the facility at December 31, 2004 and 2003 and had no borrowings during 2004 or 2003.

At December 31, 2005, 2004 and 2003, the Group’s European and Asian companies together had credit facilities (committed and uncommitted) of EUR 409.3 million, EUR 507.1 million and EUR 655.3 million respectively, under which Delhaize Group can borrow amounts for less than one year (Short-term Bank Borrowings) or more than one year (Medium-term Bank Borrowings). The Short-term Bank Borrowings and the Medium-term Bank Borrowings – see Note 17 (collectively the “Bank Borrowings”) generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe and Asia, Delhaize Group had EUR 0.1 million, EUR 28.1 million and EUR 84.1 million in outstanding short-term Bank Borrowings at December 31, 2005, 2004 and 2003, with an average interest rate of 3.45%, 3.09% and 3.18% respectively at December 31, 2005, 2004 and 2003. During 2005, the Group’s Europe and Asia average borrowings were EUR 7.1 million at a daily average interest rate of 2.8%.

The Bank Borrowings require maintenance of various financial and non-financial covenants. At December 31, 2005, 2004 and 2003 Delhaize Group was in compliance with all such covenants.

In Belgium, Delhaize Group had no short-term notes outstanding under the EUR 500 million Treasury Program (see Note 17) at December 31, 2005 and 2004, compared to EUR 153.0 million at December 31, 2003.

Short-term Borrowings by Currency

	December 31,
(in millions of EUR)	2005	2004	2003
U.S. dollar	—	4.8	4.6
Euro	0.1	15.5	218.1
Other currencies	—	7.8	14.4

Total	0.1	28.1	237.1

60    DELHAIZE GROUP  /  ANNUAL REPORT 2005

19. Leases

Delhaize Group’s stores operate principally in leased premises. Lease terms generally range from three to 27 years with renewal options ranging from three to 27 years. The average remaining lease term for closed stores was 5.7 years at December 31, 2005. The following schedule details, at December 31, 2005, the future minimum lease payments:

(in millions of EUR)	2006	2007	2008	2009	2010	Thereafter	Total
Finance leases
Future minimum lease payments	118.4	117.1	115.7	113.2	107.0	983.0	1,554.4
Less amount representing interests	(82.0)	(78.1)	(73.9)	(68.9)	(63.7)	(498.5)	(865.1)

Present value of minimum lease payments	35.8	39.0	41.8	44.3	43.3	485.1	689.3
Operating leases
Future minimum lease payments	233.5	224.8	212.5	195.9	183.1	1,322.3	2,372.1
Closed store lease obligations
Future minimum lease payments	31.8	30.3	28.5	25.2	20.9	101.9	238.6

The average effective interest rate for finance leases was 12.0% at December 31, 2005. The fair value of the Group’s finance lease obligations using an average market rate of 6.0% at December 31, 2005 was EUR 920.7 million.

Minimum payments have not been reduced by minimum sublease income of EUR 84.0 million due over the term of non-cancelable subleases.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was EUR 271.0 million, EUR 251.8 million and EUR 262.0 million in 2005, 2004 and 2003, respectively.

Certain lease agreements also include contingent rent requirements which are generally based on store sales. Contingent rent expense for 2005, 2004 and 2003 was EUR 0.8 million, EUR 0.4 million and EUR 0.5 million respectively.

Sublease payments received and recognized into income for 2005, 2004 and 2003 were EUR 32.2 million, EUR 28.8 million and EUR 26.8 million respectively.

In addition, Delhaize Group has signed lease agreements for additional store facilities, the construction of which was not complete at December 31, 2005. The leases generally range from three to 27 years with renewal options generally ranging from three to 27 years. Total future minimum rents under these agreements will be approximately EUR 300.9 million.

A liability of EUR 94.4 million, EUR 100.5 million and EUR 99.8 million at December 31, 2005, 2004 and 2003, respectively, for the discounted value of remaining lease payments net of expected sublease income on closed stores was included in provisions (both non-current and current). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

The Group’s obligation under finance leases is secured by the lessors’ title to the leased assets.

20. Derivative Instruments

Currency Derivatives

Delhaize Group enters into foreign currency swaps from time to time, with various commercial banks in order to have a natural hedge of foreign currency risk on intercompany loans denominated in currencies other than its functional currency. The table below indicates the principal terms of these foreign currency swaps. Changes in fair value of these swaps are recorded in finance costs in the income statement.

Interest Rate Swaps

During 2003, a subsidiary of Delhaize Group entered into interest rate swap agreements to exchange the fixed interest rate of its newly issued EUR 100 million Eurobond for variable rates. The notional amount is EUR 100 million maturing in 2008. The fixed rate is 8.00% and the variable rate is based on the three-month Euribor, and is reset on a quarterly basis.

During 2002 and 2001, Delhaize America entered into interest rate swap agreements, effectively converting a portion of its debt from fixed to variable rates. Maturity dates of interest rate swap arrangements match those of the underlying debt. Variable rates for these agreements are based on six-month or three-month USD LIBOR and are reset on a semi-annual basis or a quarterly basis. In December 2003, Delhaize America cancelled USD 100 million (EUR 79.2 million) of the 2011 interest rate swap arrangement. The notional principal amounts of the interest rate swap arrangements at December 31, 2005 were USD 300 million (EUR 254.3 million) maturing in 2006 and USD 100 million (EUR 84.7 million) maturing in 2011.

(in millions of EUR)

Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date	Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date	Interest Rate	Fair Value 31/12/2005 (EUR)	Fair Value 31/12/2004 (EUR)	Fair Value 31/12/2003 (EUR)
2005	2006	CZK 2,200	4.20%	EUR 73.2	4.21%	-2.1	—	—
2005	2006	EUR 8.1	12m Euribor	USD 10.0	12m Libor	0.3	—	—
			+1.41%		+1.34%
2004	2005	CZK 2,200	4.23%	EUR 67.5	3.94%	—	-4.9	—
2003	2004	CZK 2,200	3.27%	EUR 69.5	3.28%	—	—	1.9
2002	2006	EUR 37.7	12m Euribor	USD 38.0	12m Libor	-5.6	-10.1	-8.0
			+1.325% restated		+ 1.25% restated
			annually		annually

DELHAIZE GROUP  /  ANNUAL REPORT 2005    61

The interest rate swap agreements exchange fixed rate interest payments for variable rate payments without the exchange of the underlying principal amounts. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. The fair value of interest rate swaps at December 31, 2005, 2004 and 2003 was EUR - 0.5 million, EUR 6.3 million and EUR 10.6 million. The interest rate swaps are designated and are effective fair value hedges recorded at fair value on the balance sheet with changes in fair value recorded in the income statement as finance costs.

Derivative instruments are carried at fair value defined as the amount at which these instruments could be settled based on estimates obtained from financial institutions:

	December 31,
	2005		2004		2003
(in millions of EUR)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	0.9	1.4	6.3	—	11.1	0.5
Cross currency swaps	0.3	7.7	—	15.1	1.9	8.0

Total	1.2	9.1	6.3	15.1	13.0	8.5

21. Provisions

	December 31,
(in millions of EUR)	2005	2004	2003
Closed store provision
Non-current	101.4	96.7	110.9
Current	13.9	21.3	10.8
Self-insurance provision
Non-current	125.6	105.1	108.6
Current	5.4	4.2	5.0
Defined benefit pension and post-retirement provision
Non-current	56.3	55.8	59.2
Current	7.5	6.5	7.0
Other provisions
Non-current	24.2	13.4	14.4
Current	2.3	2.0	1.7

Total provisions
Non-current	307.5	271.0	293.1
Current	29.1	34.0	24.5

22. Closed Store Provision

Delhaize Group records closed store provisions for the present value of post-closing lease liabilities and other contractually obligated lease related costs such as real estate taxes, common area maintenance and insurance cost, net of estimated amounts to be recovered from subletting closed store space. Remaining lease liabilities on closed stores generally range from one to 17 years. The liability associated with each store is discounted using a pre-tax rate that reflects the borrowing rate of debt with terms matching the terms of future rent payments. The adequacy of the provision for closed stores is dependent on the Group’s ability to sublet closed store property for the estimated recovery amount which may be effected by changes in the economic conditions in the areas where closed stores are located.

The following table reflects the activity related to closed store liabilities:

(in millions of EUR)	2005	2004	2003
Closed store provision at January 1,	118.0	121.7	130.8
Transfer to other accounts	0.2	(0.3)	(4.6)
Acquisitions through business combinations	—	—	0.1
Additions charged to earnings:
Store closings - lease obligations	8.5	38.3	38.9
Store closings - other exit costs	1.7	7.8	7.0
Adjustments to prior year estimates	0.2	(2.9)	(7.7)
Interest expense	10.4	13.1	13.6
Reductions:
Lease payments made	(23.3)	(28.9)	(26.2)
Lease terminations	(13.4)	(12.1)	(1.8)
Payments made for other exit costs	(4.0)	(9.6)	(5.2)
Translation adjustments	17.0	(9.1)	(23.2)

Closed store provision at December 31,	115.3	118.0	121.7

The provision for closed stores primarily relates to closed store obligations in the United States.

During 2005, Delhaize Group recorded additions to closed store provision of EUR 10.2 million primarily related to 32 store closings made in the ordinary course of business.

During 2004, Delhaize Group recorded additions to closed store provision of EUR 46.1 million primarily related to 17 store closings made in the ordinary course of business and the closure of 34 Kash n’ Karry stores mainly located on the east coast of Florida and in Orlando and classified as discontinued operations.

During 2003, Delhaize Group recorded additions to closed store liabilities of EUR 45.9 million primarily related to 19 store closings made in the ordinary course of business and the closure of 44 underperforming Food Lion and Kash n’Karry stores.

62     DELHAIZE GROUP  /  ANNUAL REPORT 2005

The following table presents the number of closed stores and change in the number:

Number of closed stores
Balance at January 1, 2003	190
Store closings added	63
Stores sold/lease terminated	(32)
Balance at December 31, 2003	221
Store closings added	51
Stores sold/lease terminated	(50)
Balance at December 31, 2004	222
Store closings added	32
Stores sold/lease terminated	(51)
Balance at December 31, 2005	203

Expenses recorded in the income statement and charged to closed store provision for 2005, 2004 and 2003 were as follows:

(in millions of EUR)	2005	2004	2003
Other operating expenses	9.5	1.2	38.3
Interest expense included in “finance costs”	9.4	11.2	13.6
Results from discontinued operations	1.9	43.9	(0.1)

Total	20.8	56.3	51.8

23. Self-Insurance Provision

Delhaize Group is self-insured for its operations in the U.S. for workers’ compensation, general liability, vehicle accident and druggist claims. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Maximum retention, including defense costs per occurrence, is from USD 0.5 million to USD 1.0 million per accident for workers’ compensation, USD 5.0 million per accident for vehicle liability and USD 3.0 million per accident for general liability, with an additional USD 2.0 million retention in excess of the primary USD 3.0 million general liability retention for druggist liability. We are insured for costs related to covered claims, including defense costs, in excess of these retentions. The assumptions used in the development of the actuarial estimates are grounded upon our historical claims data, including the average monthly claims and the average lag time between incurrence and payment. It is possible that the final resolution of some of these claims may require us to make significant expenditures in excess of the existing reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated.

(in millions of EUR)	2005	2004	2003
Self insurance provision at January 1,	109.3	113.6	119.6
Expense charged to earnings	42.0	44.8	58.5
Claims paid	(37.0)	(40.8)	(43.5)
Translation effect	16.7	(8.3)	(21.0)

Self insurance provision at December 31,	131.0	109.3	113.6

Delhaize America implemented a captive insurance program in 2001 whereby the self-insured reserves related to workers’ compensation, general liability and vehicle coverage were reinsured by The Pride Reinsurance Company (“Pride”), an Irish reinsurance captive wholly-owned by a subsidiary of Delhaize Group. The purpose for implementing the captive insurance program was to provide Delhaize America continuing flexibility in its risk program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride.

24. Benefit Plan Provision

Delhaize Group’s employees are covered by certain benefit plans, as described below.

Defined Contribution Plans

In 2004, Delhaize Group adopted a defined contribution plan for substantially all its employees in Belgium, under which the employer, and, from 2005 on, the employees contribute a fixed monthly amount which is adapted annually according to the Belgian consumer price index. Employees that were employed before the adoption of the plan could opt not to participate in the personal contribution part of the plan. The plan assures the employee a lump-sum at retirement, based on contributions, with a minimum guaranteed return. The pension plan is insured and is accounted for as a defined contribution plan. The expense related to the plan was EUR 2.7 million in 2005 and EUR 2.7 million in 2004.

Delhaize America sponsors a profit-sharing retirement plan covering all employees at Food Lion and Kash n’ Karry with one or more years of service. Employees become vested in any profit-sharing contributions made by their respective employers after five years of consecutive service. Forfeitures of profit-sharing contributions are used to offset plan expenses. Profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America’s Board of Directors. The profit-sharing plan includes a 401(k) feature that permits Food Lion and Kash n’ Karry employees to make elective deferrals of their compensation and allows Food Lion and Kash n’ Karry to make matching contributions. Hannaford and Harveys also provide a defined contribution 401(k) plan including employer-matching provisions to substantially all employees. The defined contribution plans provide benefits to participants upon death, retirement or termination of employment with Delhaize America. The expense related to the defined contribution retirement plans of Delhaize America was EUR 36.1 million, EUR 32.8 million and EUR 42.2 in 2005, 2004 and 2003 respectively.

Defined Benefit Plans

Delhaize Belgium has a contributory defined benefit pension plan covering approximately 5% of its employees. The plan provides benefits to participants upon death or retirement based on a formula applied to the last annual salary of the associate before his/her retirement. Delhaize Group funds the plan based upon legal requirements and tax regulations. An insurance company guarantees a minimum return on plan assets. Delhaize Group bears the risk above this minimum guarantee.

Hannaford maintains a non-contributory defined benefit pension plan covering approximately 50% of its employees. The plan provides for payment of retirement benefits on the basis of employees’ length of service and earnings. Hannaford’s policy is to fund the plan based upon legal requirements and tax regulations.

Alfa-Beta has an unfunded defined benefit post-employment plan. This plan relates to termination indemnities prescribed by Greek law, consisting of lump-sum compensations granted only in cases of normal retirement or termination of employment.

In addition, Hannaford provides certain health care and life insurance benefits for retired employees (“post-retirement benefits”). Substantially all employees may become eligible for these benefits if they reach early or normal retirement age and accrue ten years of service while working for Hannaford. The post-retirement health care plan is contributory for most participants with retiree contributions adjusted annually. Life insurance benefits are not available for employees who retired after January 1, 1996.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    63

The change in the provision for defined benefit plans is as follows:

(in millions of EUR)	2005	2004	2003
Defined benefit plan provision at January 1,	62.3	66.2	78.0
Expense charged to earnings	13.0	11.9	11.4
Employer contributions made	(15.5)	(13.5)	(16.5)
Translation difference	3.9	(2.3)	(6.7)

Defined benefit plan provision at December 31,	63.7	62.3	66.2

Pension Benefits

(in millions of EUR)	2005			2004			2003
	United States Plans	Plans Outside the United States	Total	United States Plans	Plans Outside the United States	Total	United States Plans	Plans Outside the United States	Total
Change in benefit obligation:
Benefit obligation at January 1,	88.1	99.5	187.6	90.7	92.9	183.6	102.9	87.0	189.9
Service cost	5.2	4.5	9.7	4.8	4.5	9.3	4.6	3.8	8.4
Interest cost	5.4	4.2	9.6	5.3	4.7	10.0	6.0	4.7	10.7
Participant contributions	—	1.6	1.6	—	1.5	1.5	—	1.5	1.5
Plan amendments	0.5	0.4	0.9	—	—	—	—	—	—
Actuarial (gains)/losses	3.7	15.5	19.2	1.3	4.0	5.3	4.4	1.3	6.4
Benefits paid	(6.8)	(11.7)	(18.5)	(7.0)	(8.1)	(15.1)	(9.1)	(6.2)	(15.3)
Translation difference	14.0	—	14.0	(7.0)	—	(7.0)	(18.1)	—	(18.1)

Benefit obligation at December 31,*	110.1	114.0	224.1	88.1	99.5	187.6	90.7	92.9	183.6

Change in plans assets:
Fair value of plans assets at January 1,	65.4	60.5	125.9	64.5	58.0	122.5	63.3	51.5	114.8
Actuarial return on plan assets	5.5	1.9	7.4	7.0	2.5	9.5	12.4	5.0	17.4
Group contributions	7.9	7.3	15.2	6.7	6.6	13.3	10.0	6.2	16.2
Plan participant contributions	—	1.6	1.6	—	1.5	1.5	—	1.5	1.5
Benefits paid	(7.3)	(11.7)	(19.0)	(7.6)	(8.1)	(15.7)	(9.1)	(6.2)	(15.3)
Translation difference	10.4	—	10.4	(5.2)	—	(5.2)	(12.1)	—	(12.1)

Fair value of plans assets at December 31,	81.9	59.6	141.5	65.4	60.5	125.9	64.5	58.0	122.5

Funded status of the plan	(28.2)	(54.4)	(82.6)	(22.7)	(39.0)	(61.7)	(26.2)	(34.9)	(61.1)
Unrecognized past service cost	—	0.3	0.3	—	0.2	0.2	—	—	—
Unrecognized actuarial gain/loss	1.7	19.4	21.1	(2.4)	3.8	1.4	(2.4)	(0.4)	(2.8)

Net amount recognized	(26.5)	(34.7)	(61.2)	(25.1)	(35.1)	(60.1)	(28.6)	(35.3)	(63.9)

*	At December 31, 2005, 2004 and 2003, EUR 14.5 million, EUR 12.6 million and EUR 9.3 million related to the obligation of Alfa-Beta which is wholly unfunded.

	2005		2004		2003
	United States Plans	Plans Outside the United States	United States Plans	Plans Outside the United States	United States Plans	Plans Outside the United States
Actuarial assumptions used to determine benefit obligations:
Discount rate	5.50%	3.65%	5.75%	4.50%	6.00%	5.00%
Rate of compensation increase	4.50%	3.35%	4.50%	3.55%	4.50%	3.55%

64    DELHAIZE GROUP  /  ANNUAL REPORT 2005

(in millions of EUR)	2005			2004			2003
	United States Plans	Plans Outside the United States	Total	United States Plans	Plans Outside the United States	Total	United States Plans	Plans Outside the United States	Total
Components of net periodic benefit costs:
Current service cost	5.2	6.1	11.3	4.8	6.0	10.8	4.6	5.3	9.9
Participants contributions	—	(1.6)	(1.6)	—	(1.5)	(1.5)	—	(1.5)	(1.5)
Interest cost	5.4	4.2	9.6	5.3	4.7	10.0	6.0	4.7	10.7
Expected return on plan assets	(5.5)	(2.3)	(7.8)	(4.9)	(2.8)	(7.7)	(5.4)	(2.5)	(7.9)
Amortization of unrecognized past service cost	0.5	0.4	0.9	—	—	—	—	—	—
Settlement (gain)/loss recognized	—	0.3	0.3	—	—	—	—	—

Total amount recognized in income	5.6	7.1	12.7	5.2	6.4	11.6	5.2	6.0	11.2

	2005		2004		2003
	United States Plans	Plans Outside the United States	United States Plans	Plans Outside the United States	United States Plans	Plans Outside the United States
Actuarial assumptions used to determine net periodic benefit cost:
Discount rate	5.75%	4.50%	6.00%	5.00%	6.50%	5.25%
Rate of compensation increase	4.50%	3.35%	4.50%	3.55%	4.50%	3.55%
Expected return on plan assets	7.75%	4.25%	7.75%	4.75%	9.00%	4.75%

The asset portfolio of Delhaize Belgium’s defined benefit pension plan is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company’s overall investment. The insurance company’s asset allocation was as follows:

	December 31,
	2005	2004	2003
Equities	10%	12%	14%
Debt	64%	62%	58%
Real estate	8%	6%	6%
Cash equivalents	18%	20%	22%

In 2006, Delhaize Belgium expects to contribute EUR 6.2 million to the defined benefit pension plan.

The expected long-term rate of return for Delhaize Belgium’s defined benefit pension plan is based on the guaranteed return by the insurance company and the expected insurance dividend.

The investment policy for the Hannaford defined benefit plan is to maintain a targeted balance of equity securities, debt securities and cash equivalents in its portfolio. The portfolio is re-balanced periodically through the year. The plan’s asset allocation was as follows:

	December 31,
	2005	2004	2003
Equities	72%	69%	64%
Debt	26%	29%	32%
Cash equivalents	2%	2%	4%

The current sponsor funding policy for the Hannaford defined benefit plan has been generally to contribute the minimum required contribution and additional deductible amounts at the sponsor’s discretion. In 2006, Delhaize Group expects to make pension contributions, including voluntary amounts, of up to USD 9.0 million under this policy.

Expected benefit payments to be made during the next ten years for the defined benefit pension plans are as follows:

(in thousands of EUR)	United States Plans	Plans Outside of the United States	Total
2006	7.2	10.4	17.6
2007	7.5	8.4	15.9
2008	8.3	6.4	14.7
2009	9.0	15.6	24.6
2010	8.8	12.9	21.7
2011 through 2015	49.3	34.0	83.3

DELHAIZE GROUP  /  ANNUAL REPORT 2005    65

Other Post-retirement Benefits

(in millions of EUR)	2005	2004	2003
Change in benefit obligation:
Benefit obligation at January 1,	3.8	3.2	2.9
Service cost	0.1	—	—
Interest cost	0.1	0.2	0.2
Plan amendments	(0.9)	—	—
Actuarial (gains)/losses	0.2	0.9	1.1
Benefits paid	(0.3)	(0.2)	(0.3)
Translation difference	0.5	(0.3)	(0.7)

Benefit obligation at December 31,	3.5	3.8	3.2

Change in plan assets:
Fair value of plan assets at January 1,	—	—	—
Group contribution	0.3	0.2	0.3
Benefits paids	(0.3)	(0.2)	(0.3)

Fair value of plan assets at December 31,	—	—	—

Funded status at the end of the period:
Funded status of the plan	(3.5)	(3.8)	(3.2)
Unrecognized past service cost	(1.0)	—	—
Unrecognized actuarial gain/loss	2.0	1.6	0.9

Net amount recognized	(2.5)	(2.2)	(2.3)

Actuarial assumptions used to determine benefit obligations:
Discount rate	5.5%	5.75%	6.0%
Healthcare claim cost trend rate assumed for next year	10.0%	11.0%	11.0%
Ultimate healthcare claim cost trend rate	5.0%	5.0%	5.0%
Year that ultimate healthcare claim cost trend rate is achieved	2012	2012	2011

(in millions of EUR)	2005	2004	2003
Components of net periodic benefit cost:
Service cost	0.1	—	—
Interest cost	0.1	0.2	0.2
Recognized net actuarial loss	0.1	0.1	—

Net periodic benefit cost	0.3	0.3	0.2

Actuarial assumptions used to determine net periodic benefit cost:
Discount rate	5.75%	6.0%	6.5%
Healthcare claim cost trend	11.0%	11.0%	12.0%
Ultimate healthcare claim cost trend rate	5.0%	5.0%	5.0%
Year that ultimate trend rate is reached	2013	2012	2012

A 1.0% change in the assumed healthcare trend rates would not have a material effect on the post-retirement benefit obligation or expense.

25. Accrued Expenses

	December 31,
(in millions of EUR)	2005	2004	2003
Accrued payroll and short-term benefits	295.6	263.0	240.1
Accrued interest	68.0	62.4	57.7
Other	52.3	41.5	65.8

Total accrued expenses	415.9	366.9	363.6

26. Income Taxes

Profit before tax

(in millions of EUR)	2005	2004	2003
Continuing operations	597.2	555.3	482.6
Discontinued operations	(5.3)	(75.4)	(14.3)

Total	591.9	479.9	468.3

Tax expense

(in millions of EUR)	2005	2004	2003
Continuing operations
Current tax	239.6	159.3	244.1
Taxes related to prior years recorded in the current year	2.8	—	—
Recognition in current tax of previously unrecognized tax losses and tax credits	(0.9)	(0.8)	(1.1)
Deferred tax	(18.6)	45.3	(55.6)
Recognition in deferred tax of previously unrecognized tax losses and tax credits	(0.4)	—	(1.8)
Deferred tax expense (income) relating to changes in tax rates or the imposition of new taxes	1.1	(2.6)	2.5

Total income tax expense from continuing operations	223.6	201.2	188.1

Discontinued operations
Current tax	—	—	(4.5)
Deferred tax	(1.5)	(23.1)	0.1

Total income tax expense from discontinued operations	(1.5)	(23.1)	(4.4)

Continuing and discontinued operations
Current tax	239.6	159.3	239.6
Taxes related to prior year recorded in the current year	2.8	—	—
Recognition of previously unrecognized tax losses and tax credits	(0.9)	(0.8)	(1.1)
Deferred tax	(20.1)	22.2	(55.5)
Recognition in deferred tax of previously unrecognized tax losses and tax credits	(0.4)	—	(1.8)
Deferred tax expense (income) relating to changes in tax rates or the imposition of new taxes	1.1	(2.6)	2.5

Total income tax expense from continuing and discontinued operations	222.1	178.1	183.7

66    DELHAIZE GROUP  /  ANNUAL REPORT 2005

The following is a reconciliation of Delhaize Group’s Belgian statutory income tax rate with Delhaize Group’s effective income tax rate:

(in millions of EUR)	2005	2004	2003
Belgian statutory income tax rate	34.0%	34.0%	34.0%
Items affecting the Belgian statutory income tax rate:
Taxation in juridictions outside Belgium: (primarily due to United States federal and state income tax rates applied to the income of Delhaize America) (1) (2) (3)	3.9	3.5	6.4
Not taxable income	(2.1)	(1.9)	(2.2)
Effect of unrecognized tax losses and tax credits	0.9	1.0	1.4
Tax charges on dividend income	0.7	0.3	0.1
Change in enacted rate (4)	—	(0.5)	—
Other	0.1	0.7	(0.5)

Effective tax rate	37.5%	37.1%	39.2%

(1)	In 2005, approximately 77% of Delhaize Group’s consolidated profit before tax was attributable to Delhaize America, which had an effective tax rate of 39.0%.

(2)	In 2004, approximately 71% of Delhaize Group’s consolidated profit before tax was attributable to Delhaize America, which had an effective tax rate of 38.9%.

(3)	In 2003, approximately 72% of Delhaize Group’s consolidated profit before tax was attributable to Delhaize America, which had an effective tax rate of 42.9%.

(4)	The Greek statutory tax rate was changed from 35% to 32% for fiscal year 2005, 29% for fiscal year 2006 and 25% for fiscal years starting 2007.

The amount of current and deferred tax charged or (credited) directly to equity is as follows:

(in millions of EUR)	2005	2004	2003
Current tax	(6.5)	(6.1)	—
Deferred tax	7.6	10.7	1.6

Total tax charged directly to equity	1.1	4.6	1.6

Delhaize Group has not recognized income taxes on undistributed earnings of certain subsidiaries as the undistributed earnings are permanently reinvested. The cumulative amount of undistributed earnings on which Delhaize Group has not recognized income taxes was approximately EUR 1.7 billion, EUR 1.4 billion and EUR 1.4 billion at December 31, 2005, 2004 and 2003, respectively.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet are as follows:

(in millions of EUR)	December 31,
	2005	2004	2003
Deferred tax liabilities	253.1	240.6	223.6
Deferred tax assets	5.1	5.5	6.5

Net deferred tax liabilities	248.0	235.1	217.1

The following are the net deferred tax liabilities recognized by the Group and the movements thereon:

(in millions of EUR)	Accelerated Tax Depreciation	Closed Store Provision	Leases	Pension	Other	Total
Net deferred tax liabilities at January 1, 2003	603.7	(85.8)	(99.2)	(28.2)	(77.7)	312.8
Charge (credit) to equity for the year	—	—	—	—	(1.6)	(1.6)
Charge (credit) to profit or loss for the year	(39.8)	(8.9)	(8.9)	3.5	(3.2)	(57.3)
Effect of change in tax rates	4.0	(0.6)	(1.0)	—	0.1	2.5
Divestiture	(0.3)	—	—	—	—	(0.3)
Transfers to other accounts	—	—	—	—	0.6	0.6
Translation effect	(90.8)	15.5	17.4	2.6	15.7	(39.6)

Net deferred tax liabilities at December 31, 2003	476.8	(79.8)	(91.7)	(22.1)	(66.1)	217.1
Charge (credit) to equity for the year	—	—	—	—	10.7	10.7
Charge (credit) to profit or loss for the year	(33.0)	2.2	25.1	1.7	26.2	22.2
Effect of change in tax rates	(4.0)	0.2	0.1	0.9	0.2	(2.6)
Acquisition	—	—	—	—	(1.9)	(1.9)
Transfers to other accounts	0.7	(1.2)	1.0	—	4.4	4.9
Translation effect	(27.9)	5.6	4.3	0.6	2.1	(15.3)

Net deferred tax liabilities at December 31, 2004	412.6	(73.0)	(61.2)	(18.9)	(24.4)	235.1
Charge (credit) to equity for the year	—	—	—	—	7.6	7.6
Charge (credit) to profit or loss for the year	(46.9)	20.7	(6.6)	3.9	8.4	(20.5)
Effect of change in tax rates	2.1	(0.3)	(0.4)	—	(0.3)	1.1
Acquisitions	(1.3)	—	—	—	(0.9)	(2.2)
Divestiture	(0.1)	—	—	—	—	(0.1)
Transfers to other accounts	2.0	—	0.8	—	(4.3)	(1.5)
Translation effect	53.8	(10.0)	(9.6)	(1.2)	(4.5)	28.5

Net deferred tax liabilities at December 31, 2005	422.2	(62.6)	(77.0)	(16.2)	(18.4)	248.0

DELHAIZE GROUP  /  ANNUAL REPORT 2005    67

At December 31, 2005, Delhaize Group has not recognized deferred tax assets of EUR 66.1 million, of which EUR 43.2 million relate to tax loss carryforwards, which if unused would expire at various dates between 2006 and 2024, EUR 3.4 million relate to tax loss carryforwards which can be utilized without any time limitation, EUR 2.6 million relate to unused tax credits and EUR 16.9 million relate to deductible temporary differences. The unused tax losses, the unused tax credits and the deductible temporary differences may not be used to offset taxable income or income taxes in other jurisdictions. Delhaize Group has recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized.

27. Earnings Per Share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares in issue during the year, excluding shares purchased by the Group and held as treasury shares.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has two categories of dilutive potential ordinary shares: convertible debt and share-based awards. The convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense less the tax effect. The dilutive share-based awards are assumed to have been exercised, and the assumed proceeds from these instruments are regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period is treated as an issue of ordinary shares for no consideration. Therefore, such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.

Approximately 1,186,076, 1,553,216 and 5,128,654 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for the year ended December 31, 2005, 2004 and 2003, respectively, because the effect was antidilutive.

The computation of basic and diluted earnings per share for the years ended December 31, 2005, 2004 and 2003 is as follows:

(in millions of EUR, except numbers of shares)	2005	2004	2003
Net profit from continuing operations	373.6	354.1	294.5
Net profit from continuing operations attribuable to minority interests	4.9	6.1	5.7
Group share in net profit from continuing operations	368.7	348.0	288.8
Interest expense on convertible bond, net of tax	9.6	6.3	—
Group share in net profit from continuing operations for diluted earnings	378.3	354.3	288.8
Result from discontinued operations, net of tax	(3.8)	(52.3)	(9.9)
Group share in net profit for diluted earnings	374.5	302.0	278.9
Weighted average number of ordinary shares outstanding	93,933,653	92,662,700	92,096,668
Dilutive effect of share-based awards	1,700,363	1,437,522	313,670
Dilutive effect of convertible bond	5,263,158	3,526,316	—
Weighted average number of diluted ordinary shares outstanding	100,897,174	97,626,538	92,410,338
Basic earnings per ordinary share:
Group share in net profit from continuing operations	3.93	3.76	3.14
Result from discontinued operations, net of tax	(0.04)	(0.57)	(0.11)

Group share in net profit	3.89	3.19	3.03

Diluted earnings per ordinary share:
Group share in net profit from continuing operations	3.75	3.63	3.13
Result from discontinued operations, net of tax	(0.04)	(0.54)	(0.11)

Group share in net profit	3.71	3.09	3.02

68    DELHAIZE GROUP  /  ANNUAL REPORT 2005

28. Discontinued Operations

In the second quarter of 2005, Delhaize Group sold its 11 stores in Slovakia. In the first quarter of 2004, Delhaize Group closed 34 Kash n’ Karry stores mainly located on the East coast of Florida and in the Orlando market of the U.S. Also in 2004, Delhaize Group divested its 36 Food Lion Thailand stores. In November 2003, Delhaize Group sold its 49% interest in the Singaporean retailer Shop N Save. The results from these operations have been classified as discontinued operations and are presented as such in the income statement.

An analysis of the result of discontinued operations and summary cash flow information is as follows:

(in millions of EUR, except per share information)	2005	2004	2003
Sales and other revenues	13.0	75.2	309.3
Cost of sales	12.2	68.0	244.4
Other operating income	4.9	8.3	14.4
Selling, general and administrative expenses	4.2	25.2	90.1
Other operating expenses	5.4	63.1	1.6
Finance costs	1.4	2.6	1.9
Result before tax	(5.3)	(75.4)	(14.3)
Income tax	1.5	23.1	4.4

Result from discontinued operations (net of tax)	(3.8)	(52.3)	(9.9)

Basic earnings per share from discontinued operations	(0.04)	(0.57)	(0.11)
Diluted earnings per share from discontinued operations	(0.04)	(0.54)	(0.11)
Operating cash flows	(1.7)	0.6	(12.5)
Investing cash flows	9.6	2.8	(1.8)
Financing cash flows	(7.9)	(3.7)	(2.2)

Total cash flows	—	(0.3)	(16.5)

The pre-tax gain (loss) recognized on the remeasurement or sale of assets related to discontinued operations was EUR 4.1 million, EUR (18.4) million and EUR (1.3) million in 2005, 2004 and 2003 respectively and was recorded in other operating income or other operating expenses in discontinued operations. In addition, the expenses associated with store closings and recorded in other operating expenses in discontinued operations were EUR 4.7 million, EUR 43.5 million and EUR (0.1) million in 2005, 2004 and 2003 respectively.

Assets related to discontinued operations were not classified as “held for sale” because they were either sold as of December 31 of each year or did not meet the probability of sale within the one-year period criterion.

29. Share-Based Compensation

Delhaize Group offers share-based incentives to certain members of management. For associates of its non-U.S. operating companies, Delhaize Group offers stock option and warrant plans. For associates of its U.S.-based companies, the Group offers stock option, warrant and restricted stock plans.

Under the warrant plans, the exercise by the associate of a warrant results in the creation of a new share. The stock option plans and the restricted stock plans are based on existing shares. For more information on the remuneration policy, see the Corporate Governance chapter of this report on page 93.

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize America sponsored a stock incentive plan. As of December 31, 2005, there were options outstanding to acquire 158,752 ADRs under the Delhaize America 2000 Stock Incentive Plan, a 1996 Food Lion Plan and 1988 and 1998 Hannaford Plans; however, options can no longer be granted under these plans. The terms and conditions of these plans are substantially consistent with the current Delhaize Group plan.

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize America’s 2000 Stock Incentive Plan also provided for restricted stock grants. As of December 31, 2005, there were grants for 6,939 restricted ADRs outstanding under the Delhaize America 2000 Stock Incentive Plan, which had not been transferred to the Delhaize Group 2002 Stock Incentive Plan.

In May 2002, Delhaize America ceased granting restricted stock awards under the 2000 Stock Incentive Plan and began granting restricted stock unit awards under the 2002 Restricted Stock Unit Award Plan. Restricted stock unit awards represent the right to receive the number of ADRs set forth in the award at the vesting date. Unlike awards of restricted stock under the 2000 Stock Incentive Plan, no ADRs are granted to the recipients with respect to restricted stock unit awards until the applicable vesting dates.

Options granted under the Delhaize Group 2002 Stock Incentive Plan vest ratably over a three-year period and expire ten years from the grant date. Under the 2002 Restricted Stock Unit Award Plan, the Group commits to deliver shares to certain members of U.S. management, at no cost to plan participants, over a five-year period starting at the end of the second year after the award.

Options granted to associates of non-U.S. operating companies generally vest after 3 1/2 years. Options generally expire seven years from the grant date although a three-year extension was offered in 2003 for options granted under the 2000, 2001 and 2002 grant years.

In accordance with Belgian law, most of the beneficiaries of the 2001 and 2002 stock option and 2000 warrant plans agreed to extend the exercise period of their stock options and/or warrants under these plans. The very few of the beneficiaries who did not agree to extend the exercise period of their options and/or warrants are still bound by the initial expiry dates of the exercise periods of the plans, i.e. June 5, 2009 (under the 2002 stock option plan), June 4, 2008 (under the 2001 stock option plan) and December 2006 (under the 2000 warrant plan) respectively. As a result of this three-year extension, an incremental fair value per option or warrant for the 2002 stock option plan, 2001 stock option plan and 2000 warrant plan of respectively EUR 4.4, EUR 2.9 and EUR 2.3 has been estimated. The incremental fair value of the stock options and warrants has been calculated on the date of decision of extension using a Black-Scholes pricing model with the following assumptions:

	2002 Plan	2001 Plan	2000 Plan
Expected dividend yield (%)	3.6	3.6	3.6
Expected volatility (%)	41.3	41.3	41.3
Risk-free interest rate (%)	3.5	3.5	3.5
Expected term (years)	5.8	4.8	3.8

Expected volatility was determined by calculating the historical volatility of the Group’s share price over the expected option term. The expected term of options is based on management’s best estimate with consideration of non-transferability and exercise restrictions.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    69

The exercise price associated with stock options is dependent on the rules applicable to the relevant stock option plan. The exercise price is either the share price on the date of the grant, the share price on the working day preceding the offering of the option or the average price of the Delhaize Group share price for the 30 days prior to the offering of the option.

The fair value of options and warrants is calculated using the Black-Scholes valuation model. The fair value of share-based awards is expensed over the applicable vesting period. Compensation expense is adjusted to reflect expected and actual levels of vesting. Share-based compensation expense for 2005, 2004 and 2003 was EUR 27.6 million, EUR 24.3 million and EUR 24.3 million respectively.

Delhaize Group stock options and warrants granted to associates of non-U.S. operating companies are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2005	Exercise Price		Number of Beneficiaries (at the moment of issuance)	Exercise Period
2005 Stock option plan	June 2005	181,226	181,226	EUR	48.11	568	Jan. 1, 2009 - June 14, 2012
2004 Stock option plan	June 2004	237,906	237,305	EUR	38.74	561	Jan. 1, 2008 - June 20, 2011
2003 Stock option plan	June 2003	378,700	375,700	EUR	25.81	514	Jan. 1, 2007 - June 24, 2010
2002 Stock option plan	June 2002	158,300	154,300	EUR	54.30	425	Jan. 1, 2006 - June 5, 2012	(1)
2001 Stock option plan	June 2001	134,900	126,900	EUR	64.16	491	Jan. 1, 2005 - June 4, 2011	(1)
2000 Warrant plan	May 2000	115,000	106,600	EUR	63.10	461	June 2004 - Dec. 2009	(1)

(1)	In accordance with Belgian law, most of the beneficiaries of the stock option and/or warrant plans agreed to extend the exercise period of their stock options and/or warrants for a term of three years. The very few of the beneficiaries who did not agree to extend the exercise period of their stock options and/or warants are still bound by the initial expiry dates of the exercise periods of the plans, i.e. June 5, 2009 (under the 2002 stock option plan), June 4, 2008 (under the 2001 stock option plan) and December 2006 (under the 2000 Warrant Plan) respectively.

Activity associated with non-U.S. stock option and warrant plans is as follows:

	Shares	Weighted Average Exercice Price (in EUR)
2003
Outstanding at beginning of year	400,000	59.99
Granted	378,700	25.81
Exercised	—	—
Forfeited	(6,575)	58.75
Expired	—

Outstanding at end of year	772,125	43.24

Options exercisable at end of year	—	—
2004
Outstanding at beginning of year	772,125	43.24
Granted	237,906	38.74
Exercised	—	—
Forfeited	(6,538)	50.67
Expired	—

Outstanding at end of year	1,003,493	47.16

Options exercisable at end of year	107,200	63.10
2005
Outstanding at beginning of year	1,003,493	47.16
Granted	181,226	48.11
Exercised	—	—
Forfeited	2,688	49.29
Expired	—

Outstanding at end of year	1,182,031	43.02

Options exercisable at end of year	233,500	63.68

The weighted average fair value of options granted is EUR 16.52, EUR 14.33 and EUR 7.61 per option for 2005, 2004 and 2003 respectively. The fair value of each option was estimated on the date of grant using a Black-Scholes pricing model with the following assumptions:

	2005	2004	2003
Expected dividend yield (%)	2.3	2.6	3.6
Expected volatility (%)	39.7	41.0	41.3
Risk-free interest rate (%)	2.9	3.7	3.4
Expected term (years)	5.3	5.3	5.3

70    DELHAIZE GROUP  /  ANNUAL REPORT 2005

Options and warrants granted to associates of U.S. operating companies under the Delhaize Group 2002 Stock Incentive Plan and the Delhaize America 2000 Stock Incentive Plan are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2005	Exercise Price			Number of Beneficiaries (at the moment of issuance)	Exercise Period
Delhaize Group 2002 Stock Incentive plan - warrants	May 2005	1,096,385	1,041,227	USD	60.76		2,862	Exercisable until 2015
	May 2004	1,517,988	1,184,389	USD	46.40		5,449	Exercisable until 2014
	May 2003	2,132,043	1,163,069	USD	28.91		5,301	Exercisable until 2013
	May 2002	3,853,578	1,491,424	USD USD	13.4- 76.87	*	5,328	Exercisable until 2012
Delhaize America 2000 Stock Incentive plan - options	Various	700,311	158,752	USD USD	13.4- 93.04	**	4,497	Various

*	Weighted average exercise price of USD 46.86 at December 31, 2005.

**	Weighted average exercise price of USD 47.02 at December 31, 2005.

Activity related to the Delhaize Group 2002 Stock Incentive Plan is as follows:

	Shares	Weighted Average Exercice Price (in USD)
2003
Outstanding as of the effective date of the share exchange	4,410,667	44.39
Granted	2,136,675	28.94
Exercised	(380,704)	27.71
Forfeited/expired	(555,629)	47.14

Outstanding at end of year	5,611,009	39.37

Options exercisable at end of year	2,018,471	41.32

2004
Outstanding at beginning of year	5,611,009	39.37
Granted	1,520,178	46.43
Exercised	(1,410,938)	39.21
Forfeited/expired	(296,068)	43.54

Outstanding at end of year	5,424,181	41.15

Options exercisable at end of year	1,963,278	42.72

2005
Outstanding at beginning of year	5,424,181	41.15
Granted	1,105,043	60.74
Exercised	(1,194,121)	39.70
Forfeited/expired	(296,242)	45.15

Outstanding at end of year	5,038,861	45.49

Options exercisable at end of year	2,223,274	42.59

The weighted average share price at the date of exercise was USD 64.26, USD 55.99 and USD 32.09 at 2005, 2004 and 2003 respectively.

The weighted average fair value of options granted was USD 18.28, USD 15.33 and USD 8.44 per option for 2005, 2004 and 2003 respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

	2005	2004	2003
Expected dividend yield (%)	2.3	2.6	3.6
Expected volatility (%)	39.7	41.0	41.3
Risk-free interest rate (%)	3.7	3.9	2.4
Expected term (years)	4.1	4.7	5.4

Expected volatility was determined by calculating the historical volatility of the Group’s share price over the expected option term. The expected term of options is based on historical ten-year option activity.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    71

The following table summarizes options outstanding and options exercisable as of December 31, 2005, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize America stock option plans:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in USD)
USD 15.22 - USD 46.40	2,792,516	7.20	36.93
USD 46.56 - USD 60.76	2,170,137	7.56	55.42
USD 60.93 - USD 78.75	76,209	2.92	76.08
USD 15.22 - USD 78.75	5,038,861	7.29	45.49

Restricted shares granted to associates of U.S. operating companies under the restricted stock plans is as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2005	Number of Beneficiaries (at the moment of issuance)	Exercise Period
Delhaize Group 2002 Restricted Stock Unit Plan	May 2005	145,868	138,511	204	25% of the grant will
	May 2004	179,567	157,639	193	become unrestricted
	May 2003	249,247	155,455	185	each year starting on
	May 2002	120,906	37,348	140	the second anniversary following the date of the grant
Delhaize America 2000 Stock Incentive Plan-restricted ADRs	Various	342,771	6,939	128

Activity related to the restricted stock plans is as follows:

Share
2003
Outstanding at beginning of year	204,074
Granted	249,247
Released from restriction	(52,336)
Forfeited/expired	(12,423)

Outstanding at the end of year	388,562

2004
Outstanding at beginning of year	388,562
Granted	179,567
Released from restriction	(63,230)
Forfeited/expired	(3,827)

Outstanding at end of year	501,072

2005
Outstanding at beginning of year	501,072
Granted	145,868
Released from restriction	(137,570)
Forfeited/expired	(13,478)

Outstanding at end of year	495,892

The weighted average fair value at date of grant for restricted shares granted during 2005, 2004 and 2003 was USD 60.76, USD 46.40 and USD 28.91 based on the share price at the grant date.

30. Cost of Sales

(in millions of EUR)	2005	2004	2003
Product cost, net of vendor allowances and cash discounts	13,421.8	13,008.5	13,504.5
Purchasing, distribution and transportation costs	509.1	471.9	474.7

Total	13,930.9	13,480.4	13,979.2

72    DELHAIZE GROUP  /  ANNUAL REPORT 2005

31. Employee Benefit Expense

Employee benefit expense for continuing operations was:

(in millions of EUR)	2005	2004	2003
Wages, salaries and short term benefits including social security	2,437.2	2,270.7	2,315.4
Share option expense	27.6	24.3	24.3
Retirement benefits (including defined contribution, defined benefit and other post-employment benefits)	51.8	47.4	53.6

Total	2,516.6	2,342.4	2,393.3

Employee benefit expense was charged to earnings as follows:

(in millions of EUR)	2005	2004	2003
Cost of sales	303.4	289.1	300.2
Selling, general and administrative expenses	2,213.2	2,053.3	2,093.1
Results from discontinued operations	1.3	7.8	36.8

Total	2,517.9	2,350.2	2,430.1

Employee benefit expense from continuing operations by segment was:

(in millions of EUR)	2005	2004	2003
United States	1,808.8	1,686.9	1,774.4
Belgium	540.4	502.7	478.5
Greece	107.9	100.2	96.7
Emerging Markets	36.3	33.1	29.1
Corporate	23.2	19.5	14.6

Total	2,516.6	2,342.4	2,393.3

32. Executive Management and Board of Directors Compensation

The Company’s Remuneration Policy for Directors and the Executive Management can be found as Exhibit E to the Corporate Governance Charter posted on the Company’s website at www.delhaizegroup.com.

Compensation of Directors

The individual remuneration granted for the fiscal years 2005, 2004 and 2003 is set forth in the table below. All amounts presented are gross amounts before deduction of withholding tax.

(in thousands of EUR)	2005	2004	2003
Non-executive Directors
Baron de Vaucleroy(1)	—	140	140
Baron Jacobs (since May 22, 2003)(2)	140	70	43
Roger Boin (until May 22, 2003)	—	—	27
Baron de Cooman d’Herlinckhove (until May 26, 2005)	28	70	70
Count de Pret Roose de Calesberg	70	70	70
Jacques de Vaucleroy (since May 26, 2005)	42	—	—
Hugh Farrington (since May 26, 2005)	42	—	—
William G. Fergusson (until May 27, 2004)	—	28	70
Count Goblet d’Alviella	70	70	70
Jacques Le Clercq (until May 22, 2003)	—	—	27
William McCanless (until July 31, 2003)	—	—	40
Robert J. Murray(3)	80	80	80
Dr. William Roper (since July 31, 2003)	70	70	30
Didier Smits	70	70	70
Philippe Stroobant (until May 26, 2005)	28	70	70
Baron Vansteenkiste (since May 26, 2005)	42	—	—
Frans Vreys (until May 26, 2005)	28	70	70

Total remuneration non-executive directors	710	808	877

Executive Director
Pierre-Olivier Beckers(4)	70	70	60

Total for all directors	780	878	937

(1)	Chairman of the Board until December 31, 2004.

(2)	Chairman of the Board since January 1, 2005.

(3)	Chairman of the Audit Committee.

(4)	The amounts solely relate to the remuneration of the executive director as director and excludes his compensation as executive that is separately disclosed below.

Compensation of the Executive Management

The tables below sets forth the number of restricted stock unit awards, stock options and warrants granted by the Company and its subsidiaries during 2003, 2004 and 2005 to the Chief Executive Officer and the other members of the Executive Committee. For more details on the share-based incentive plans, see Note 29.

	2005	2004	2003
Restricted Stock Unit Awards	39,548	47,072	71,566
Stock Options and Warrants	112,749	119,082	213,289

DELHAIZE GROUP  /  ANNUAL REPORT 2005    73

	2005
	Restricted Stock Unit Awards	Stock Options/ Warrants
Pierre-Olivier Beckers - CEO	11,315	34,420
Rick Anicetti	8,718	16,435
Renaud Cogels	—	13,442
Jean-Claude Coppieters ‘t Wallant	—	5,201
Arthur Goethals	—	6,102
Ron Hodge	6,113	11,883
Craig Owens	7,289	13,741
Michael Waller	6,113	11,525

Total	39,548	112,749

The aggregate amount of compensation earned by the members of the Executive Management for services provided in all capacities to the Company and its subsidiaries is set forth in the table on the next page.

All amounts represent gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed above, employer social security contributions and share-based compensation expense which are separately disclosed below. For 2005, they include the pro-rata share of compensation of the two new members of the Executive Management, appointed on September 14, 2005.

	2005			2004	2003
(in millions of EUR)	CEO	Other Members of the Executive Management	Total
Number of persons	1	9	10	8	8
Base pay	0.9	3.4	4.3	4.0	3.9
Annual bonus	0.5	1.5	2.0	2.6	2.4
Other short-term benefits(1)	0.02	0.1	0.1	0.1	0.1

Total short-term benefits	1.4	5.0	6.4	6.7	6.4
Retirement and post-employment benefits(2)	0.3	0.3	0.6	0.6	0.4
Other long-term benefits(3)	0.5	1.3	1.8	2.7	1.4

Total compensation	2.2	6.6	8.8	10.0	8.2

(1)	Other short-term benefits include the use of a company car, as well as employee and dependant life insurance, welfare benefits and financial planning for U.S. members of the Executive Management.

(2)	The members of the Executive Management benefit from corporate pension plans which vary regionally, including a defined benefit group insurance plan for Europe-based members, that is contributory and based on the individual’s career length with the company. U.S.-based members of the Executive Management participate in profit sharing plans as well as defined benefit plans. Figures indicated in the schedule represent the employer contributions to the plans for defined contribution plans and the employer service costs for defined benefit plans.

(3)	Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was set up in 2003. The grants of the performance cash component provide for performance-based cash payments to the grant recipients at the end of three-year performance periods, with a transition period ending in 2006. Amounts indicated represent the amount expensed by the Company during the reference year, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

Employer social security contribution for the members of the Executive Management in the aggregate was EUR 1.0 million, EUR 1.1 million and EUR 0.8 million for 2005, 2004 and 2003 respectively.

Share-based compensation expense for the members of the Executive Management in the aggregate was EUR 3.3 million, EUR 3.4 million and EUR 2.5 million for 2005, 2004 and 2003 respectively.

33. Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of EUR)	2005	2004	2003
Rental income	32.2	28.8	26.8
Recycling income	14.9	14.8	14.3
Gains on sale of property, plant and equipment	4.4	4.2	15.7
Gains on the disposal of a consolidated subsidiary	—	—	9.5
Services rendered to wholsale customers	2.5	2.9	2.4
Other	19.7	19.7	18.2

Total	73.7	70.4	86.9

34. Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating supermarkets, including losses on disposal of property, plant and equipment and impairment losses.

(in millions of EUR)	2005	2004	2003
Store closing and restructuring expenses	11.7	1.4	37.2
Impairment losses	11.8	10.8	28.8
Losses on sale of property, plant and equipment	18.7	12.4	17.2
Hurricane-related expenses*	1.5	6.0	15.0
Other	0.7	1.0	7.6

Total	44.4	31.5	105.7

*	Hurricane-related expenses are net of insurance recoveries of EUR 3.2 million in 2004 for losses incurred in 2003.

35. Finance Costs

(in millions of EUR)	2005	2004	2003
Interest on current and long-term borrowings	225.2	212.6	236.9
Losses (gains) on early retirement of debt	—	3.6	—
Interest on obligations under finance leases	78.2	81.2	73.6
Interest charged to closed store provisions	9.4	11.2	13.6
Amortization of debt premiums/discounts and financing costs	10.3	7.9	3.8
Amortization of deferred loss on hedge	6.7	7.0	7.5
Fair value losses (gains) on currency swaps	(5.0)	2.3	6.1
Foreign currency losses (gains) on debt instruments	3.3	(3.9)	(6.1)
Other finance costs	1.9	3.0	4.4
Less: capitalized interest	(3.0)	(1.7)	(2.8)

Total	327.0	323.2	337.0

Borrowing costs attributable to the construction or production of qualifying long-lived assets were capitalized using an average interest rate of 7,3%, 8.1% and 8.2% in 2005, 2004 and 2003 respectively.

36. Income from Investments

(in millions of EUR)	2005	2004	2003
Interest and dividend income from bank deposits and securities	25.5	17.5	10.3
Amortization of discounts (premiums) on securities	(0.7)	(0.8)	(0.4)
Gains (losses) on sale of securities	0.2	—	(0.8)
Foreign currency gains (losses) on financial assets	4.1	4.2	(1.5)
Other investing income	(2.9)	(6.2)	5.2

Total	26.2	14.7	12.8

74    DELHAIZE GROUP  /  ANNUAL REPORT 2005

37. Net Foreign Exchange (Gains) Losses

The exchange differences (charged) credited to the income statement are as follows:

(in millions of EUR)	2005	2004	2003
Cost of sales	0.1	—	(0.1)
Selling, general and administrative expenses	0.2	(1.0)	0.7
Finance costs	3.3	(3.9)	(6.1)
Income from investments	4.1	4.2	(1.5)
Result from discontinued operations	(0.1)	(0.1)	—

Total	7.6	(0.8)	(7.0)

38. Supplemental Cash Flow Information

(in millions of EUR)	2005	2004	2003
Non-cash investing and financing activities:
Capitalized lease obligations incurred for store properties and equipment	53.5	76.2	39.9
Capitalized lease obligations terminated for store properties and equipment	4.0	10.5	18.9

39. Hyperinflation

Until December 31, 2003, Romania was considered as a country with an hyper-inflationary economy. Therefore, the 2003 financial statements of our Romanian subsidiaries were restated for the changes in the general purchasing power of the functional currency. The financial statements of the Romanian companies were based on an historical approach.

40. Related Party Transactions

In June 2004, Delhaize Group sold its interest of 70.0% in Super Dolphin, a non-operating company of the Mega Image Group to the former executives of Super Dolphin. In the same period, Delhaize Group also acquired most of the remaining interests of the other companies related to its Romanian activities from the same former executives (30.0% of Mega Image, 18.6% of Mega Dolphin, 13.2% of Mega Doi, 30.0% of ATTM Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting). Delhaize Group paid an aggregate price of EUR 0.3 million for all those transactions.

Several of the Group’s subsidiaries provide for post-employment benefit plans for the benefit of employees of the Group. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 24.

41. Commitments

Capital expenditures contracted for at the balance sheet date but not yet incurred as of December 31, 2005 amounted to EUR 28.5 million for property, plant and equipment.

Commitments related to lease obligations are disclosed in Note 19.

42. Contingencies

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings the likely outcome of which (individually or in the aggregate) it believes is likely to have a material adverse effect on its business or financial statements. Any litigation, however, involves risk and potentially significant litigation costs, and therefore Delhaize Group cannot give any assurance that any litigation now existing or which may arise in the future will not have a material adverse effect on its business or financial statements.

We continue to experience tax audits in jurisdictions in which we do business, which we consider to be part of our ongoing business activity. In particular, we have experienced an increase in audit and assessment activity during both financial years 2004 and 2005 in the United States and Greece. Although some audits have been settled in both the United States and Greece during 2005, Delhaize Group expects continued audit activity in both of these jurisdictions in 2006. While the ultimate outcome of these audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operation.

43. Subsequent Events

In February 2006, Delhaize Group reimbursed a 5.5% bonds in the amount of EUR 150 million, using a combination of available cash, the proceeds from the issuance of EUR 50 million medium-term notes in November 2005 (see Note 17) and amounts borrowed under the existing credit facilities.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    75

44. List of Consolidated and Associated Companies

A. Fully Consolidated

		Ownership Interest in %
		2005	2004	2003
Aidi Center SPRL	Belgium	—	100.0	100.0
Alfa-Beta Vassilopoulos S.A.	81, Spata Ave., Gerakas, Athens, Greece	60.6	50.6	50.6
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Athenian Real Estate Development, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Atlas A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	100.0	100.0	100.0
ATTM Consulting and Commercial, Ltd.	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	100.0	100.0	70.0
Backambacht NV(7)	Schietstandlaan 9, 2300 Turnhout, Belgium	100.0	—	—
Bevermart NV(7)	Heppensesteenweg 34, 3581 Beringen, Belgium	100.0	—	—
Bonney Wilson & Sons, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Bugmart NV(7)	Kerkstraat 90, 9255 Buggenhout, Belgium	100.0	—	—
Delhaize America, Inc.	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A.	100.0	100.0	100.0
Delhaize Deutschland GmbH	Kapuzinergraben 19, 52062 Aachen, Germany	100.0	100.0	100.0
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize Insurance Company, Inc.	76 St. Paul Street, Suite 500, Burlington, VT 05401-4477, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	6, Route d’Olm, Zone Industrielle, 8287 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Siam, Ltd.(1)	Thailand	100.0	100.0	100.0
Delhaize The Lion America, Inc.	950, East Paces Ferry Road, Atlanta, GA 30326, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Asia, Ltd.	Hong Kong	—	100.0	100.0
Delhaize The Lion Coordination Center SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize “The Lion” Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize The Lion Pacific, PLC	Solid Group Building 104, Floor 5, Soi Pattanakarn 40 (Thavorn), Keth Suan Luang, Bangkok 10250, Thailand	100.0	100.0	100.0
Delhome SA	Bld de l’Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delnemo A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	100.0	100.0	100.0
Delrest, Inc.(1)	950, East Paces Ferry Road, Atlanta, GA 30326, U.S.A.	100.0	100.0	100.0
Delshop SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delvita A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	100.0	100.0	100.0
Delvita SK, s.r.o.(2)	Slovakia	100.0	100.0	100.0
Distra NV	Belgium	—	100.0	—
Distri Group 21 NV(7)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	—	—
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A.	100.0	100.0	100.0
Ecad NV(7)	Stationsstraat 19, 9900 Eeklo, Belgium	100.0	—	—
ENA S.A.	81, Spata Ave., Gerakas, Athens, Greece	60.6	50.6	50.6
Esmart NV(7)	Floris Primsstraat 24, 2280 Grobbedonk, Belgium	100.0	—	—
Essex Realty Corp., Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Flashmarkt NV(7)	Lindenlaan 3, 2340 Beerse, Belgium	100.0	—	—
FL Food Lion, Inc.	PO Box 1330, Salisbury, NC 28145-1330, U.S.A.	100.0	100.0	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A.	100.0	100.0	100.0
Food Lion (Thailand), Ltd.(3)	Thailand	100.0	100.0	100.0
Food Lion Thailand, Inc.(3)	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A.	100.0	100.0	100.0
Golden Power 95 Com S.R.L.	Romania	—	100.0	100.0
Haagmart NV(7)	Markt 10, 3150 Haacht, Belgium	100.0	—	—
Hannabro, Co.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Bros., Co.	145, Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Licensing Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Procurement Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Trucking Company, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hermfri NV(7)	Molsebaan 34, 2480 Dessel, Belgium	100.0	—	—
Heulcad NV(7)	Dorp 66, 2260 Westerlo/Heultje, Belgium	100.0	—	—
Huro NV(7)	Wezenstraat 4, 2370 Arendonk, Belgium	100.0	—	—
J.H. Harvey Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Jobmart NV(7)	Beukenlei 9, 2960 Brecht/Sint-Job-in’t-Goor, Belgium	100.0	—	—
Kash n’ Karry Food Stores, Inc.	6422 Harney Road, Tampa, FL 33619, U.S.A.	100.0	100.0	100.0
Kastelmart NV(7)	Markt 41, 2460 Kasterlee, Belgium	100.0	—	—
Katdrink NV(7)	Leliestraat 59, 2860 Sint-Katelijne-Waver, Belgium	100.0	—	—
Katmart NV(7)	Leliestraat 59, 2860 Sint-Katelijne-Waver, Belgium	100.0	—	—
Koermart NV(7)	Pieter Vanhoudtstraat 49, 3582 Beringen, Belgium	100.0	—	—
Kommar NV(7)	Nijverheidsstraat 14, 2350 Vosselaar, Belgium	100.0	—	—
Ledemart NV(7)	Stadionsstraat 26, 9190 Stekene, Belgium	100.0	—	—
Leoburg NV(7)	Jacoletstraat 24, 3970 Leopoldsburg, Belgium	100.0	—	—

76    DELHAIZE GROUP  /  ANNUAL REPORT 2005

Lion Garden Food Company, Ltd. (3)	Thailand	100.0	100.0	100.0
Lithia Springs, LLC	6472 East Church Street, Suite H, Douglasville GA 30134, U.S.A.	60.0	60.0	60.0
Maascad NV(7)	Rijksweg 379, 3630 Maasmechelen, Belgium	100.0	—	—
Martin’s Food of South Burlington, Inc. Mega Doi S.R.L	PO Box 1000, Portland, ME 04104, U.S.A. Bd. Ion Mihalache nr. 92 bl. A2-44, et. 1, sector 1,	100.0	100.0	100.0
	Bucharest, Romania	99.9	99.9	86.0
Mega Dolphin S.A.	Romania	—	100.0	81.4
Mega Image S.R.L.	Bd. Ion Mihalache nr. 92 bl. A2-44, et. 1, sector 1, Bucharest, Romania	100.0	100.0	70.0
Merelmart NV(7)	Fraterstraat 86/B, 9820 Merelbeke, Belgium	100.0	—	—
Molmart NV(7)	‘T Laar 2, 2400 Mol, Belgium	100.0	—	—
NP Lion Leasing & Consulting, Ltd.(1)	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	100.0	100.0	70.0
Octomarket NV(7)	Poederleeseweg 25, 2275 Lille, Belgium	100.0	—	—
Parkshopping NV(7)	Parklaan 170, 2300 Turnhout, Belgium	100.0	—	—
Plain Street Properties, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Progressive Distributors, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Redelcover S.A.	Avenue de la Gare 65, 1611 Luxembourg, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Regab B.V.	The Netherlands	—	100.0	100.0
Rethy NV(7)	Grote Markt 14C, 2260 Westerlo, Belgium	100.0	—	—
Risk Management Services, Inc.	PO Box 1330, Salisbury, NC 28145-1330, U.S.A.	100.0	100.0	100.0
Serdelco S.A.	Avenue de la Créativité 4, 59650 Villeneuve d’Ascq, France	100.0	100.0	100.0
7 Seasons NV(7)	Parklaan 170, 2300 Turnhout, Belgium	100.0	—	—
Shop ‘N Save - Mass., Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
SID SA	Belgium	—	—	100.0
Svemark B.V.	The Netherlands	—	100.0	100.0
Super Dolphin S.A.	Romania	—	—	70.0
Supermarkten Voeten-Hendrickx NV(7)	Markt 18, 2470 Retie, Belgium	100.0	—	—
The Pride Reinsurance Company, Ltd.	Fitzwilliam Square 38/39, Dublin 2, Ireland	100.0	100.0	100.0
Trofo S.A.	Greece	—	—	50.6
Vadis SPRL	Belgium	—	100.0	100.0
Vangeelder NV(7)	Logen 6, 2440 Geel, Belgium	100.0	—	—
Victory Distributors, Inc.	P.O. Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	—
Viginti NV(7)	Bruulstraat 2, 9450 Haaltert, Belgium	100.0	—	—
Wambacq & Peeters SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	85.0	85.0	85.0
Warenhuizen Troukens-Peeters NV(1)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	—
Wilmart NV(7)	Dendermondsesteenweg 31, 2830 Willebroek, Belgium	100.0	—	—
Wintrucks SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	88.0	88.0	88.0

B. Joint Ventures-proportionally consolidated

		Ownership Interest in %
		2005	2004	2003
Shop ‘N Save, PLC (4)	Singapore	—	—	49.0
P.T. Lion Super Indo, LLC (5)	JI. Ancol I n°9-10, Ancol Barat, Jakarta, Indonesia	51.0	51.0	51.0

C. Associated Companies

Accounted for under the equity method:

Super Discount Markets, Inc. (6)	Thornton Road 420, Lithia Springs, GA 30057, U.S.A.	60.0	60.0	60.0
Debarry Center	U.S.A.	—	50.0	50.0

(1)	In liquidation.

(2)	In February 2005, Delhaize Group discontinued its operations in Slovakia.

(3)	In August 2004, Delhaize Group discontinued its operations in Thailand.

(4)	Delhaize Group sold its 49% interest in Shop N Save in November 2003.

(5)	P.T. Lion Super Indo, LLC (“Super Indo”) is accounted for as a joint venture because Delhaize Group shares control with another party. Delhaize Group’s interest in assets and liabilities of Super Indo is as follows:

	December 31,
(in millions of EUR)	2005	2004	2003
Non-current assets	4.2	4.1	4.8
Current assets	10.2	7.3	7.5
Non-current liabilities	0.5	—	0.5
Current liabilities	7.0	6.0	6.4

Sales and other revenue of Super Indo included in the Group’s result was EUR 55.7 million, EUR 55.2 million and EUR 52.7 million for 2005, 2004 and 2003 respectively. Net income of Super Indo, LLC included in the Group’s results was EUR 1.6 million, EUR 1.4 million and EUR 0.5 million, in 2005, 2004 and 2003 respectively.

(6)	On November 12, 2001, Super Discount Markets (SDM) filed for protection under Chapter 11 of the United States bankruptcy code and is in liquidation. Since the filing for bankruptcy, SDM is accounted for under the equity method for a value of zero.

(7)	Companies acquired as part of the acquisition of Cash Fresh in May 2005.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    77

45. Adoption of International Financial Reporting Standards

Delhaize Group adopted International Financial Reporting Standards (IFRS) as of January 1, 2003. The Group adopted all of the standards and interpretations by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) that are relevant to its operations and effective for accounting periods beginning January 1, 2003. The adoption of these standards and interpretations has resulted in changes to the Group’s accounting policies (see Note 2). The impact of the changes in the Group’s accounting policies and standards on shareholder’s equity and group share in net profit as a result of the conversion from its previous reporting standards under Belgian GAAP to IFRS, are noted below.

Reconciliation of Shareholders’ Equity

(in millions of EUR)	Explanations		December 31, 2004	December 31, 2003	January 1, 2003
Shareholders’ equity according to Belgian GAAP			3,358.3	3,333.8	3,528.7
Minority interests according to Belgian GAAP			47.8	35.3	34.3
Total equity according to Belgian GAAP			3,406.1	3,369.1	3,563.0
Effects of adopting IFRS (net of tax):
Effect of changes in foreign exchange rates on goodwill arising in business combinations	1		(659.4)	(557.5)	(269.9)
Deferred loss on hedge instrument	2		(28.6)	(35.1)	(47.2)
Treasury shares	3		(16.4)	(12.9)	(5.9)
Reversal of asset revaluations	4		(19.2)	(13.0)	(13.6)
Reversal of amortization of goodwill and trade names	5	(a)	206.7	112.3	12.3
Impairment of goodwill and trade names	5	(b)	(65.3)	(93.3)	(107.5)
Leases	6		(3.6)	(1.4)	(1.2)
Recognition of vendor allowances	7		(13.8)	(11.9)	(19.2)
Dividends not formally declared	8		105.3	92.8	81.3
Derivative instruments	9		0.7	3.9	(1.1)
Change in accounting policy for inventory	10		—	—	(51.8)
Impairment of assets	11		(12.4)	(12.8)	(19.3)
Pension plans	12		(32.6)	(35.6)	(43.4)
Closed store provision	13		(1.2)	(1.3)	16.6
Share-based compensation	14		16.7	11.7	7.9
Capitalized software and interest	15		1.2	1.9	2.0
Hyperinflation in Romania	16		4.2	4.7	3.6
Deferred tax adjustment related to business combinations	17		(11.6)	(12.5)	—
Minority interests	18		(5.3)	(4.9)	(5.0)
Convertible bond	19		16.7	—	—
Adjustment related to the Alfa-Beta tax audits	20		(11.4)	(3.2)	(1.2)
Other	21		3.8	2.7	1.2

Total equity according to IFRS including minority interests			2,880.6	2,803.7	3,101.6

Reconciliation of Net Profit

(in millions of EUR)	Explanations		2004	2003
Group share in net profit according to Belgian GAAP			211.5	171.3
Effects of adopting IFRS (net of tax):
Treasury shares	3		(4.3)	(7.3)
Depreciation on revaluation of assets	4		1.3	0.4
Reversal of amortization of goodwill and trade names	5	(a)	100.0	105.3
Impairment of goodwill and trade names	5	(b)	23.1	(5.6)
Leases	6		(2.2)	0.2
Recognition of vendor allowances	7		(1.4)	5.6
Directors’ compensation	8		—	(0.7)
Derivative instruments	9		(3.2)	5.4
Change in accounting policy for inventory	10		—	48.1
Impairment of assets	11		(0.7)	3.7
Pension plans	12		2.3	3.7
Closed store provision	13		—	(16.3)
Share-based compensation	14		(22.0)	(21.2)
Deferred tax adjustment related to business combinations	17		—	(14.0)
Convertible bond	19		(2.2)	—
Adjustment related to the Alfa-Beta tax audits	20		(4.1)	(1.0)
Other	21		(2.4)	1.3

Group share in net profit according to IFRS			295.7	278.9

78    DELHAIZE GROUP  /  ANNUAL REPORT 2005

Explanation of Differences Between Belgian GAAP and IFRS

1.	Under Belgian GAAP, goodwill arising from business combinations was considered as an asset of the acquiring company and recorded in the functional currency of the acquiring company. As a result, certain goodwill was not impacted by the effect of changes in foreign exchange rates. Under IFRS, the goodwill arising from business combinations is treated as an asset of the acquired company and has been recorded in the acquired company’s currency at the date of the business combinations. The IFRS adjustment primarily relates to the impact on goodwill of the depreciation of the U.S. dollar to euro since the 2001 share exchange with Delhaize America.

2.	Under Belgian GAAP, the deferred loss (net of tax) on the interest rate hedge agreement related to securing the financing for the acquisition of Hannaford by Delhaize America, was classified as “prepaid expenses.” Under IFRS, this deferred loss (net of tax) is recorded in equity. For both Belgian GAAP and IFRS, the deferred loss is amortized over the life of the underlying debt instruments.

3.	Under Belgian GAAP, Delhaize Group recorded purchased own shares or ADSs (“treasury shares”) as assets. The shares were maintained at the lower of cost or market with the resulting change in value recorded in the income statement. Under IFRS, treasury shares are recorded at cost and included in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of Delhaize Group’s own equity instruments.

4.	Under Belgian GAAP, specific property, plant and equipment of certain companies of Delhaize Group was revalued according to the applicable laws of each country. The resulting unrealized gains were added to revaluation reserves, which were classified in shareholders’ equity. The revaluation amounts were depreciated over the lives of the related assets. Under IFRS, Delhaize Group has opted to record all property, plant and equipment at cost less accumulated depreciation and impairment. There are no revaluation reserves.

5.	(a) Under Belgian GAAP, goodwill and intangible assets were amortized for no more than 40 years. Under IFRS, Delhaize Group does not amortize goodwill and intangible assets with indefinite lives. The amortization of goodwill and trade names recorded in 2003 and 2004 under Belgian GAAP was reversed for IFRS. The amortization recorded on trade names prior to January 1, 2003 was also reversed in accordance with IAS 38 “Intangible Assets.”

(b) Under Belgian GAAP, goodwill and intangible assets with indefinite lives were reviewed for impairment when a change in operational or economic circumstances occurred that would indicate that a permanent diminution in value existed. If the carrying amount of goodwill or other intangible asset was greater than the fair value, Delhaize Group recorded an impairment loss to reduce the goodwill or intangible asset’s carrying amount to fair value in the period the change in operational or economic circumstances was observed.

Under IFRS, goodwill and indefinite lived intangible assets are tested for impairment annually and whenever there is an indication of impairment, by comparing the carrying amount of goodwill and indefinite lived intangible assets to their recoverable amount in compliance with IAS 36 “Impairment of Assets.”

The impairment test of goodwill and indefinite lived intangible assets completed as of January 1, 2003 (the date of transition to IFRS) resulted in impairment of the Kash n’ Karry trade name in the amount of EUR 28.6 million, net of tax of EUR 16.4 million, the Kash n’ Karry goodwill in the amount of EUR 74.9 million, and the Food Lion Thailand goodwill in the amount of EUR 4.0 million. The impairment of Kash n’ Karry’s trade name and goodwill reflects the deteriorating operating performance of Kash n’Karry due to the highly competitive Florida market. The impairment of the Food Lion Thailand goodwill was primarily attributable to the heightened competitive market in Thailand. Under Belgian GAAP, impairment on Food Lion Thailand goodwill was recorded in 2003 and impairment of the Kash n’ Karry trade name in 2004. Kash n’ Karry goodwill was not impaired under Belgian GAAP because goodwill was allocated to the Delhaize America level and not the operating entity level as it is for IFRS. The operating entity level is the lowest level at which goodwill is monitored under IFRS.

Under IFRS, the impairment test of goodwill involves comparing the recoverable value (the higher of value in use and fair value less cost to sell) of each operating company with its carrying value, including goodwill. The recoverable amount of each operating entity in the United States is determined based on value-in-use calculations. These calculations use cash flow projections based on financial plans approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates. The growth rate does not exceed the long-term average growth rate for the supermarket retail business in which each entity operates. The fair value of each operating entity, calculated under the discounted cash flow method, is compared with the market value, based on earnings multiples paid for similar companies in the market, for reasonableness. The recoverable value for non-U.S. entities is based primarily on market multiples with the discounted cash flow method applied when the market multiple approach indicates that impairment may exist.

Trade names are tested for impairment by comparing their recoverable value with their carrying value. The fair value of trade names was estimated using revenue projections of each operating entity and applying an estimated royalty rate developed by a third party valuation expert.

Key assumptions used for testing assets for impairment at January 1, 2003 were:

	Food Lion	Hannaford	Kash n’ Karry
Growth rate*	2.0%	2.0%	2.0%
Discount rate**	9.0%	9.0%	9.0%
Royalty rate***	0.45%	0.70%	0.28%

*	Weighted average growth rate used to extrapolate revenue beyond the budget period.

**	After tax discount rate applied to the cash flow projections.

***	Royalty rate applies to trade names only.

6.	Although both Belgian GAAP and IAS 17 “Leases” require the capitalization of leases for which substantially all the risks and rewards of ownership have been transferred from the lessor to the lessee, IFRS is more prescriptive in defining finance lease criteria. As a result, Delhaize Group has capitalized certain leases for IFRS that it classified as operating leases under Belgian GAAP. In addition, certain losses on sale lease backs that were deferred under Belgian GAAP, are immediately recognized in net profit for IFRS.

7.	Under Belgian GAAP, amounts received from suppliers for in-store promotions and co-operative advertising were recognized in other operating income when the activities required by the supplier were completed. IFRS does not include any industry specific revenue recognition guidance. Therefore, Delhaize Group has adopted an accounting policy similar to US GAAP EITF 02-16 “Accounting by a Reseller or Cash Consideration Received” for accounting for vendor allowances. Cash consideration received from a vendor is presumed to be a reduction in the cost of inventory and is recognized in cost of sales when the product is sold, unless it is a reimbursement of specific costs incurred in advertising the vendor’s products.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    79

8.	Under Belgian GAAP, the proposed annual dividend on ordinary shares to be approved at the annual Ordinary General Meeting, which is held subsequent to year-end, was recognized as a liability at year-end. Under IFRS, such dividends are not considered an obligation until approved. In addition, Directors’ fees, which were directly deducted from equity under Belgian GAAP through 2003, are recorded as operating expenses for IFRS.

9.	Under Belgian GAAP, the accounting for derivative instruments denoted as a hedge was determined by the accounting for the underlying hedged instrument. If the underlying hedged item was maintained at cost, the derivative instrument was maintained at cost or if the underlying hedged item was marked to market, the derivative instrument was marked to market.

Accounting for derivatives under IFRS is governed by IAS 39 “Financial Instruments: Recognition and Measurement” and IAS 32 “Financial Instruments: Disclosure and Presentation.” Under IAS 39, if a derivative is designated as a fair value hedge, the changes in fair value of the derivative and of the portion of the hedged item attributable to the hedged risk are recognized in profit or loss. If the derivative is designated as a cash flow hedge, the changes in fair value of the derivative are recorded in equity and recognized in the income statement when the hedged item affects earnings. Therefore, the result of accounting for derivatives under IFRS is significantly different from Belgian GAAP.

In December 2003, Delhaize America cancelled USD 100 million of its interest rate swaps. Under Belgian GAAP, the realized loss on the unwinding of the swap was recorded in net profit. Under IFRS, the loss is deferred and amortized over the remaining period of the original underlying hedged item.

10.	In the second quarter of 2003, Food Lion and Kash n’ Karry changed their method of accounting for store inventories from the retail method to the average item cost method. As a result, Delhaize Group decided to change its accounting policy for inventory from the “First In First Out” (FIFO) method to the average cost method. For Belgian GAAP, this change in accounting method resulted in a charge to net profit in 2003. IFRS 1 requires an entity to use the same accounting polices in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. Therefore, Delhaize Group has adjusted the January 1, 2003 shareholders’ equity to reflect this change in accounting policy.

11.	Under Belgian GAAP, Delhaize Group reviewed fixed assets for impairment when an event had occurred that would indicate that a permanent diminution of value existed (e.g., store closing decision). If the net carrying value of an asset was greater than its fair value, Delhaize Group recorded an impairment loss to reduce the asset’s net carrying value to fair value in the period the change in the operational or economic circumstances of the asset was observed. Under IFRS, Delhaize Group assesses assets at each reporting date to determine whether there is an indication that the asset may be impaired. If there is an indication of impairment, the asset is tested for impairment by comparing the asset carrying amount to its recoverable amount (the higher of value in use and fair value less cost to sell). We monitor the carrying value of our retail stores, our lowest level asset group for which identifiable cash flows are independent of other groups of assets, for potential impairment based on historical and projected cash flows. If potential impairment is identified for a retail store, we compare the store’s estimated recoverable value to its carrying value and record impairment loss if appropriate. Recoverable value is estimated based on projected discounted cash flows and previous experience in disposing of similar assets, adjusted for current economic conditions. Independent third-party appraisals are obtained in certain situations.

12.	Under Belgian GAAP, Delhaize Group accounted for its pension liabilities under US GAAP’s SFAS No. 87 “Employers’ Accounting for Pensions” for its U.S. operations, although the minimum pension liability recorded in other comprehensive income for US GAAP was classified in prepayments for Belgian GAAP. For all other subsidiaries pension expense was recorded as contributions were made. Under IFRS, Delhaize Group accounts for its pension plans under IAS 19 “Employee Benefits.” Delhaize Group elected to apply the option under IFRS 1 “First-Time Adoption of International Financial Reporting Standards” to recognize all unrecognized actuarial gains and losses as of January 1, 2003. Delhaize Group uses the corridor approach under IAS 19 for amortizing actuarial gains and losses arising after January 1, 2003.

13.	The timing for recognizing store closing costs may be different under IFRS and Belgian GAAP. Under Belgian GAAP store closing reserves were recorded when the decision to close the store was made. Under IFRS, store closing costs are recorded at the moment the Company has a detailed formal plan and that plan is announced to those affected by the store closing.

Once a store is closed, a liability is recorded to reflect the present value of the expected liability associated with any lease contract and other contractual obligated costs including real estate taxes, common area maintenance and insurance. Under IFRS, the provision recorded reflects the estimated settlement amount versus the market value used for Belgian GAAP. The estimated sublease income considered in recording the provision may differ from the market value approach when supermarket restrictions are placed on a closed store site to preserve the customer base in the market in which a store has been closed. In addition, the discounting rules associated with long-term provisions are more prescriptive under IFRS than Belgian GAAP.

14.	Under Belgian GAAP, compensation expense related to stock options and restricted shares was not recorded. Under IFRS, Delhaize Group records share-based compensation expense over the vesting period of stock options and restricted share grants in compliance with IFRS 2 “Share-based Payment”.

Delhaize Group estimates the fair value of options granted using the Black-Scholes valuation model. On January 1, 2003, a deferred tax asset was recorded for the value of the future tax benefit to be received on tax deductible outstanding options and restricted shares. In 2003 and 2004, share-based compensation expense was recorded in the income statement together with the related tax impact.

15.	Under Belgian GAAP, certain subsidiaries expensed borrowing costs incurred as part of the historical cost of constructing assets and costs incurred in the internal development of software. Under IFRS, all borrowing costs incurred as a part of constructing fixed assets are capitalized and costs associated with internally developed software are also capitalized if the recognition criteria of IAS 38 “Intangible Assets” are met.

16.	Under Belgian GAAP, there are no specific accounting consequences for financial statements of a foreign entity in a highly inflationary economy. Under IFRS, Delhaize Group remeasured the financial statements of its Romanian subsidiary in compliance with IAS 29 “Financial Reporting in Hyperinflationary Economies” until December 31, 2003. Since January 1, 2004, the Romanian economy is no longer considered hyperinflationary.

80    DELHAIZE GROUP  /  ANNUAL REPORT 2005

17.	Under Belgian GAAP, purchase accounting adjustments relating to deferred taxes were recorded as a reduction or increase in tax expense. Under IFRS, the positive EUR 14.0 million adjustment to deferred tax in 2003 related to the purchase accounting for the 2001 share exchange with Delhaize America was recorded as an adjustment to goodwill rather than as a reduction in tax expense.

18.	Under Belgian GAAP, companies over which legal majority ownership exists are consolidated even though the minority interest holders may have participating rights that restrict control over the entity. Under IFRS, the accounting for Group entities is governed by control and presumption of control does not necessarily occur as a result of a majority interest. Delhaize Group’s interest in its Indonesian business is supported by a legal contract establishing joint control between Delhaize Group and the partner to the contract and therefore is accounted for as a joint venture. Under IFRS, Delhaize Group has elected to consolidate joint ventures proportionately. Therefore, under IFRS, the Indonesian business is proportionately consolidated instead of fully consolidated as under Belgian GAAP. As a result, there is no minority interest for Indonesia under IFRS. The difference in accounting for Indonesia between Belgian GAAP and IFRS impacts almost all lines of the balance sheet, income statement and statement of cash flows by immaterial amounts.

19.	Under Belgian GAAP, the full amount of the convertible bond issued in 2004 was recorded as debt. Under IFRS, convertible bonds are considered to be a financial instrument with both a liability and an equity component and therefore a portion of the convertible bond is included in an equity. In addition, the effective interest rate used in calculating interest expense is different under IFRS and Belgian GAAP.

20.	After the acquisition of Trofo and ENA in 2001 by Alfa-Beta, a subsidiary of Delhaize Group, Alfa-Beta became aware of indications of fraud committed by the former owners of both companies before their acquisition and filed criminal charges against the persons involved, who have been subsequently prosecuted and indicted. In December 2005, the Greek tax authorities rejected the accounting records of Trofo and ENA for the years 1999 and 2000 because of forgery of the accounting records before their acquisition, thereby resulting in the disallowance of the tax losses generated in 2000 and the taxation of both companies on a fixed rate basis for the years 1999 and 2000. In December 2005, Alfa-Beta and the Greek tax authorities reached a settlement of EUR 12.0 million, for the taxation on a fixed rate basis of Trofo and Ena. IFRS 1 requires that goodwill be adjusted by the amount of contingent adjustments to purchase consideration for past business combinations. Therefore, Delhaize Group has recorded part of the settlement related to the Trofo and ENA acquisitions in its opening IFRS balance sheet on January 1, 2003 as a EUR 10.8 million increase of goodwill and a EUR 1.2 million decrease of equity. In addition, the estimated tax charge of EUR 1.9 million and EUR 8.2 million (or EUR 1.0 million and EUR 4.1 million after deduction of the share attributable to minority interest), relating principally to the disallowance of tax losses previously generated in 2000 were recorded in the income statement of 2003 and 2004 respectively.

21.	“Other” primarily relates to deferred taxes. Under Belgian GAAP, Delhaize Group did not account for deferred tax assets and liabilities on taxable temporary differences for all companies. Under IFRS, in compliance with IAS 12 “Income Taxes,” deferred taxes are recognized for all temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base. The primary differences in deferred taxes relate to deferred taxes on operating loss carry-forwards.

22.	Under IFRS, securities held for sale are marked to market through equity and are classified as non-current investment in securities and current investment in securities. These securities were recorded at the lower of cost or market and classified in financial fixed assets and short-term investments under Belgian GAAP. The fair value (also the carrying value) of these securities under IFRS and carrying value under Belgian GAAP is as follows:

IFRS

(in millions of EUR)	December 31, 2004	December 31, 2003
Investment in securities - non-current	20.1	19.4
Investment in securities - current	15.0	5.9

Belgian GAAP

(in millions of EUR)	December 31, 2004	December 31, 2003
Financial fixed assets	3.1	1.5
Short-term investments	31.8	23.6

DELHAIZE GROUP  /  ANNUAL REPORT 2005    81

SUPPLEMENTARY INFORMATION

Number of Stores (at year-end)

	2006 (1)	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
United States	1,563	1,537	1,523	1,515	1,485	1,459	1,420	1,276	1,207	1,157	1,112
Belgium, G.D. Luxembourg and Germany	846	808	747	728	707	675	615	553	515	511	478
Greece	154	135	129	119	111	104	53	48	42	31	25
Czech Republic	99	94	97	94	93	94	99	99	58	43	30
Romania	21	16	16	15	12	10	10	—	—	—	—
Indonesia	49	46	42	38	34	29	20	14	12	11	—

Subtotal	2,732	2,636	2,554	2,523	2,458	2,387	2,232	2,004	1,835	1,753	1,645

Divested operations
Slovakia	—	—	11	14	16	16	15	14	1	—	—
Thailand	—	—	—	36	34	26	18	13	5	2	—
Singapore	—	—	—	—	35	31	30	25	—	—	—
Super Discount Markets (U.S.)	—	—	—	—	—	—	30	20	18	14	13
France	—	—	—	—	—	—	—	50	46	47	42

Total	2,732	2,636	2,565	2,559	2,527	2,444	2,310	2,112	1,904	1,816	1,700

(1)	Estimates based on planned openings and closings.

Number of Associates (at year-end)

	2005	2004	2003
Full-time	61,835	62,087	62,303
Part-time	73,904	75,824	79,408
Full-time equivalent	100,860	101,415	104,691

Male	65,918	67,183	70,742
Female	69,821	70,728	70,969

Delhaize U.S.	104,067	105,396	107,747
Delhaize Belgium	16,577	16,480	16,282
Alfa-Beta	6,744	6,517	6,453
Delvita	3,808	5,173	5,190
Mega Image	1,123	994	1,013
Super Indo	3,420	3,351	3,390
Food Lion Thailand	—	—	1,636

Total	135,739	137,911	141,711

Net Debt

(in millions of EUR)	December 31, 2005	December 31, 2004	December 31, 2003
Non-current financial debt	3,199.9	3,331.5	3,281.2
Current financial liabilities	694.2	69.0	276.1
Derivative liabilities	9.1	15.1	8.5
Derivative assets	(1.2)	(6.3)	(13.0)
Investments in securities - non-current	(125.0)	(115.9)	(120.2)
Investments in securities - current	(29.1)	(24.6)	(13.8)
Cash and cash equivalents	(804.9)	(660.4)	(391.1)

Net debt	2,943.1	2,608.4	3,027.7
Net debt to equity ratio	81.4%	90.6%	108.0%

82    DELHAIZE GROUP  /  ANNUAL REPORT 2005

Identical Exchange Rates

(in millions of EUR, except per share amounts)	2005			2004	2005/2004
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	18,627.5	(17.5)	18,610.0	17,875.1	+4.2%	+4.1%
Operating profit	898.0	0.5	898.5	863.8	+4.0%	+4.0%
Net profit from continuing operations	373.6	0.6	374.2	354.1	+5.5%	+5.7%
Group share in net profit	364.9	0.6	365.5	295.7	+23.4%	+23.6%
Basic earnings per share	3.89	—	3.89	3.19	+21.8%	+22.0%
Diluted earnings per share	3.71			3.09
Free cash flow	148.9	(0.7)	148.2	373.0	-60.1%	-60.3%

(in millions of EUR)	December 31, 2005			December 31, 2004	Change
Net debt	2,943.1	(308.8)	2,634.3	2,608.4	+12.8%	+1.0%

Organic Sales Growth Reconciliation

(in millions of EUR)	2005	2004	%
Net sales and other revenues	18,627.5	17,875.1	+4.2%
Effect of exchange rates	(17.5)	—
Net sales and revenues at identical exchange rates	18,610.0	17,875.1	+4.1%
Victory (1)	(259.0)	(30.4)
Cash Fresh (1)	(124.9)	—

Organic sales growth	18,226.1	17,844.7	+2.1%

(1)	At 2004 exchange rates.

Free Cash Flow

Free Cash Flow Reconciliation

(in millions of EUR)	2005	2004	2003
Net cash provided by operating activities	902.3	989.2	874.7
Net cash used in investing activities	(756.6)	(641.9)	(507.8)
Investment in debt securities, net of sales and maturities	3.2	25.7	74.2

Free cash flow (before dividend payments)	148.9	373.0	441.1

Use of Free Cash Flow in 2005

(in millions of EUR)
Inflow:
Free cash flow	148.9
Additions to long-term loans	45.1
Stock options exercised, net of buyback own shares	9.9
Release of escrow for funding senior notes	11.9
Outflow:
Repayment of short-term loans	(30.2)
Investment in debt securities	(3.2)
Dividends paid	(105.3)

Cash movement before translation	77.1
Foreign exchange translation difference (on cash portion)	67.4

Net increase (decrease) in cash and cash equivalents	144.5

DELHAIZE GROUP  /  ANNUAL REPORT 2005    83

REPORT OF THE STATUTORY AUDITOR

ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2005 PRESENTED TO THE ORDINARY GENERAL MEETING OF DELHAIZE BROTHERS AND Co “THE LION” (DELHAIZE GROUP) SA

To the Shareholders

As required by law and the company’s articles of association, we are pleased to report to you on the audit assignment which you have entrusted to us.

We have audited the accompanying consolidated financial statements of Delhaize Group SA (“the company”) and its subsidiaries (jointly “the group”), prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium. Those consolidated financial statements comprise the consolidated balance sheet as at 31 December 2005, the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The consolidated balance sheet shows total assets of EUR 10,253.5 millions and a consolidated profit (group share) for the year then ended of EUR 364.9 millions. We have also performed those specific additional audit procedures required by the Companies Code.

The Board of Directors of the company is responsible for the preparation of the consolidated financial statements and the directors’ report on the consolidated financial statements, for the assessment of the information that should be included in the directors’ report on the consolidated financial statements, and for the company’s compliance with the requirements of the Companies Code and the articles of association.

Our audit of the consolidated financial statements was conducted in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”.

Unqualified audit opinion on the consolidated financial statements

The forementioned auditing standards require that we plan and perform our audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

In accordance with these standards, we considered the group’s administrative and accounting organization as well as its internal control processes. We have obtained the explanations and information required for our audit. We have examined, on a test basis, the evidence supporting the amounts in the consolidated financial statements. We have assessed the basis of the accounting methods used, the consolidation policies and significant estimates made by management as well as evaluating the presentation of the consolidated financial statements taken as a whole. We believe that our audit, provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group’s financial position as of 31 December 2005, and of its results and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the EU and with the legal and regulatory requirements applicable in Belgium.

Additional attestation

We supplement our report with the following attestation which does not modify our audit opinion on the consolidated financial statements:

•	The directors’ report on the consolidated financial statements includes the information required by law and is in agreement with the consolidated financial statements. However, we are unable to express an opinion on the description of the principle risks and uncertainties confronting the group, or on the status, future evolution, or significant influence of certain factors on its future development. We can, nevertheless, confirm that the information given is not in obvious contradiction with any information obtained in the context of our appointment.

March 14, 2006

The Statutory Auditor

DELOITTE Reviseurs d’Entreprises

SC s.f.d. SCRL

Represented by Philip Maeyaert

84    DELHAIZE GROUP  /  ANNUAL REPORT 2005

RECONCILIATION OF IFRS TO US GAAP

The consolidated financial statements have been prepared in accordance with IFRS. These reporting standards differ in certain significant respects from US GAAP. These differences relate mainly to the items described below and summarized in the following tables and affect both the determination of net income and shareholders’ equity.

Restatement

During the process of converting Delhaize Group financial statements from Belgian GAAP to IFRS, Delhaize Group identified additional US GAAP adjustments that had not been reported in previous years, in connection with accounting for income taxes and finance leases. As a result, Shareholder’s equity for US GAAP is lower than the previously reported amounts by EUR 11.4 million and EUR 7.3 million respectively as of December 31, 2004 and 2003, respectively, and net income for US GAAP is lower than the previously reported amounts by EUR 4.1 million and EUR 1.0 million for 2004 and 2003 respectively. The restated amounts are reflected in the reconciliation from IFRS to US GAAP of shareholders’ equity and net income.

a. Goodwill – Transition to IFRS

Delhaize Group elected the option in IFRS 1 “First Time Adoption of International Financial Reporting Standards” to not apply IFRS 3 “Business Combinations” retrospectively and did not restate business combinations that occurred before January 1, 2003. In accordance with IFRS 1, the carrying amount of goodwill in the opening IFRS balance sheet was the carrying amount under Belgian GAAP at the date of transition to IFRS (January 1, 2003), after the following adjustments:

•	reclassification to goodwill of certain items recognized as specifically identifiable intangible assets under Belgian GAAP that do not qualify for recognition under IFRS (i.e., assembled workforce and distribution network), which is consistent with US GAAP;

•	adjustment of goodwill by the amount of contingent adjustments to purchase consideration for a past business combination, when the contingency is resolved before the date of transition to IFRS;

•	recognition of impairment losses upon testing goodwill for impairment at the date of transition to IFRS.

In addition, Delhaize Group elected to apply IAS 21 “The Effect of Changes in Foreign Exchange Rates” retrospectively to fair value adjustments and goodwill arising in business combinations that occurred before the date of transition to IFRS and recorded goodwill in the acquired company’s currency at the date of the business combinations, instead of the functional currency of the acquiring company, which is consistent with US GAAP.

As a result, several of the reconciling items between Belgian GAAP and US GAAP which relate to business combinations that occurred prior to January 1, 2003 remain under the IFRS to US GAAP reconciliation.

a-1) Amortization of Goodwill

Under Belgian GAAP, goodwill was amortized over its useful live, not to exceed 40 years. Under IFRS, goodwill is not amortized. Therefore, Delhaize Group ceased to amortize goodwill on January 1, 2003. Under US GAAP, Delhaize Group adopted SFAS 142 “Goodwill and Other Intangible Assets” on January 1, 2002 and ceased goodwill amortization. Adjustments of EUR 100.9 million, EUR 88.9 million and EUR 95.4 million to increase goodwill, intangible assets and minority interests in accordance with US GAAP were recorded to reflect this one-year difference in ceasing the amortization of goodwill, at December 31, 2005, 2004 and 2003, respectively.

Prior to 1999, Delhaize Group’s policy, for Belgian GAAP purposes, was to amortize goodwill over a twenty-year period. Beginning in 1999, Delhaize Group changed its Belgian GAAP policy for such goodwill to amortize goodwill acquired in conjunction with business combinations over its estimated useful life not to exceed forty years. This change in Belgian GAAP policy applied to both existing and new goodwill balances, although amounts previously amortized had not been restated. Under US GAAP, prior to the adoption of SFAS 142, Delhaize Group’s policy for goodwill acquired with business combinations was to amortize goodwill over its estimated useful life, not to exceed forty years. As a result, an adjustment of EUR 8.1 million, EUR 7.0 million and EUR 7.6 million to increase goodwill under US GAAP was recorded at December 31, 2005, 2004 and 2003, respectively.

a-2) Share Exchange

In 2001, Delhaize Group and Delhaize America completed a share exchange that resulted in Delhaize Group acquiring the minority interests of Delhaize America. The determination of the consideration paid in connection with the share exchange differed under Belgian GAAP and US GAAP. Under Belgian GAAP, consistent with IFRS, the shares that were issued were valued at EUR 56.00 per share, representing the share price on April 25, 2001, the date the share exchange was consummated. Under US GAAP, the shares were valued at EUR 52.31 per share, representing the average of the share price three days before and three days after the date the share exchange agreement was signed, on November 16, 2000.

Certain transaction expenses (i.e., stamp duties and notary fees related to the capital increase) were expensed under Belgian GAAP and were included in the purchase price under US GAAP.

Under Belgian GAAP, the payments made in 2001 by Delhaize Group, or Delhaize America, to repurchase Delhaize Group’s shares in the open market to satisfy Delhaize America employee stock option exercises, net of cash received from those employees, were recorded in the purchase price allocation. These payments were excluded from the purchase price allocation under US GAAP. These differences in determining the amount of consideration paid affected the amount of goodwill recorded in the share exchange and the related amortization through January 1, 2002 (adoption date of SFAS 142). As a result, an adjustment of EUR 106.8 million, EUR 92.5 million and EUR 99.7 million to decrease goodwill under US GAAP was recorded at December 31, 2005, 2004 and 2003 respectively.

a-3) Purchase Accounting Adjustment

Under Belgian GAAP, purchase accounting adjustments to goodwill were not permitted in subsequent years’ financial statements. Under US GAAP purchase accounting adjustments are allowed for up to one year following the acquisition. Under US GAAP, Delhaize Group finalized its purchase price allocation related to the Delhaize America share exchange during 2002, which resulted in an increase in goodwill and a decrease in other intangible assets and tangible assets. The impact of the purchase accounting adjustments to increase goodwill amounted to EUR 17.1 million, EUR 11.0 million, and EUR 3.2 million as of December 2005, 2004 and 2003, respectively.

a-4) Subsidiary Treasury Shares

Delhaize Group’s subsidiary, Delhaize America, initiated a stock repurchase program in 1995 through 1999 that resulted in an aggregate increase in Delhaize Group’s ownership interest in Delhaize America. Under Belgian GAAP, Delhaize Group recognized Delhaize America’s treasury share purchases as capital transactions. Under US GAAP, acquisitions of stock held by minority shareholders of a consolidated subsidiary are accounted for using the purchase method of accounting in accordance with APB Opinion 16, “Business Combinations,” and resulted in an increase in goodwill in the amount of EUR 79.8 million between 1995 and 1999. At December 31, 2005, 2004 and 2003, the balance of goodwill related to these transactions was EUR 68.8 million, EUR 59.6 million and EUR 64.3 million, respectively. No repurchase of treasury shares has been made by Delhaize America, under this program subsequent to 1999.

a-5) Hannaford Acquisition

When Delhaize America acquired Hannaford in 2000, Delhaize America issued fully vested options for its own common stock in exchange for Hannaford options held by employees of Hannaford. Under Belgian GAAP, the notional value of stock options was not recognized. Under US GAAP, in accordance with Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, vested stock options or awards issued by an acquirer in exchange for outstanding awards held by employees of the acquiree are considered to be part of the purchase price paid by the acquirer for the acquiree in a purchase business combination. The fair value of the Delhaize America awards was included as part of the purchase

DELHAIZE GROUP  /  ANNUAL REPORT 2005    85

price of Hannaford under US GAAP and goodwill recorded in connection with the Hannaford acquisition was increased by EUR 14.6 million, EUR 12.7 million and EUR 13.7 million at the end of 2005, 2004 and 2003, respectively.

b. Goodwill - Impairment

Under IFRS, goodwill is tested for impairment at the level of groups of cash generating units that represent the lowest level at which goodwill is monitored for internal management purpose. At the date of transition to IFRS, January 1, 2003, the impairment test of goodwill and other intangibles resulted in an impairment loss of the Kash n’ Karry goodwill. Under US GAAP, goodwill is tested for impairment at the level of the reporting unit and no impairment loss was recorded for Kash n’ Karry.

c. Goodwill - Tax Adjustments

Under IFRS, purchase accounting adjustments relating to income tax contingencies recorded subsequent to the original acquisition accounting are recorded as an offset to income tax expense when there is a change in estimate regarding the realization of the deferred tax balance. Under U.S. GAAP, purchase accounting adjustments relating to income tax contingencies recorded subsequent to the original acquisition accounting are offset to goodwill. If goodwill is reduced to zero, the remaining amount is first used to reduce other non-current intangible assets, and any excess beyond that amount is recorded as an adjustment to income tax expense.

The favorable resolution of certain tax accruals that existed at the time of certain purchase accounting transactions are reflected as a reduction to tax expense for IFRS and a reduction to goodwill for US GAAP. The adjustments were EUR 3.9 million and EUR 7.1 million to increase income tax expense under US GAAP during 2005 and 2004, respectively.

d. Amortization of Trade Names

Under IFRS, Delhaize Group does not amortize intangible assets with indefinite lives. Upon first-time adoption of IFRS, this accounting policy was applied retrospectively to all trade names existing at the date of transition, on January 1, 2003. Under US GAAP, Delhaize Group ceased amortizing intangible assets with indefinite lives, upon adoption of SFAS 142 on January 1, 2002. As a result, an adjustment to decrease the carrying amount of trade names in accordance with US GAAP was recorded in the amount of EUR 17.8 million, EUR 15.4 million and EUR 16.6 million at December 31, 2005, 2004 and 2003 respectively.

e. Pensions

Under IFRS, Delhaize Group accounts for pensions in accordance with IAS 19 “Employee Benefits”. At the date of transition to IFRS on January 1, 2003, Delhaize Group recognized all existing unrecognized actuarial gains and losses. After January 1, 2003, Delhaize Group elected to amortize actuarial gains and losses that fall outside the allowed corridor over the expected average remaining working lives of employees participating in the plans. Under US GAAP, actuarial gains and losses that fall outside the allowed corridor are amortized over the average remaining working lives of employees participating in the plans. Unlike IFRS, under US GAAP, an additional minimum pension liability is recognized when the accumulated benefit obligation is lower than the plan assets.

f. Stock Options

Under IFRS, Delhaize Group records share-based compensation expense related to stock options and restricted shares in accordance with IFRS 2 “Share-Based Payment” for all options and restricted shares granted but not fully vested at the date of transition to IFRS on January 1, 2003. Under US GAAP, until December 31, 2004, Delhaize Group applied the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APBO 25”), for grants of restricted shares and stock options. As of January 1, 2005, Delhaize Group adopted SFAS 123(R) “Stock-Based Payment.” Under IFRS 2 and SFAS 123(R), compensation expense is based on the fair value of the share-based awards. Delhaize Group estimates the fair value using the Black-Scholes valuation model. Under APBO 25, compensation expense was based on the intrinsic value (i.e., the difference between the market price of the underlying share at grant date and the exercise price of the award). The retrospective transition provision of IFRS 2 and the modified prospective transition provision of SFAS 123(R) give rise to differences in the historical income statement for share-based compensation. Differences surrounding the effective date of application of the standards to unvested shares (i.e., using the straight-line method for US GAAP and the graded method for IFRS) give rise to both current and historical income statement differences in share-based compensation. As a result, adjustments were made to decrease compensation expense in accordance with US GAAP, in the amount of EUR 1.0 million, EUR 19.2 million and EUR 19.9 million in 2005, 2004 and 2003 respectively. Under IFRS, a tax benefit for tax deductible share-based payments is recognized in the operating statement at the lower of the cumulative realizable tax deduction at the balance sheet date based on the current share value and the tax effected cumulative share-based compensation expense. Any tax benefit in excess of that amount is recognized directly in equity. Under APBO 25, all tax benefits related to stock options is recorded directly in equity. Under SFAS 123(R), the equity pool from past stock option activity is considered when recognizing tax benefits through the operating statement. As a result, adjustments were recorded to increase income tax expense in accordance with US GAAP by EUR 3.5 million, EUR 6.5 million and EUR 2.6 million, for 2005, 2004 and 2003, respectively.

g. Impairment of Assets

Under IFRS, Delhaize Group tests assets for impairment in compliance with IAS 36 “Impairment of Assets”, whenever events or circumstances indicate that impairment may exist. The Group has identified a store as a cash generating unit. Stores for which there is potential impairment are tested for impairment by comparing the carrying value of the assets to the higher of their value in use (i.e. projected discounted cash flows) or fair value less costs to sell. If impairment exists, the assets are written down to their recoverable amount (i.e. higher of value in use or fair value less cost to sell). If impairment is no longer justified in future periods due to a recovery in assets’ fair value or value in use, the impairment loss is reversed. Under US GAAP, Delhaize Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If these events or changes in circumstances indicate that such amounts could not be recoverable, Delhaize Group estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of undiscounted future cash flows is less than the carrying amount of the asset, Delhaize Group recognizes an impairment loss for the difference between the carrying value of the asset and its fair value. The estimate of fair value considers prices for similar assets and the results of analyses of expected future cash flows using a discount rate commensurate with the risks involved. After an impairment is recognized, the reduced carrying amount of the asset is accounted for as its new cost. For a depreciable asset, the new cost is depreciated over the asset’s remaining useful life. Restoration of previously recognized impairment losses is not permitted.

86    DELHAIZE GROUP  /  ANNUAL REPORT 2005

h. Taxes

Under IFRS, deferred tax liabilities are not recognized on tax-exempt reserves relating to capital gains realized in the past on the disposal of investments and real estate, which will be taxed only when distributed to shareholders. Under US GAAP, such deferred tax liabilities are recognized.

i. Convertible Bond

In 2004, Delhaize Group issued a convertible bond in the amount of EUR 300 million. Under IFRS, Delhaize Group accounts for the convertible bond in accordance with IAS 32 “Financial Instruments: Disclosure and Presentation”, and IAS 39 “Financial Instruments: Recognition and Measurement”. Accordingly, the convertible bond was recognized partly as a liability and partly as an equity instrument. Under US GAAP, the convertible bond was recorded in accordance with APB Opinion 14, “Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants”, SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” and EITF Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” Accordingly, the convertible bond was fully recognized as a liability.

j. Change in Accounting Principle

In the second quarter of 2003, Food Lion and Kash n’ Karry changed their method of accounting for store inventories from the retail method to the average item cost method. As a result, Delhaize Group decided to change its accounting policy for inventory from the “First In First Out” (FIFO) method to the average cost method. For US GAAP, this change in accounting method resulted in a charge of EUR 77.2 million to net profit in 2003. IFRS 1 requires an entity to use the same accounting polices in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. Therefore, Delhaize Group has adjusted the January 1, 2003 shareholders’ equity to reflect this change in accounting policy.

Under US GAAP, Delhaize Group adopted in 2003 EITF 02-16, “Accounting by a Reseller for Cash Consideration Received”. EITF 02-16 requires cash consideration received from a vendor to be presumed to be a reduction of inventory, and recognized in cost of sales when the product is sold, unless it is a reimbursement of specific costs incurred in advertising the vendor’s products. Under US GAAP, EUR 24.8 million was recorded as a change in accounting principle in 2003. Under IFRS, Delhaize Group follows the same accounting principle and the initial adjustment of EUR 24.8 million was recorded in the opening IFRS balance sheet on January 1, 2003.

k. Closed Store Provision

The timing for recognizing and the amount of closed store provisions under US GAAP for stores closed prior to the adoption of SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” are different from IFRS. In addition, under IFRS, the provision for closed stores reflects the estimated settlement amount versus the market value used for US GAAP. Estimated sublease income that is considered in recording the provision may differ from the market value approach when supermarket restrictions are placed on a closed store site to retain the customer base in the market in which a store has operated and has been closed. The discounting rules associated with long-term provisions are more prescriptive under IFRS than US GAAP.

l. Other

“Other” primarily relates to finance leases. Under US GAAP, finance leases for real estate are separated into the land and building components with the land component accounted for separately as an operating lease if the land represents 25% or more of the value of the leased asset. Under IFRS, the land component of finance leases is accounted for separately as an operating lease if it is material, which is defined by Delhaize Group as 10% or more of the total value of the leased property. In addition, Delhaize Group applies EITF 97-10 “The Effect on Lessee Involvment in Asset Construction”, by which a lessee should be considered the owner of a real estate project during the construction period if the lessee has substantially all of the construction period risks and sales-leaseback accounting should be considered. For US GAAP, EITF 97-10 is applied on a prospective basis for new leases after the date of adoption. Under IFRS, this treatment is applied retrospectively to all finance leases existing at the date of transition to IFRS on January 1, 2003.

Approximate reconciliation to US GAAP of net income and shareholders’ equity would be as follows:

(in millions of EUR)	2005	2004 as restated	2003 as restated
Net income in accordance with IFRS	364.9	295.7	278.9

Items having the effect of increasing (decreasing) reported net income:
a. Goodwill - transition to IFRS	3.7	8.6	5.0
c. Goodwill - tax adjustments	(3.9)	(7.1)	—
e. Pension	(2.6)	(2.1)	(2.5)
f. Share-based payment	1.0	19.2	19.9
g. Impairment of assets	(0.2)	(7.0)	(7.0)
h. Taxes	(0.6)	0.4	(1.2)
i. Convertible bonds	5.3	3.4	—
j. Change in accounting principle	—	—	(102.0)
k. Closed store provision	5.3	0.4	24.7
l. Other	(2.4)	1.0	1.8
Total US GAAP adjustments before tax effects	5.6	16.8	(61.3)
Tax effects of US GAAP adjustments	(6.8)	(8.1)	24.3

Net income in accordance with US GAAP	363.7	304.4	241.9

(in millions of EUR)	2005	December 31, 2004 as restated	2003 as restated
Shareholders’ equity in accordance with IFRS	3,586.0	2,847.7	2,774.7

Items having the effect of increasing (decreasing) reported shareholders’ equity:
a. Goodwill - transition to IFRS	102.8	86.6	84.4
b. Goodwill - impairment	66.6	57.7	62.2
c. Goodwill - tax adjustments	(11.6)	(6.5)	—
d. Amortization of trade names	(17.8)	(15.4)	(16.6)
e. Pension	15.6	16.4	16.1
g. Impairment of assets	0.1	(0.3)	7.6
h. Taxes	(17.0)	(16.5)	(16.9)
i. Convertible bonds	(20.1)	(25.4)	—
k. Closed store provision	6.8	2.0	0.4
l. Other	(8.0)	(5.7)	(2.1)
Total US GAAP adjustments before tax effects	117.4	92.9	135.1
Tax effects of US GAAP adjustments	(12.8)	(11.3)	(14.0)

Shareholders’ equity in accordance with US GAAP	3,690.6	2,929.3	2,895.8

DELHAIZE GROUP  /  ANNUAL REPORT 2005    87

SUMMARY STATUTORY ACCOUNTS OF DELHAIZE GROUP SA

The summarized annual statutory accounts of Delhaize Group SA are presented below. In accordance with the Belgian Company Code, the full annual accounts, the statutory Directors’ report and the Statutory Auditor’s report will be deposited at the National Bank of Belgium. These documents will also be available on the Company’s website, www.delhaizegroup.com, and can be obtained upon request from Delhaize Group SA, rue Osseghemstraat 53, 1080 Brussels, Belgium. The Statutory Auditor has expressed an unqualified opinion on these annual accounts.

Summary of Accounting Principles

1.	Establishment Costs

Establishment costs are capitalized only by decision of the Board of Directors. When they are capitalized, they are depreciated over a period of five years or, if they related to debt issuance costs, the period of the loans.

2.	Tangible Fixed Assets

Tangible fixed assets are recorded at purchase price, at cost price or at agreed contribution value.

Assets held on capital leases are stated at an amount equal to the fraction of deferred payments provided for in the contract representing the capital value.

Depreciation rates are applied on a straight line basis at the rates admissible for tax purposes:

Land:	0.00% /year
Buildings:	5.00% /year
Distribution centres:	3.00% /year
Sundry installations:	10.00% /year
Plant, equipment:	20.00% /year
Equipment for intensive use:	33.33% /year
Furniture:	20.00% /year
Motor vehicles:	25.00% /year

Ancillary construction expenses are written off during the year in which they were incurred.

3.	Financial Fixed Assets

Financial fixed assets are valued at cost, less accumulated impairment losses. Impairment loss is recorded to reflect long-term impairment of value. Impairment loss is reversed when it is no longer justified due to a recovery in the asset value.

4.	Inventories

Inventories are valued at the lower of cost (on a weighted average cost basis) or net realizable value. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. Such net realizable value corresponds to the anticipated estimated selling price less the estimated costs necessary to make the sale. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

5.	Receivables and Payables

Amounts receivable and payable are recorded at their nominal value, less provision for any amount receivable whose value is considered to be impaired on along-term basis. Amounts receivable and payable in a currency other than the currency of the Company are valued at the exchange rate prevailing on the closing date. The resulting translation difference is written off if it is a loss and deferred if it is a gain.

6.	Provision for Liabilities and Charges

Provision for liabilities and charges are recorded to cover probable or certain losses of precisely determined nature but whose amount, as at the balance sheet date, is not precisely known. They include, principally:

•	Pension obligations, early retirement benefits and similar benefits due to present or past employees

•	Taxation due on review of taxable income or tax calculations not already included in the estimated payable included in the amounts due within one year

•	Significant reorganization and store closing costs

•	Charges for which the Company may be liable as a result of current litigation.

7.	Debt Under Capital Leases and Similar Debts

At the end of each year, these commitments are valued at the fraction of outstanding deferred payments, corresponding to the capital value of the assets, which mature within more than one year. The fraction of these payments contractually maturing within less than one year is recorded under “Current portion of long-term debts”.

Summary of the net earnings per share of Delhaize Group SA

	2005	2004	2003
Net earnings per share	0.86	0.99	0.88

88    DELHAIZE GROUP  /  ANNUAL REPORT 2005

Summary Company Accounts of Delhaize Group SA

Balance Sheet	(December, 31; in thousands of EUR)
	2005	2004
Assets
Fixed assets	4,421,479	4,315,172
Establishment costs	3,525	4,578
Intangible fixed assets	12,369	5,208
Tangible fixed assets	356,385	310,655
Financial fixed assets	4,049,200	3,994,731

Current assets	724,853	658,072
Inventories	236,134	239,269
Short-term receivables	399,666	351,063
Short-term investments	22,518	15,085
Cash and bank	56,838	43,308
Prepayments and accrued income	9,697	9,347

Total assets	5,146,332	4,973,244

Liabilities
Shareholders’ equity	2,871,644	2,849,952
Capital	47,352	46,834
Distributable reserves	17,220	16,867
Other reserves	2,791,163	2,737,141
Profit carried forward	15,909	49,110

Provisions and deferred taxation	8,442	7,253

Financial liabilities	1,361,962	1,258,583
After one year	1,288,370	1,154,073
Within one year	73,592	104,510

Trade creditors	623,235	596,138

Other liabilities	281,049	261,318
Other liabilities within one year	252,197	240,307
Accruals and deferred income	28,852	21,011

Total liabilities	5,146,332	4,973,244

Income Statement

	(in thousands of EUR)
	2005	2004
Operating income	3,857,481	3,905,636
Sales	3,801,976	3,857,544
Other operating income	55,505	48,092

Operating expenses	(3,790,073)	(3,758,834)
Merchandise and consumables	2,884,289	2,964,614
Salaries, social security and pensions	513,311	492,395
Other operating expenses	342,473	301,825

Operating profit	117,408	146,802
Income from financial fixed assets	60,383	43,426
Net financial expense	72,084	(58,590)

Current profit before taxation	105,707	131,638
Exceptional income	549	513
Exceptional expenses	(5,270)	(10,780)

Current year profit before taxation	100,986	121,371
Transfer (-) to/ release (+) from deferred taxes	(170)	(108)
Current taxation	(19,735)	(29,562)

Financial year results	81,081	91,701
Transfer (-) to/ release (+) from tax-exempt reserves	(329)	(209)

Financial year results to be appropriated	80,752	91,492

Appropriation of Profit

	(in thousands of EUR)
	2005	2004
Profit brought forward from previous year	49,110	63,132
Transfer to legal reserve	(52)	(52)
Profit to carry forward	(15,909)	(49,110)
Dividends to shareholders(1)	(113,901)	(105,462)

(1)	As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new ordinary shares, to which coupon no. 44 entitling to the payment of te 2005 dividend is attached, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 24, 2006. The Board of Directors will communicate at the Ordinary General Meeting of May 24, 2006 the aggregate number of shares entitled to the 2005 dividend and will submit to this meeting the final amount of the total dividend for approval. The annual accounts of 2005 will be modified accordingly.

Share Capital (December 31, 2005)

	(in thousands of EUR)	Number of Shares
Share capital
Shares in issue
• At the end of the previous year	46,834
• Issue of new shares	518
• At the end of the financial year	47,352
Analysis of share capital
Class of shares
• Ordinary shares of no nominal value		94,705,062
Registered shares or bearer shares
• Registered		4,816,464
• Bearer		89,888,598
Treasury shares held by
• The company itself		447,200
• Its subsidiaries		148,386
Commitments to issue new shares
On the exercise of conversion rights
• Amount of outstanding convertible bonds	300,000
• Amount of capital to be subscribed	2,632
• Corresponding maximum number of shares to be issued		5,263,158
On the exercise of subscription rights
• Number of subscription rights in issue		4,978,804
• Amount of capital to be subscribed	2,489
• Corresponding maximum number of shares to be issued		4,978,804
Unissued authorized capital	39,263

DELHAIZE GROUP  /  ANNUAL REPORT 2005    89

MANAGEMENT STRUCTURE (overview on December 31, 2005)

Board of Directors

Baron Jacobs	Chairman
Pierre-Olivier Beckers	President, Chief Executive Officer
and Director
Count de Pret Roose de Calesberg	Director
Jacques de Vaucleroy	Director
Hugh Farrington	Director
Count Goblet d’Alviella	Director
Robert J. Murray	Director
William L. Roper, MD	Director
Didier Smits	Director
Baron Vansteenkiste	Director
Jean-Claude Coppieters ‘t Wallant	Secretary (until December 31, 2005)
Michael Waller	Secretary (as of January 1, 2006)

Statutory Auditor

Deloitte & Touche Réviseurs d’Entreprises SC s.f.d. SCRL represented by Philip Maeyaert

Executive Committee

In September 2005, two new members joined Delhaize Group’s Executive Committee: Joyce Wilson-Sanford, Executive Vice President of Strategic Organizational Development, and Michel Eeckhout, Executive Vice President and Chief Information Officer. As of December 31, 2005, Jean-Claude Coppieters, Executive Vice President and General Secretary, retired as member of the Executive Committee.

Pierre-Olivier Beckers	President and Chief Executive Officer
Rick Anicetti	Executive Vice President,
Chief Executive Officer of Food Lion
Renaud Cogels	Executive Vice President, Head of Global Sourcing,
Chief Executive Officer Southeastern Europe
Jean-Claude Coppieters ‘t Wallant	Executive Vice President,
General Secretary (until December 31, 2005)
Michel Eeckhout	Executive Vice President,
Chief Information Officer
Arthur Goethals	Executive Vice President,
Chief Executive Officer Western and Central Europe
Ron Hodge	Executive Vice President,
Chief Executive Officer of Hannaford
Craig Owens	Executive Vice President, Chief Financial Officer
Michael Waller	Executive Vice President, Human Resources,
General Counsel,
General Secretary (from January 1, 2006)
Joyce Wilson-Sanford	Executive Vice President,
Strategic Organizational Development

Honorary Members

The following former Directors and Executives have been granted a honorary title in gratitude for their contribution to Delhaize Group:

Honorary Chairman and Chief Executive Officer: Chevalier Guy Beckers, Baron de Vaucleroy

Honorary Chairman and Director: Mr. Henry Stroobant, Mr. Frans Vreys

Honorary Director: Mr. Jacques Boël, Mr. Roger Boin, Mr. Raymond-Max Boon, Baron de Cooman d’Herlinckhove, Mr. William G. Ferguson, Mr. Jacques Le Clercq, Chevalier Philippe van der Plancke, Mrs. Victor Wolff-Vieujant

Honorary General Secretary and Member of the Executive Committee: Mr. Jean-Claude Coppieters ‘t Wallant

Honorary Member of the Executive Committee: Mr. Pierre Malevez

Honorary Secretary of the Executive Committee: Mr. Pierre Dumont

Biographies and pictures of the members of the Board of Directors and the Executive Committee can be found at the Delhaize Group website, www.delhaizegroup.com

90    DELHAIZE GROUP  /  ANNUAL REPORT 2005

Delhaize Group Corporate

Pierre-Olivier Beckers	President and Chief Executive Officer
Renaud Cogels	Executive Vice President, Head of Global Sourcing,
Chief Executive Officer Southeastern Europe
Michel Eeckhout	Executive Vice President, Chief Information Officer
Craig Owens	Executive Vice President, Chief Financial Officer
Michael Waller	Executive Vice President, Human Resources,
General Counsel,
General Secretary (from January 1, 2006)
Joyce Wilson-Sanford	Executive Vice President,
Strategic Organizational Development
Dirk Van den Berghe	Senior Vice President, Strategy
David Criscione	Vice President, Strategic Planning
and Synergy Development
Keith Cunningham	Vice President, Tax
Johan De Lille	Vice President, Controller
Xavier Diers	Vice President, European Buying
Guy Elewaut	Vice President, Investor Relations
and Corporate Communications
Arthur Goss	Vice President, Internal Audit
Richard James	Vice President, Finance
Luc Koenot	Vice President, Supply Chain and IT Europe
Baudouin van der Straten Waillet	Vice President, Assistant
General Counsel, Government Affairs
Baudouin Van Eeckhout	Vice President, Technical and
Indirect Procurement Europe
Kimberly Bridgham	Director of Strategy and Development
(from January 23, 2006)
Jan De Bruycker	Director, Corporate Human Resources Development
Marc Hubrecht	Director, Accounting Consolidation
Erikjan Lantink	Director, Learning
Muriel Narmon	Director, Tax
William Schoofs	Director, Corporate Finance
Allen Troutman	Director, Financial Standards & Controls
Peter Vinci	Director, Financial Standards & Controls
Willy Touquet	Supply Chain Advisor

United States

Pierre-Olivier Beckers	President and Chief Executive Officer
Carol M. Herndon	Executive Vice President, Accounting and
Analysis, Chief Accounting Officer
Michael Waller	Executive Vice President,
General Counsel and Secretary

Food Lion

Rick Anicetti	President and Chief Executive Officer
Cathy D. Green	Chief Operating Officer
R. Glenn Dixon, Jr.	Senior Vice President,
Corporate Development and Harveys
Michael J. Haaf	Senior Vice President, Sales,
Marketing and Business Strategy
Margaret M. Ham	Senior Vice President, Retail Operations
L. Darrell Johnson	Senior Vice President, Human Resources
Terry E. Morgan	Senior Vice President, Information Technology
and Chief Information Officer
Derrick A. Penick	Senior Vice President, Merchandising and Distribution
David G. Biery	Vice President, Marketing
Kenneth Ty Burns	Vice President, Retail Operations – Central Division
Lewis O. Campbell	Vice President, Dry Category Management
Robert J. Canipe	Vice President, Business Strategy
James Corby	Vice President, Produce Merchandising
Tamara L. DeBoer	Vice President, Deli, Bakery
and Home Meal Solutions Merchandising
Gaelo de la Fuente	Vice President, Retail Operations–
Atlantic Division
James E. Egan Jr.	Vice President, Bloom
G. Linn Evans	Vice President, Legal Affairs, General Counsel
Gene D. Faller	Vice President, Dry Category Management
Patricia G. Fulcher	Vice President, Associate Services
Scott A. Harrison	Vice President, Retail Operations – Southern Division
Paul R. LaCroix	Vice President, Dry Category Management
Richard L. LaCroix	Vice President, Retail Operations – Northern Division
Dennis L. McCoy	Vice President, Distribution
John Kyle Mercer	Vice President, Meat and Seafood Merchandising
Mark R. Messier	Vice President, Retail Services
R. Kyle Mitchell	Vice President, Construction and Indirect Procurement
Bonnie K. Moore	Vice President, Organizational Development
and Recruiting
Dennis C. Post	Vice President, Solutions Delivery
Dewey R. Preslar, Jr.	Vice President, Risk Management
and Loss Prevention
Bradley G. Smith	Vice President, Accounting
Robert J. Stapleton	Vice President, Retail Operations–
Western Division
W. Geoffrey Waldau	Vice President, Merchandising Systems
Eric N. Watson	Vice President, Diversity and Inclusion

Hannaford

Ron Hodge	President and Chief Executive Officer
Arthur A. Aleshire	Senior Vice President, Corporate Development
Garrett D. Bowne IV	Senior Vice President, Finance and Analysis
Emily D. Dickinson	Senior Vice President, Legal and
Government Affairs
Mark R. Doiron	Senior Vice President, Merchandising
and Distribution
William L. Homa	Senior Vice President
and Chief Information Officer
Beth M. Newlands-Campbell	Senior Vice President,
Business Strategy and Retail Operations
Bradford A. Wise	Senior Vice President, Human Resources
Steven H. Brinn	Vice President, Research
Andrew D. Couch	Vice President, Real Estate
Steve Culver	Vice President, Government Relations
Carol A. Eleazer	Vice President, Marketing
Karen M. Fernald	Vice President, Retail Operations - Eastern Division
Gerry G. Greenleaf	Vice President, Distribution
Michael A. Harris	Vice President, Retail Services
Michelle Thorpe Hayes	Vice President, Associate Relations
Barbara Irish	Vice President, Organizational Development
Denis Knoops	Vice President of Delhaize Group;
Vice President, Growth Strategy
Gregory Lucarelli	Vice President, Treasury and Finance
Karen L. Mank	Vice President, Compensation and Associate Wellness
Rick Meyerkopf	Vice President and General Manager – Victory
Tod Pepin	Vice President, Center Store Merchandising
Bob Schools	Vice President, Retail Operations – Western Division

DELHAIZE GROUP  /  ANNUAL REPORT 2005    91

Harveys

R. Glenn Dixon, Jr.	President
Thomas J. Robinson	Chief Operating Officer
Barry L. Robinson	Executive Vice President

Kash n’ Karry/Sweetbay Supermarket

Ron Hodge	Chief Executive Officer (until February 22, 2006)
Shelley G. Broader	President and Chief Executive Officer
(from February 23, 2006)
President and Chief Operating Officer
(until February 23, 2006)
Michael T. Vail	Senior Vice President, Retail Operations
Steve Campbell	Vice President, Human Resources
Craig Geer	Vice President, Merchandising
Stephen Smith	Vice President, Marketing

Western and Central Europe

Arthur Goethals*	Chief Executive Officer Western
and Central Europe

Delhaize Belgium (on March 1, 2006)

Claude Allard*	Executive Vice President
Catherine Alexandre*	Senior Vice President,
Marketing and Communication
Philippe Brunelli*	Senior Vice President, Business Development,
Design and Maintenance
Jean-Thomas Geelhand de Merxem*	Senior Vice President,
Quality and Merchandising
Guy Jourquin*	Senior Vice President, Human Resources
and Organizational Development
Christiane Steegmans*	Senior Vice President, Finance, Business
and Strategic Planning
David Vander Schueren*	Senior Vice President, Procurement,
Logistics and IT
Mark Verleye*	Senior Vice President, Retail Operations
Hilde Vanneste*	Secretary of the Management Board,
Director of Customer Care
Bauduin Auquier	Vice President, Human Resources
Thierry Gaye	Vice President, Merchandising
Jef Kempenaers	Vice President, Supermarkets
Peter Muylaert	Vice President, Business Development and Real Estate
Stephane Seghers	Vice President, Logistics
Xavier Ury	Vice President, IT and Supply Chain
Willy Van Daele	Vice President, Wholesale
Veronique Vogeleer	Vice President, Experts
Michel Zajusz	Senior Director, Tom&Co

*	Member Management Board Delhaize Belgium

Delvita (on March 1, 2006)

Claude Allard	Chief Operating Officer
Juan de Meeûs d’Argenteuil	Vice President, Operations and Sales
Stepanka Duffkova	Director, Human Resources
Miroslav Hanousek	Director, Finance
Marc Mathues	Director, Purchasing and Marketing
Miroslav Sejdl	Director, IT and Supply Chain Development
Kamil Spendla	Director, Development, Real Estates and
Technical Department

Southeastern Europe

Renaud Cogels	Chief Executive Officer Southeastern Europe

Alfa-Beta

Raphael Moissis	Chairman
George Anagnostopoulos	Deputy Chairman
Kostas Macheras*	Managing Director and member
of the Board of Directors
Nikos Iossipou*	Executive Director, Supply Chain
Maria Kuhkalani*	Executive Director, Finance
Dimitris Printzios*	Executive Director, Retail Operations
Vassilis Stavrou*	Executive Director, Human Resources
Petros Trahanas*	Executive Director, Business Development
Leonidas Vrettakos*	Executive Director, Commercial
Dimitris Koliolios	Director, Development and Technical Support
Spyros Kyrousis	Director, Internal Audit
Dimitris Maniadakis	Director, Information Technology

*	Member Executive Committee Alfa-Beta

Mega Image

John Kyritsis	General Manager
Anca Bica	Director, Human Resources
Wim Maris	Director, Buying
Mircea Moga	Director, IT and Logistics
Daniela Petra	Director, Finance
Xavier Piesvaux	Director, Operations (from January 1, 2005)
Lucian Savu	Director, Expansion and Technical

Asia

Victor Cheong	Manager, Global Sourcing – Asian Buying Office

Super Indo

Lany S. Budianto*	Executive Director
Melanie Dharmosetio*	Vice Executive Director
Elliot Dickson*	Director, Operations
Chuanny Kwandou	Senior Manager, Buying
Ferdinandus Wijaya	Senior Manager, Planning and Development

*	Member Executive Committee Super Indo

92    DELHAIZE GROUP  /  ANNUAL REPORT 2005

CORPORATE GOVERNANCE

Compliance with best practices and with the law wherever it operates, is a key principle in the way Delhaize Group conducts business. Upholding this commitment is important for our continued success.

Corporate governance requirements evolved significantly in the course of 2004 and 2005. Delhaize Group closely monitors developments in the corporate governance landscape and continues to strengthen its corporate governance structure where appropriate to ensure that the Company complies with applicable law and follows best practices.

Following the “European Union Action Plan” of the European Commission of 2003, which requires that each member state designate a set of corporate governance rules applicable to publicly-held companies listed in that member state, the Belgian Corporate Governance Committee issued the Belgian Code on Corporate Governance (the “Corporate Governance Code”) on December 9, 2004, effective on January 1, 2005. In line with the European Union Action Plan, the Belgian Corporate Governance Committee recommended that Belgian authorities consider designating the Corporate Governance Code as the Belgian code of reference applicable to publicly held companies listed in Belgium.

Corporate Governance Charter of Delhaize Group

In accordance with the recommendations set out in the Corporate Governance Code, the Board of Directors of Delhaize Group adopted the Corporate Governance Charter of Delhaize Group on November 9, 2005, effective as of December 31, 2005. The Board of Directors of Delhaize Group will review the Corporate Governance Charter from time to time and make such changes as it deems necessary and appropriate. The latest update of the Charter is available on the Company’s website (www.delhaizegroup.com).

The Corporate Governance Charter of Delhaize Group sets forth the rules and policies of the Company that together with applicable law, constitute the governance framework within which the Company operates. Delhaize Group is dedicated to a well-controlled, transparent business environment. It believes that such an environment enhances its competitiveness and fosters strong business performance.

While the Company refers to its Corporate Governance Charter for its corporate governance framework, the Corporate Governance chapter in the annual report focuses, as recommended by the Corporate Governance Code, on the developments in the field of corporate governance made by the Company in the course of 2005. Both documents together provide a full overview of the Company’s corporate governance.

The Board of Directors

Mission of the Board of Directors

The Board of Directors of Delhaize Group is responsible for the strategy and the management of the Company in its “best corporate interest”. This responsibility contemplates the maximization of shareholder value, including the optimization of long-term financial returns, while also taking into account the responsibilities it has to the Company’s customers, associates, suppliers, and the communities where it operates - all of whom are essential to a successful perpetuation of the business. To achieve this, the Board of Directors, as the Company’s ultimate decision-making body, is entrusted with all powers that are not reserved by law to the General Meeting of shareholders.

The Terms of Reference of the Board are attached as Exhibit A to the Company’s Corporate Governance Charter.

Composition of the Board of Directors

On December 31, 2005, the Board of Directors of Delhaize Group consisted of ten members, including nine non-executive directors and one executive director (see table on the next page).

As indicated in the Terms of Reference of the Board of Directors, the Board periodically reviews the Board membership criteria in the context of the current make-up of the Board and its committees against current and future conditions and circumstances. As part of this assessment, and taken into account the provisions of the Corporate Governance Code in this respect (see also “Compliance with the Corporate Governance Code” on p. 100), the Board of Directors considered the fact that Baron Vansteenkiste serves on the Board of more than five listed companies (Recticel as Managing Director, Spector Photo Group as Chairman and Telindus, Groep Sioen, Ter Beke Vleeswaren and Compagnie du Bois Sauvage) and determined, after due consideration of all relevant factors, that his Board membership continues to be appropriate and in the best interest of the Company. The Board made the same consideration regarding the Board membership of Count Goblet d’Alviella, who also serves on the Boards of more than five listed companies (Sofina as Managing Director, Glaces de Moustier sur Sambre, Henex, Suez, Groupe Danone and Eurazeo as Director) and decided that the continued Board membership of Count Goblet d’Alviella is appropriate and in the best interest of the Company.

The Board of Directors determined that all directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, are independent under the criteria of the Belgian Company Code, and that all directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers and Mr. Hugh Farrington, are independent under the Corporate Governance Code and the rules of the New York Stock Exchange (NYSE). The Board made its determination based on information furnished by all directors regarding their relationships with Delhaize Group. Due to a former executive position held in the Group, Mr. Hugh Farrington will only be eligible to qualify as an independent director under the Corporate Governance Code and the NYSE rules as from May 2006. In the absence of any intervening facts or circumstances, Mr. Hugh Farrington will be independent under the Corporate Governance Code and the NYSE rules as of that date.

All directors with the exception of Chief Executive Officer Pierre-Olivier Beckers have been determined by the shareholders to be independent under the criteria of the Belgian Company Code. Such determination was made, as applicable, either upon their election or re-election as director, or at the Ordinary General Meeting held in 2004 under applicable transition rules.

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Delhaize Group Board of Directors in 2005

Name (year of birth)	Position	Director Since	Term Expires	Status
Baron Jacobs (1940)	Chairman	May 2003	2006	2
Pierre-Olivier Beckers (1960)	President, Chief Executive Officer, and Director	May 1995	2006	1,4
Baron de Cooman d’Herlinckhove (1933)	Director	May 1973	Resigned in May 2005	2,4
Count de Pret Roose de Calesberg (1944)	Director	May 2002	2008	2
Jacques de Vaucleroy (1961)	Director	May 2005	2008	2,4
Hugh Farrington (1945)	Director	May 2005	2008	3
Count Goblet d’Alviella (1948)	Director	May 2001	2007	2
Robert J. Murray (1941)	Director	May 2001	2007	2
Dr. William Roper (1948)	Director	July 2003	2007	2
Didier Smits (1962)	Director	May 1996	2006	2,4
Philippe Stroobant (1953)	Director	May 1990	May 2005*	2,4
Baron Vansteenkiste (1947)	Director	May 2005	2008	2
Frans Vreys (1929)	Director	May 1982	Resigned in May 2005	2

*	Mr Stroobant did not request renewal of his mandate.

(1)	Executive director.

(2)	Independent director under the Belgian Company Code, the Corporate Governance Code and the NYSE rules.

(3)	Independent director under the Belgian Company Code.

(4)	Members of the families descending from the founders of the Company.

Activity Report of the Board in 2005

In 2005, the Board of Directors met seven times. All directors were present at all meetings of the Board with the following exceptions: Mr. Philippe Stroobant (whose mandate expired on May 26, 2005) was excused and represented by another director at three meetings of the Board while Dr. William Roper was excused and represented by another director at one meeting of the Board.

In 2005, the Board’s activities included, among others:

•	Two-day annual strategic session on key strategic issues and related follow-up discussions

•	Approval of the annual budget and the three-year financial plan

•	Regular business reviews

•	Review of forecasts

•	Review and approval of quarterly and annual financial statements

•	Adoption of the annual accounts including proposed allocation of profits and dividend proposal, the consolidated financial statements, the Management’s Report on the annual accounts and the consolidated financial statements and the annual report

•	Approval of sales and earnings press releases

•	Review and approval of possible acquisitions and divestitures

•	Review and update on treasury matters

•	Reports of Committee chairmen and decisions on Committee recommendations

•	Call and adoption of the agendas of the Extraordinary and Ordinary General Meetings

•	Assessment and determination of the independence of directors under Belgian and U.S. rules and decision on directors to be proposed as independent at the Ordinary General Meeting

•	Indemnification of directors

•	Adoption of the Company’s Corporate Governance Charter

•	Review of the Chief Executive Officer report on Executive Succession Planning

•	Review and approval of the Chief Executive Officer and other senior executive compensation in accordance with the Remuneration Policy

•	The granting of stock options issued under the form of warrants

•	Self-assessment

Nomination and Tenure of Directors

Pursuant to the Company’s Articles of Association, directors may be appointed for a maximum term of six years. In practice, the members of the Board are appointed for a maximum term of three years. The Board of Directors decided in 2005 that the age limit would be set at 70 for all members of the Board and thus terminated the transition rule setting the age limit for certain directors at 75 and for others at 70.

94    DELHAIZE GROUP  /  ANNUAL REPORT 2005

Proposed Renewal of Director Mandates

Upon recommendation of the Remuneration and Nomination Committee, the Board will propose the renewal of the mandate of the following incumbent directors for a term of three years to the shareholders for approval at the Ordinary General Meeting to be held on May 24, 2006:

•	Baron Jacobs (1940). Georges Jacobs has been a member of the Board of Directors since May 2003 and Chairman of the Board of Directors of Delhaize Group since January 1, 2005. Baron Jacobs is also the Chairman of Delhaize Group’s Remuneration and Nomination Committee. Until the end of 2004, he was Chairman of the Executive Committee of biopharmaceutical company UCB Group. Mr. Jacobs is Chairman of the Board of Directors of UCB Group and also serves on the Board of Directors of Belgacom, Bekaert and SN Brussels Airlines. He was President of UNICE (Union of Industrial and Employers’ Confederations of Europe). He is a member of the Management Committee and Honorary Chairman of the Federation of Enterprises in Belgium. Mr. Jacobs is a Doctor at Laws (Université Catholique de Louvain, Belgium), holds a Master’s degree in Economic Sciences (Université Catholique de Louvain, Belgium) and a Master’s degree in Economics (University of California, Berkeley, U.S.).

The Board of Directors considered all criteria applicable to the assessment of independence of directors under the Belgian Company Code, the Corporate Governance Code and NYSE rules and determined that, based on the information provided by Baron Jacobs, he qualifies as independent under all these criteria. The Board will propose at the Ordinary General Meeting of May 24, 2006 that the shareholders acknowledge that Baron Jacobs is independent within the meaning of the Belgian Company Code.

•	Pierre-Olivier Beckers (1960). Pierre-Olivier Beckers has been President and Chief Executive Officer of Delhaize Group since January 1, 1999. Mr. Beckers holds a Master’s degree in Applied Economics at I.A.G., Louvain-La-Neuve, Belgium and a Master in Business Administration from Harvard Business School. Mr. Beckers joined Delhaize Group in 1983 and broadened his retail experience as a store manager, buyer, director of purchasing, member of the Executive Committee, Vice President of the Executive Committee in charge of international activities. Mr. Beckers has been a member of the Board of Directors since May 1995. In 2000, Mr. Beckers was named Manager of the Year by the Belgian business magazine Trends/Tendances. He is Vice-Chairman of the Food Marketing Institute and a Director on the Board of CIES - The Food Business Forum of which he served as Chairman between 2002 and 2004. In December 2004, he was elected to a four-year term as President of the Belgian Olympic and Interfederal Committee. Mr. Beckers is not to be considered as independent and is the sole executive director currently serving on the Board.

Mr. Beckers is not to be considered as independent and is the sole executive director currently serving on the Board.

•	Didier Smits (1962). Didier Smits holds a Master’s degree in Economic and Financial Sciences at ICHEC in Brussels, Belgium. Since 1996, he has been a Director of Delhaize Group. Mr. Smits is also a member of its Audit Committee. From 1986 to 1991, Mr. Smits was a manager at Advanced Technics Company. In 1991, Mr. Smits became Managing Director of Papeteries Aubry.

Based on the information provided by Mr. Smits and considering the fact that the Board does not feel a service of more than three terms affects the independence of Mr. Smits (see “Compliance with the Corporate Governance Code” on p. 100), the Board determined that Mr. Smits is independent under the Belgian Company Code, the Corporate Governance Code and NYSE rules. The Board will propose at the Ordinary General Meeting of May 24, 2006 that the shareholders acknowledge that Mr. Smits is independent within the meaning of the Belgian Company Code.

Proposed Appointment of New Director

Upon recommendation of the Remuneration and Nomination Committee, the Board will propose the appointment of Ms. Claire Babrowski for a term of three years to the shareholders for approval at the Ordinary General Meeting to be held on May 24, 2006.

•	Claire H. Babrowski (1957). Ms. Babrowski has been President, Chief Operating Officer and acting Chief Executive Officer of RadioShack since February 2006. She served as Executive Vice President and Chief Operating Officer of RadioShack from June 2005 to February 2006. Prior to joining RadioShack, she worked 30 years at McDonald’s Corporation, where her last position was Senior Executive Vice President and Chief Restaurant Operations Officer. Ms. Babrowski holds a Master in Business Administration from the University of North Carolina. In 1998, she received the Emerging Leader Award from the U.S. Women’s Service Forum. She is a member of the “Committee of 200”, a professional U.S. organization of preeminent women entrepreneurs and corporate leaders.

The Board of Directors considered all criteria applicable to the assessment of independence of directors under the Belgian Company Code, the Corporate Governance Code and NYSE rules and determined that, based on the information provided by Ms. Babrowski, she qualifies under all these criteria as independent. The Board will propose at the Ordinary General Meeting of May 24, 2006 that the shareholders acknowledge that Ms. Babrowski is independent within the meaning of the Belgian Company Code.

Remuneration of the Board

The Company’s directors are remunerated for their services with a fixed compensation, decided by the Board of Directors and not to exceed the maximum amounts set by the Company’s shareholders. The maximum amount approved by the shareholders is EUR 70,000 per year per director, increased with an amount of up to EUR 10,000 per year for the Chairman of any standing committee of the Board. For the Chairman of the Board, the maximum amount is EUR 140,000 per year (including any amount due as Chairman of any standing committee).

The Board will propose at the Ordinary General Meeting of May 24, 2006 to provide, as from the year 2006, to the directors in compensation for their positions as directors, an amount of up to EUR 80,000 per year per director, increased with an amount of up to EUR 10,000 per year for the Chairman of any standing committee of the Board and increased with an amount of up to EUR 5,000 per year for services as a member of any standing committee of the Board. The Board will also propose to provide to the Chairman of the Board, an amount up to EUR 160,000 per year inclusive of any amount due as Chairman or member of any standing committee.

Non-executive directors of the Company do not receive any remuneration, benefits, equity-linked consideration or other incentives from the Company other than their remuneration for their service as director of the Company. The amount of the remuneration granted for fiscal year 2005 individually to directors of the Company is set out in Note 32 to the Financial Statements, “Key Management and Board of Directors Compensation”, p. 73. No loans or guarantees have been extended by Delhaize Group to members of the Board.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    95

Committees of the Board of Directors

Director	Audit Committee	Remuneration and Nomination Committee[1]	Compensation Committee[2]	Governance Committee[2]
Baron Jacobs		Chair	Chair	Chair
Pierre-Olivier Beckers				X
Baron de Cooman d’Herlinckhove[3]	X
Count de Pret Roose de Calesberg	X
Jacques de Vaucleroy[4]	X
Hugh G. Farrington[4]		X
Count Goblet d’Alviella	X2	X	X
Robert J. Murray	Chair	X	X
Dr. William Roper
Didier Smits	X
Philippe Stroobant[5]	X			X
Baron Vansteenkiste[4]
Frans Vreys[3]	X

(1)	Effective immediately after the Ordinary General Meeting of May 26, 2005.

(2)	Effective until the Ordinary General Meeting of May 26, 2005.

(3)	Baron de Cooman d’Herlinckhove and Mr. Frans Vreys resigned from the Board of Directors on May 26, 2005.

(4)	Elected to the Board of Directors on May 26, 2005.

(5)	Mr. Stroobant’s mandate as director expired on May 26, 2005.

Indemnification of Directors – Article 523 of the Belgian Company Code – Interest of Directors

In accordance with market practice, the Company subscribes annually to a liability insurance policy for acts or omissions committed by its directors and officers in the performance of their duties on behalf of the Company. However, the insurance market does not allow adequate coverage by companies of the risk of directors’ liability in a satisfactory way at justifiable conditions. In order to provide enhanced liability protection for its directors and to attract and retain highly qualified individuals to act as directors, the Board of Directors approved on May 3, 2005 the undertaking of the Company to indemnify Mr. Pierre-Olivier Beckers, Baron Georges Jacobs, Count Arnoud de Pret Roose de Calesberg, Count Richard Goblet d’Alviella, Mr. Robert J. Murray, Dr. William L. Roper and Mr. Didier Smits and all future directors to the maximum extent permitted by law, except if the liability or expense is covered by insurance taken by the Company or if the liability of a director would arise out of such director’s fraud or willful misconduct.

In compliance with the Belgian Company Code, all directors who are covered by the indemnification mechanism, as listed above, so informed the other directors and the Statutory Auditor prior to the deliberation on the indemnification proposal and refrained from participating in the discussion and vote on the proposal. The remaining independent directors, Mr. Philippe Stroobant, Baron de Cooman d’Herlinckhove and Mr. Frans Vreys, who will not be covered by the indemnification mechanism, unanimously approved this indemnification resolution.

Committees of the Board of Directors

Until May 2005, the Board of Directors had three standing committees: the Audit Committee, the Governance Committee and the Compensation Committee. For efficiency reasons, the Board of Directors decided to restructure as of May 26, 2005 the committees of the Board into two committees, namely an Audit Committee and a Remuneration and Nomination Committee. Under the new structure, governance matters are largely retained within the jurisdiction of the Board as a whole. The table above provides the membership of the standing committees of the Board of Directors.

Audit Committee

The Audit Committee was appointed by the Board to assist the Board in monitoring the integrity of the financial statements of the Company, the Company’s compliance with legal and regulatory requirements, the Statutory Auditor’s qualification and independence, the performance of the Company’s internal audit function and Statutory Auditor, and the Company’s internal controls and risk management. The Audit Committee’s specific responsibilities are set forth in the Terms of Reference of the Audit Committee, which are attached as Exhibit B to the Company’s Corporate Governance Charter.

The Audit Committee is composed solely of independent directors. The Board of Directors also determined that Mr. Robert J. Murray, Count de Pret Roose de Calesberg and Count Goblet d’Alviella are “audit committee financial experts” as defined under applicable U.S. law. In 2005, the Audit Committee met five times. All members of the Audit Committee attended all meetings with the exception of Mr. Philippe Stroobant (whose mandate expired on May 26, 2005) who was excused and represented by another Audit Committee member at two meetings.

The activities of the Audit Committee in 2005 included, among others:

•	Review of sales and earnings press releases

•	Review the effect of regulatory and accounting initiatives and off-balance sheet structures on the financial statements

•	Review changes, if any, in accounting principles and valuation rules

•	Review final IFRS conversion issues and the presentation of the draft 2003/2004 IFRS financial statements

•	Review the annual report on Form 20F

•	Review of the Internal Audit Plan

•	Review the management’s representation letter, significant management letter observations and management’s responses

•	Review the Audit Committee Charter Required Actions Checklist

•	Review and approve the policy on complaints (SOX 301 Reports Policy/Sentinel Hotline)

96    DELHAIZE GROUP  /  ANNUAL REPORT 2005

•	Review the tax update, the risk management report, the General Counsel reports, the business continuity and disaster recovery plan and organize a fraud awareness training session

•	Review and evaluate the lead partner of the independent auditor

•	Hold separate closed sessions with the independent auditor and with the Vice President of Internal Audit

•	Review and approve the Policy for Audit Committee Approval of Independent Auditor Services

•	Review required communications from the independent auditor

•	Review and approve the Statutory Auditor’s proposal for 2005-2007

•	Self-Assessment

Remuneration and Nomination Committee

The principal responsibilities of the Remuneration and Nominating Committee are to: (i) identify individuals qualified to become Board members, consistent with criteria approved by the Board; (ii) recommend to the Board the director nominees for each Ordinary General Meeting; (iii) recommend to the Board director nominees to fill vacancies, (iv) recommend to the Board qualified and experienced directors for service on the committees of the Board; (v) recommend to the Board the compensation of the members of executive management, (vi) recommend to the Board any incentive compensation plans and equity-based plans, and awards thereunder, and profit-sharing plans for the Company’s associates; (vii) evaluate the performance of the Chief Executive Officer; and (viii) advise the Board on other compensation issues. The Remuneration and Nomination Committee’s specific responsibilities are set forth in the Terms of Reference of the Remuneration and Nomination Committee, which are attached as Exhibit C to the Company’s Corporate Governance Charter.

The Remuneration and Nomination Committee is composed solely of non-executive directors and three out of the four members are independent directors under the Belgian Company Code, the Corporate Governance Code and the rules of the NYSE.

From May 23, 2001 until May 26, 2005, the functions of the Remuneration and Nomination Committee were performed by a Governance Committee, which met two times in 2005, and a Compensation Committee, which met three times in 2005. Following its formation on May 26, 2005, the Remuneration and Nomination Committee met once in 2005. All members of each committee mentioned above attended all meetings of such committee.

The activities of the Remuneration and Nomination Committee and its predecessor committees in 2005 included, among others:

•	Search and select candidates to serve on the Board

•	Determine the composition of Senior Management (as defined in the Company’s Remuneration Policy) whose compensation is individually reviewed by the Board

•	Review and recommend the approval of the Chief Executive Officer’s employment contract

•	Review the compensation consultant report and the benchmarking data for compensation of Senior Management

•	Review Senior Management compensation individually and variable remuneration for other levels of management in the aggregate

•	Review and recommend the approval of the Special Report of the Board with respect to warrants issued in the context of the Delhaize Group 2002 Stock Incentive Plan and the prospectus with respect to the 2005 Stock Option Plan for Non-U.S. Optionees

•	Recommendations on Committee structure and composition of the Board Committees

•	Recommendation of new Board members

•	Review of director search

•	Schedule annual meetings of non-executive directors without management

•	Review of the Corporate Governance section of the 2004 financial report

Executive Management

Chief Executive Officer and Executive Committee

Delhaize Group’s Chief Executive Officer, Pierre-Olivier Beckers, is in charge of the day-to-day management of the Company with the assistance of the Executive Committee (together referred to as the “Executive Management”). The Executive Committee, chaired by the Chief Executive Officer, prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of the Company. The Terms of Reference of the Executive Management can be found as Exhibit D to the Company’s Corporate Governance Charter. The composition of the Executive Committee and the changes thereof in the course of 2005 can be found in the Management Structure section on p. 90.

The members of the Executive Committee are appointed by the Board of Directors. The Chief Executive Officer is the sole member of the Executive Committee who is also a member of the Board of Directors.

Remuneration Policy

The individual remuneration of the Delhaize Group Executive Management is determined by the Board of Directors upon the recommendation of the Remuneration and Nomination Committee. The Remuneration Policy of the Company can be found in Exhibit E to the Company’s Corporate Governance Charter.

Executive Management Compensation for 2005

For the year 2005, the aggregate amount of compensation, including contributions to the pension plans, but excluding employer social security contributions and expense for share-based compensation, expensed by Delhaize Group and its subsidiaries for the Executive Management as a group for services was EUR 8.8 million compared to EUR 10.0 million in 2004. Employer social security contributions and share-based compensation expense for the Executive Management in the aggregate are disclosed in Note 32 to the Financial Statements (p. 73). An aggregate number of 112,749 Delhaize Group stock options/warrants and 39,548 restricted stock unit awards were granted to the Executive Management in 2005. No loans or guarantees have been extended by Delhaize Group to Executive Managers.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    97

In line with the recommendation of the Corporate Governance Code, the compensation and benefits granted by Delhaize Group and its subsidiaries individually to Mr. Pierre-Olivier Beckers, President and Chief Executive Officer, and in the aggregate to the nine other Executive Managers is set out in Note 32 to the Financial Statements, “Key Management and Board of Directors Compensation”, p. 73.

The Executive Managers also participate in the equity-linked component of the Company’s long-term incentive program. The aggregate number of Delhaize Group shares, stock options or other rights to acquire Delhaize Group shares, granted by the Company and its subsidiaries during 2005 to the CEO and other Executive Managers is set out individually in Note 32 to the Financial Statements, “Key Management and Board of Directors Compensation”, p. 73.

Main Contractual Terms of Hiring and Termination Arrangements with Executive Managers

The Company’s Executive Managers, in accordance with employment-related agreements and applicable law, are (i) compensated in line with the Company’s Remuneration Policy, (ii) assigned duties and responsibilities in line with current market practice for their position and with the Company’s Terms of Reference of the Executive Management, (iii) required to abide by the Company’s policies and procedures, including the Company’s Code of Business Conduct and Ethics, (iv) subject to confidentiality and non-compete obligations to the extent authorized by law and (v) subject to other clauses typically included in employment agreements for executives. In addition, for the Executive Managers, the combination of employment-related agreements and applicable law provide for, or would likely result in: (i) payment of approximately 2-3 times base salary and annual incentive bonus, accelerated vesting of all or substantially all of the long-term incentive awards, and the continuation of Company health and welfare benefits for a comparable period, in the case of termination without cause by the Company or for good reason by the Executive Manager, and (ii) accelerated vesting of all or substantially all of the long-term incentive awards, in the event of a change of control of the Company.

Shareholders

Ordinary General Meeting

The Ordinary General Meeting is held annually at the call of the Board of Directors. The Ordinary General Meeting of 2005 was held on May 26, 2005. The Company’s management presented the Management Report, the consolidated annual accounts and the corporate governance measures of the Company. The General Meeting then approved the annual accounts of fiscal year 2004 and discharged the Company’s directors and the Statutory Auditor of liability for their mandate during 2004. The Ordinary General Meeting decided to renew the director’s mandate of Count Arnoud de Pret Roose de Calesberg and elected Baron Vansteenkiste, Mr. Jacques de Vaucleroy and Mr. Hugh Farrington as director and appointed all of them as independent director under the Belgian Company Code. The Ordinary General Meeting renewed the mandate of the Statutory Auditor for a period of three years and approved a stock option plan to be launched in 2005 with respect to equity awards that could be granted to Executive Management. The minutes of the Ordinary General Meeting, including the voting results, were made available on the Company’s website together with all other relevant documents.

Extraordinary General Meetings of April 29, 2005 and May 26, 2005

The Board called an Extraordinary General Meeting on April 29, 2005. However, since the required quorum was not achieved, no decisions were taken during that meeting and a second Extraordinary General Meeting was called with the same agenda on May 26, 2005. The Extraordinary General Meeting of May 26, 2005 renewed the powers of the Board with respect to the authorized capital in case of a public take-over bid, and with respect to the purchase and transfer of own shares. The minutes of the Extraordinary General Meeting of May 26, 2005, including the voting results, were made available on the Company’s website together with all other relevant documents.

Shareholder Structure and Ownership Reporting

Pursuant to Belgian law and the Company’s Articles of Association, any beneficial owner or any two or more persons acting as a partnership, limited partnership, syndicate or group (each of which shall be deemed a “person” for such purposes) who, after acquiring directly or indirectly the beneficial ownership of any shares, American Depositary Receipts (“ADRs”) or other securities giving the right to acquire additional shares or ADRs of the Company, is directly or indirectly the beneficial owner of 3%, 5% or any other multiple of 5% of the total outstanding and potential voting rights of the Company which causes such beneficial owner’s total voting rights to increase or decrease past any such threshold percentage, shall, within two Belgian business days after becoming so beneficially interested, report its ownership to the Company and to the Belgian Banking, Finance and Insurance Commission, as set forth in the March 2, 1989 Law on the disclosure of important participations in listed companies and the regulation of public take-overs or in the Royal Decree implementing this Law.

Any person failing to comply with the reporting requirements mentioned above may forfeit all or part of the rights attributable to such Delhaize Group securities, including, but not limited to, voting rights or rights to distributions of cash or share dividends or may even be ordered by the President of the Belgian Commercial Court to sell the securities concerned to a non-related party.

Delhaize Group is not aware of the existence of any shareholders’ agreement with respect to the voting rights pertaining to the securities of the Company.

With the exception of the shareholders identified in the table on the next page, no shareholder or group of shareholders had declared as of December 31, 2005 to hold at least 3% of the outstanding shares, warrants and convertible bonds of Delhaize Group.

On December 31, 2005, the directors and the Company’s Executive Management owned as a group 298,201 ordinary shares or ADRs of Delhaize Group SA, which represented approximately 0.31% of the total number of outstanding shares of the Company as of that date. On December 31, 2005, the Company’s Executive Management owned as a group 897,216 stock options, warrants and restricted stock over an equal number of existing or new ordinary shares or ADRs of the Company.

98    DELHAIZE GROUP  /  ANNUAL REPORT 2005

Date of Notification	Name of Shareholder	Number of Shares Held	Shareholding in Percentage of the Number of Outstanding Shares, Warrants and Convertible Bonds According to the Notification	Shareholding in Percentage of the Number of Outstanding Shares, Warrants and Convertible Bonds (December 31, 2005)
September 16,	Axa (consolidated)	13,209,804	12.55%	12.55%
2005	Avenue Matignon 25
	75008 Paris
	France
	Including
	Alliance Capital Management L.P.
	(U.S.)(1)	11,718,406	11.13%	11.13%
	Axa Rosenberg (United Kingdom)(1)	1,206,132	1.15%	1.15%
	Axa IM (France)(1)	266,966	0.25%	0.25%
	Ardenne Prevoyante -	18,300	0.02%	0.02%
	Axa (Belgium)(2)
June 11,	Sofina SA	3,168,444	3.22%	3.00%
2003	Rue des Colonies 11
	1000 Brussels
	Belgium

(1)	Shares are beneficially owned by third parties.

(2)	Shares are beneficially owned by shareholder providing notice.

External Audit

Renewal of the Statutory Auditor’s Mandate

At the Ordinary General Meeting of May 26, 2005, the mandate of Deloitte (formerly known as “Deloitte & Touche”), as Statutory Auditor was renewed for a term of three years, until the Ordinary General Meeting that will be requested to approve the annual accounts relating to the fiscal year 2007. In order to comply with applicable rules on the rotation of the lead partners, the Ordinary General Meeting of May 26, 2005 replaced the lead partner representing the Statutory Auditor, Mr. James Fulton, with Mr. Philip Maeyaert.

Certification of Accounts 2004

In 2005, the Statutory Auditor certified that the statutory annual accounts and the consolidated annual accounts of the Company prepared in accordance with legal and regulatory requirements applicable in Belgium, for the year ended December 31, 2004 give a true and fair view of its assets, financial situation and results of operations. The Audit Committee examined and discussed the Statutory Auditor’s findings on these accounts with the Statutory Auditor.

Statutory Auditor’s Fees for Services related to 2005

The following table sets forth the fees of the Statutory Auditor and its associated companies relating to the services with respect to fiscal year 2005 to Delhaize Group SA and its subsidiaries.

In 2005, the fees of the Statutory Auditor have been influenced significantly by two legally required projects. First, in compliance with European Union legislation, Delhaize Group is required to report its financial results under International Financial Reporting Standards (IFRS) beginning in 2005. Secondly, as a foreign company filing in the U.S., Delhaize Group will be required to meet the certification requirements on the quality and effectiveness of its internal controls for its 2006 year-end report, as set out in Section 404 of the U.S. Sarbanes-Oxley Act. Both projects count for a large part of the Statutory Auditor’s fees for the

(in EUR)	2005
a. Statutory audit Delhaize Group SA1	426,650
b. Legal audit of the consolidated financial statements[1]	207,800
Subtotal a,b: Fees as approved by the shareholders at the Ordinary General Meeting of May 26, 2005	634,450

c. Statutory audit subsidiaries of Delhaize Group	1,383,947
Subtotal a,b,c:
Statutory audit of the Group and subsidiaries	2,018,397

d. Reconciliation to US GAAP	80,000
e. Other legally required services	19,085
Subtotal d, e	99,085

f. Consultation and other non-routine audit services	1,176,934
g. Tax services	67,521
Subtotal f, g	1,244,455

TOTAL	3,361,937

(1)	Includes fees for limited audit reviews of quarterly and half-yearly financial information.

“Statutory audit of Delhaize Group SA”, the “Statutory audit subsidiaries of Delhaize Group”, the “Legal audit of the consolidated financial statements” and “Consultation and other non-routine audit services” in 2005.

The Audit Committee has monitored the independence of the Statutory Auditor under the Company’s pre-approval policy, setting forth strict procedures for the approval of non-audit services performed by the Statutory Auditor.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    99

Additional Governance Matters

Related Party Transactions Policy

In line with the recommendations of the Corporate Governance Code, the Company adopted in 2005 a Related Party Transactions Policy containing requirements applicable to the members of the Board and the Executive Management in addition to the requirements of the conflicts of interest policy in the Company’s Code of Business Conduct and Ethics. The Company’s Related Party Transactions Policy, which is summarized in the Company’s Corporate Governance Charter, can be found as Exhibit G to the Company’s Corporate Governance Charter. The Company’s Code of Business Conduct and Ethics is attached as Exhibit F to the Company’s Corporate Governance Charter.

Further Information on Related Party Transactions, as defined under International Financial Reporting Standards, can be found under Note 40 to the Financial Statements (p. 75).

Insider Trading and Market Manipulation Policy

In 2005, the Company revised its policies with respect to insider trading and adopted a Policy Governing Securities Trading and Prohibiting Market Manipulation and Unauthorized Disclosure of Information. This policy complies with the rules of market abuse (consisting of insider trading and market manipulation) applicable in Belgium and the U.S., and contains strict trading restrictions that apply to persons having access to material non-public information. More details concerning the Company’s Trading Policy can be found in the Company’s Corporate Governance Charter. The Company regularly informs persons having access to material non-public information about this Policy and in particular about upcoming restriction periods for trading in Company securities.

In anticipation of implementing legislation, the Company started in 2005 to establish a list of persons having access to material non-public information and organized information sessions on insider trading.

Compliance with the Corporate Governance Code

Delhaize Group follows the corporate governance principles set out in the Corporate Governance Code. In line with the “comply-or-explain” principle of the Corporate Governance Code, the Company concluded that the best interests of the Company and its shareholders are served by variance from the Code in a limited number of specific cases. These variances are explained below:

•	Provision 2.3 of the Corporate Governance Code states that, in assessing the independence of directors, all criteria set out in Appendix A to the Corporate Governance Code should be applied. Delhaize Group applies all such criteria, except for the requirement that an independent director should not have served on the Board as a non-executive director for more than three terms. The Board believes that a long tenure does not, as such, impair the independence of a director and therefore does not believe it should establish a limit on the number of terms a director may serve. Establishing such limit holds the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the Board as a whole.

Consequently, the Board will review the continued appropriateness of Board membership each time a director qualifies for re-election.

•	Provision 4.5 of the Corporate Governance Code states, among other things, that directors should not consider taking more than five directorships in listed companies. The Board of Delhaize Group reserves the right to grant a waiver to this rule upon request of a non-executive director. When making its decision, the Board will consider, among other factors, the amount of time the non-executive director will likely have to devote to the Company.

•	Provision 8.9 of the Corporate Governance Code prescribes that the level of shareholding for the submission of proposals by a shareholder to the General Meeting should not exceed 5% of the share capital. Even though the Company’s management or the Board will always consider any proposal submitted by shareholders in the best interest of the Company, the Board is of the opinion that the threshold of 5% of the share capital is too low to oblige the Company to put any proposal of whatever nature on the agenda of the General Meeting. The Board therefore retains the principles in this context as prescribed by Article 30 of the Company’s Articles of Association and by Article 532 of the Belgian Company Code which foresee the right of shareholders holding more than 20% of the share capital to ask the Board to convene a General Meeting.

Comparison of NYSE Corporate Governance Rules Required to be Followed by U.S. Domestic Issuers and the Corporate Governance Practices of Delhaize Group

Delhaize Group, as a non-U.S. company listed on the New York Stock Exchange (“NYSE”), is permitted to follow home country practice in lieu of certain corporate governance provisions of the NYSE. In accordance with NYSE requirements, Delhaize Group must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Delhaize Group believes that its corporate governance practices are consistent with those followed by U.S. domestic companies under NYSE listing standards, except that its Remuneration and Nomination Committee has one member, Mr. Hugh Farrington, who does not meet the independence requirements of the NYSE. Governance and compensation committees of a U.S. domestic company listed on the NYSE are required to consist solely of directors who meet the independence requirements of the NYSE. Mr. Farrington will be eligible to qualify as an independent director under the NYSE rules as from June 2006 and, in the absence of any intervening facts or circumstances, he will be independent under such rules as of that date.

100    DELHAIZE GROUP  /  ANNUAL REPORT 2005

SHAREHOLDER INFORMATION

Delhaize Group shares trade on Euronext Brussels under the symbol DELB. American Depositary Shares (ADS), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs).

Information on Delhaize Group’s share price can be found on the web-sites of Delhaize Group (www.delhaizegroup.com), Euronext Brussels (www.euronext.com) and the New York Stock Exchange (www.nyse.com). Detailed information on trading activity and share prices can also be found in the financial section of many newspapers.

One operating company of Delhaize Group is also listed: Alfa-Beta is listed on the Athens Stock Exchange (www.ase.gr) under the symbol BASIK.

Share Performance in 2005

On December 31, 2005, the closing price of Delhaize Group’s ordinary share on Euronext Brussels was EUR 55.20, a 1.3% decrease compared to EUR 55.95 one year earlier. In the same period, the BEL20 index increased by 21.0% and the Euro Stoxx 50 index by 21.3%. The FTSE Eurofirst 300 Food and Drug Retailers Index increased by 6.9% in 2005. In 2005, Delhaize Group shares traded on Euronext Brussels at an average closing price of EUR 51.68 and an average daily trading volume of 279,830 shares.

On December 31, 2005, the closing price of Delhaize Group’s ADRs on the New York Stock Exchange was USD 65.47, 13.7% lower than the closing price on December 31, 2004 (USD 75.85), mainly because of the strengthening of the U.S. dollar compared to the euro. In the same period, the S&P 500 index increased by 3.0%, while the S&P 500 Food and Staple Retailing Index decreased by 5.2%. In 2005, the average daily trading volume of Delhaize Group ADRs was 18,455 shares.

Type of Delhaize Group Shares

Delhaize shares are either bearer shares, in denominations of 1, 10, 25, 100 and 1,000 shares, or registered shares. On request, a shareholder may convert bearer shares into registered shares and vice versa. The ownership of registered shares can be transferred by informing the Company and returning the certificate of record in the shareholder register to the Company (to the attention of Ms. Jacqueline Heggermont, Delhaize Group, rue Osseghemstraat 53, 1080 Brussels).

Equity Indices

On December 31, 2005, Delhaize Group’s shares were included in the following major stock indices: BEL20, Euronext 100, Dow Jones Stoxx 600 and the MSCI Europe index.

On December 31, 2005, the weight of Delhaize Group shares in the BEL20 index was 664 shares. With a weight of 4.91%, Delhaize Group shares represented the eighth largest constituent in the index. Following a revision of the weights in the index, the BEL20 index includes 666 Delhaize Group shares from March 1, 2006.

On December 31, 2005, the weight of Delhaize Group in the Euronext 100 index was 0.30%. Delhaize Group represented the 77th largest constituent in the index.

Dividend

At the Ordinary General Meeting to be held on May 24, 2006, the Board of Directors will propose the payment of a gross dividend of EUR 1.20 per share, compared to EUR 1.12 the previous year. After deduction of 25% Belgian withholding tax, this will result in a net dividend of EUR 0.90 per share (EUR 0.84 the prior year).

The net dividend of EUR 0.90 per share will be payable to owners of ordinary shares against coupon no. 44. The shares will start trading ex-coupon on May 30, 2006. The payment will be made at the registered office of the Company (rue Osseghemstraat 53, 1080 Brussels, Belgium) as well as at the counters of the following financial institutions:

•	Bank Degroof, rue de l’Industrie 44, 1040 Brussels

•	Dexia Bank, boulevard du Roi Albert II 30-B2, 1000 Brussels

•	Fortis Bank, rue Montagne du Parc 3, 1000 Brussels

•	ING Belgium, avenue Marnix 24, 1050 Brussels

•	KBC, avenue du Port 2, 1080 Brussels

For shares held through a share account, the bank or broker will automatically handle the dividend payment. The payment of the dividend to the ADR holders will be made through The Bank of New York.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    101

Financial Calendar

Press release - 2006 first quarter results	May 12, 2006*
Final date for depositing shares for the Ordinary General Meeting	May 18, 2006
Ordinary General Meeting	May 24, 2006
ADR dividend record date	May 25, 2006
Dividend for the financial year 2005 becomes payable to owners of ordinary shares	May 30, 2006
Dividend for the financial year 2005 becomes payable to ADR holders	June 9, 2006
Press release - 2006 second quarter results	August 10, 2006*
Press release - 2006 third quarter results	November 9, 2006*

*	You are kindly invited to listen to the related conference call. See www.delhaizegroup.com for further details on and the webcast.

Information for ADR Holders

ADSs (American Depositary Shares), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs). The Delhaize Group ADR program is administrated by:

The Bank of New York

Shareholder Relations

P.O. Box 11258

Church Street Station

New York, N.Y. 10286-1258

U.S.A.

Toll free telephone number for U.S. callers: 1-877-853-2191

Non-U.S. callers can call: 1- 212 815 3700

e-mail: shareowners@bankofny.com

website: www.stockbny.com

The Bank of New York has put in place a Global BuyDIRECT Plan for Delhaize Group, which is a direct purchase and sale plan for depositary receipts, including a dividend reinvestment plan (DRIP). For further information on ADRs or Global BuyDIRECT, please see the ADR section on Delhaize Group’s website www.delhaizegroup.com or call The Bank of New York.

Taxation of Dividends of Delhaize Group Shares

It is assumed that, for the application of domestic Belgian tax legislation and the U.S.-Belgian tax treaty, owners of Delhaize Group ADRs are treated the same as owners of Delhaize Group shares and that the ADRs are treated as Delhaize Group shares. However, it must be noted that this assumption has not been confirmed or verified with the Belgian Tax Authorities.

For Belgian income tax purposes, the gross amount of all distributions made by Delhaize Group to its shareholders (other than repayment of paid-up capital in accordance with the Belgian Company Code) is generally taxed as dividends. Dividends that are attributed or paid on the shares are in principle subject to a 25% Belgian withholding tax.

For non-Belgian residents - individuals and corporations - Belgian withholding tax is retained also at the rate of 25% subject to the reductions or exemptions provided by Belgian tax law or by the tax treaty concluded between Belgium and the country of which the non-Belgian beneficiary of the dividend is a resident. Such withholding tax is normally the final tax in Belgium.

For dividends paid by Delhaize Group to a U.S. holder of ADR’s, beneficial owner of the dividends, who is not holding the shares through a permanent establishment or a fixed base in Belgium and is entitled to claim benefits under the U.S.-Belgian tax treaty, the withholding tax is reduced from 25% to 15%. If he/she holds at least 10% of the voting rights of Delhaize Group, a reduced withholding tax rate of 5% is currently applicable.

Although there are exceptions, in general the full 25% Belgian withholding tax must be withheld by Delhaize Group or the paying agent, and the non-Belgian holder of Delhaize Group shares or ADRs may file a claim for reimbursement for amounts withheld in excess of the treaty rate. The reimbursement claim form (Form 276 Div.-Aut.) can be obtained from the AFER - Bureau Central de Taxation, Bruxelles-Etranger, Tour North Galaxy B7, Boulevard Albert II 33, B –1030 Brussels, Belgium. (phone: +32 2 336 89 43, fax: +32 2 336 17 78, email: bct.cd.bruxelles.etr@minfin.fed.be).The form should be completed in duplicate and sent to the relevant Tax Office in the residence country of the non-Belgian holder with the request that one copy be appropriately stamped and returned to the sender. The non-Belgian holder can then obtain reimbursement from the Bureau Central de Taxation, at the same address, upon presentation of the stamped form and a document proving that the dividend has been cashed. The request for reimbursement must be filed with the Bureau Central de Taxation within three years from January 1 of the year following the year in which the dividend was declared payable.

Prospective holders should consult their tax advisors as to whether they qualify for the reduced withholding tax upon attribution or payment of dividends, and as to the procedural requirements for obtaining the reduced withholding tax immediately upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.

Annual Report

This annual report is available in English, French and Dutch. It can be downloaded from Delhaize Group’s website: www.delhaizegroup.com. A printed or electronic version may be ordered via the same website or directly from the Delhaize Group Investor Relations Department (see contacts at the end of this section).

Delhaize Group is subject to the reporting requirements of the U.S. Securities and Exchange Commission (SEC) governing foreign companies listed in the U.S. An annual report will be filed with the SEC on Form 20-F, including a reconciliation of its financial statements to US GAAP. The Form 20-F will be available from the SEC’s EDGAR database at www.sec. gov/edgarhp.htm and on the Company’s website.

Consultation of Documents

The public documents concerning Delhaize Group can be consulted at the registered office (rue Osseghemstraat 53, 1080 Brussels - Belgium).

In the United States, Delhaize Group is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with the Exchange Act Delhaize Group files reports and other information with the SEC. The reports and other information Delhaize Group files with the SEC can be inspected at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., U.S.A. 20549. Also, the SEC maintains a

102    DELHAIZE GROUP  /  ANNUAL REPORT 2005

Information Delhaize Group Share

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Share price (in EUR)
Price: year-end	55.20	55.95	40.78	17.72	58.45	50.65	74.8	75.36	46.60	46.73
average (close)	51.68	44.98	28.15	39.93	61.28	59.27	80.00	65.64	46.18	38.80
highest (intraday)	59.70	59.75	43.99	61.10	72.00	76.50	91.70	84.28	52.06	47.10
lowest (intraday)	45.95	36.61	11.90	15.00	48.72	48.05	64.90	46.60	35.20	29.95
Annual return Delhaize Group share(1)	+0.69%	+39.9%	+136.3%	-69.1%	+17.2%	-31.3%	+3.0%	+63.6%	+1.3%	+57.0%
Evolution Belgian All Shares Return index	+28.1%	+38.2%	+16.0%	-22.5%	-4.9%	-5.0%	-7.2%	+43.5%	+36.2%	+25.2%

Ratios
Dividend return(2)	1.6%	1.5%	1.8%	3.7%	1.9%	2.0%	1.2%	1.1%	1.6%	1.4%
Share price/shareholders’ equity(3)	1.5	1.8	1.4	—	—	—	—	—	—	—
Share price/basic earnings per share(3)	14.2	17.5	13.5	—	—	—	—	—	—	—
Share price/diluted earnings per share(3)	14.9	18.1	13.5	—	—	—	—	—	—	—

Number of Shares
Annual volume of Delhaize Group shares traded (in millions of EUR; Euronext Brussels)(4)	3,685.5	3,581.0	2,020.7	2,568.5	3,198.6	1,520.6	1,930.4	1,688.2	1,048.6	892.4
Annual volume of Delhaize Group shares traded (in millions of shares; Euronext Brussel)(4)	71.9	81.1	72.7	69.3	51.9	26.4	24.6	25.9	22.8	23.6
Number of shares (in thousands; year-end)	94,705	93,669	92,625	92,393	92,393	52,032	52,017	51,963	51,717	51,717

Market Capitalization
Market capitalization (in millions of EUR; year-end)	5,227.7	5,240.8	3,777.2	1,637.2	5,400.4	2,635.4	3,890.0	3,915.9	2,410.2	2,416.6
Enterprise value(3)(5)	8,170.8	7,849.1	6,804.9	—	—	—	—	—	—	—

(1)	Capital gains recorded during the year, including net dividend and reinvestment.

(2)	Net dividend divided by share price at year-end.

(3)	Cannot be calculated for years before 2003, since no IFRS financials are available before 2003.

(4)	Excluding shares traded on the New York Stock Exchange.

(5)	Entreprise value = net debt + market capitalization.

website at www.sec.gov that contains reports and other information that registrants have filed electronically with the SEC.

Delhaize Group makes available free of charge, through the shareholder information section of Delhaize Group’s website (www.delhaizegroup.com), the Company’s reports filed electronically with the SEC pursuant to the Exchange Act as soon as reasonably practicable after the Company electronically files such material with the SEC.

Delhaize Group’s reports and other information can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005, U.S.A.

Ordinary General Meeting

The next Ordinary General Meeting will take place on Wednesday, May 24, 2006 at Delhaize Group’s Corporate Support Office, Square Marie Curie 40, 1070 Brussels, Belgium. Detailed information about the Ordinary General Meeting will be published in the Belgian newspapers L’Echo and De Tijd, as well as in the Belgian Official Gazette and on the Company website.

Investors and Media

For all questions regarding Delhaize Group and its stock, please contact:

Delhaize Group	Delhaize Group
Investor Relations Department	Investor Relations Department
Square Marie Curie 40	P.O. Box 1330
1070 Brussels	Salisbury, NC 28145-1330
Belgium	United States
Tel.: +32 2 412 21 51	Tel.: +1 704 633 8250, ext. 3398
Fax.: +32 2 412 29 76	Fax.: +1 704 645 2050

Questions can be sent to investor@delhaizegroup.com.

Information regarding Delhaize Group (press releases, annual reports, share price,…) can be found in three languages (English, French and Dutch) on Delhaize Group’s website www.delhaizegroup.com.

Delhaize Group News, the Company’s quarterly newsletter, provides shareholders with recent information on the Company. You can download the newsletter or subscribe to an email alert at www.delhaizegroup.com.

You can also subscribe through the email alert service to receive other information: agendas of the general meetings, press releases, projects of modifications of Articles of Association, special reports from the Board of Directors, publication of annual report, statutory accounts, dividend payment, number of outstanding shares and warrants, and shareholder notifications.

DELHAIZE GROUP  /  ANNUAL REPORT 2005    103

GLOSSARY

Accounts payable days

Accounts payable divided by cost of sales and selling general and administrative expense less employee benefit expense cost, multiplied by 365.

Affiliated store

A store operated by an independent retailer to whom Delhaize Group sells its products at wholesale prices and who benefits from the trade name and know-how of Delhaize Group.

American Depositary Receipt (ADR)

An American Depositary Receipt evidences an American Depositary Share (ADS).

American Depositary Share (ADS)

An American Depositary Share represents ownership in the common shares of a non-U.S. corporation. The underlying common shares are held by a U.S. bank as depositary agent. The holder of an ADS benefits from dividend and voting rights pertaining to the underlying common share through the bank that issued the ADS. Each Delhaize Group’s ADSs represents one share of Delhaize Group common stock and is traded on the New York Stock Exchange.

Average shareholders’ equity

Shareholders’ equity at the beginning of the year plus shareholders’ equity at the end of the year, divided by two.

Basic earnings per share

Profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit.

Company-operated store

A store operated directly by Delhaize Group.

Comparable store sales

Sales from the same stores, including relocations and expansions, and adjusted for calendar effects.

Cost of sales

Cost of sales includes cost of product sold net of cash and other vendor discounts, warehousing, transportation and procurement costs.

Delhaize Belgium

Delhaize Belgium is not a separate legal entity. In the consolidated financial statements, any reference to “Delhaize Belgium” is a reference to the consolidation of the statutory accounts of the Belgian companies, of which the major ones are Delhaize Group SA, Delimmo SA, Delhome SA, Aniserco SA, Delshop SA, Wambacq & Peeters SA, Wintrucks SA and the companies acquired as part of the Cash Fresh acquisition (see Note 44 to the Financial Statements, p. 76), excluding corporate expenses. In the remainder of the document, “Delhaize Belgium” refers to the operations of Delhaize Group in Belgium, the Grand-Duchy of Luxembourg and Germany.

Diluted earnings per share

Calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions. Diluted earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit.

Direct goods

Goods sold to customers.

Enterprise value

Market capitalization plus net debt.

Free cash flow

Cash flow before financing activities, investment in debt securities and sale and maturity of debt securities.

Gross margin

Gross profit divided by net sales and other revenues.

Gross profit

Net sales and other revenues minus cost of goods sold.

Indirect goods

Goods necessary to operate the business, but which are not sold to customers, such as office and store equipment.

Inventory turnover

Inventories at year-end divided by cost of product sold, net of vendor allowances and cash discounts, multiplied by 365.

Natural food

Food that has had a minimum (if any) processing or additives. While these products can be organically grown, this is not a necessary condition.

Net debt

Non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents.

Net debt to equity ratio

Net debt divided by total equity.

Net financial income

Finance costs less income from investments.

Net sales and other revenues

Sales and other revenues include the sale of goods and point of sale services to customers, including wholesale and affiliated customers, relating to the normal activity of the Company (the sale of groceries, health and beauty and pet products), net of discounts, allowances and rebates granted to those customers.

Operating leases

A lease that does not qualify as a finance lease and therefore is not recorded on the balance sheet. Operating lease costs are classified in rent expense in cost of sales and selling, general and administrative expenses.

Operating margin

Operating profit divided by net sales and other revenues.

Organic food

Food that meets specific, governmental standards relative to the use of pesticides, fertilizers or any other chemicals and the way natural resources (animals, energy, water,...) are treated in the production process.

Organic sales growth

Sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates, and adjusted for calendar effects.

Other operating income

Primarily rental income on investment property, gains on sale of fixed assets, recycling income and services rendered to wholesale customers.

Outstanding shares

The number of shares issued by the Company, excluding treasury shares.

Payables to inventory

Accounts payable divided by inventory.

Pay-out ratio (net earnings)

Proposed dividends on current year earnings divided by current year group share in net profit (loss).

Return on equity

Group share in net profit (loss) divided by average shareholders’ equity.

Selling, general and administrative expenses

Expenses incurred in retail stores, advertising and corporate headquarter including the related depreciation and amortization as well as debit and credit card fees and bank transaction fees.

Total debt

Long-term financial liabilities, including current portion and obligations under finance leases, plus short-term financial liabilities net of derivative instruments related to financial liabilities.

Treasury shares

Shares repurchased by one of the Group’s legal entities and that are not cancelled as of year-end date. Treasury shares are excluded from the number of shares outstanding and excluded from the calculation of the weighted average number of shares for the purpose of calculating earnings per share.

Weighted average number of shares outstanding

Number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor.

104    DELHAIZE GROUP  /  ANNUAL REPORT 2005

Withholding tax

Withholding by a corporation or financial institution of a certain percentage of dividend payments due to tax legislation.

COMPANY INFORMATION

Registered Office:	Corporate Support Office:
Delhaize Group SA	Delhaize Group
Rue Osseghemstraat 53	Square Marie Curie 40
1080 Brussels - Belgium	1070 Brussels - Belgium
Tel: +32 2 412 21 11 - Fax: +32 2 412 21 94	Tel: +32 2 412 22 11 - Fax: +32 2 412 22 22

http://www.delhaizegroup.com

Companies Register: 0402 206 045

Delhaize Brothers and Co. “The Lion” (Delhaize Group) SA is a Belgian company formed in 1867 and converted into a limited company on February 22, 1962.

OPERATIONS

United States

FOOD LION

P.O. Box 1330, 2110 Executive Drive

Salisbury NC 28145-1330 - U.S.A.

Tel: +1 704 633 82 50

Fax: +1 704 636 50 24

www.foodlion.com

HANNAFORD

145 Pleasant Hill Road

Scarborough – ME 04074 - U.S.A.

Tel: +1 207 883 2911

Fax: +1 207 883 7555

www.hannaford.com

KASH N’ KARRY/ SWEETBAY SUPERMARKET

3801 Sugar Palm Drive

Tampa – FL 33619 - U.S.A.

Tel: +1 813 620 11 39

Fax: +1 813 626 58 61

www.kashnkarry.com

www.sweetbaysupermarket.com

HARVEYS SUPERMARKETS

P.O. Box 646

Nashville, GA 31639 - U.S.A.

Tel: +1 229 686 76 54

Fax: +1 229 686 29 27

www.harveys-supermarkets.com

Belgium, Germany G.D. of Luxembourg

DELHAIZE BELGIUM

Rue Osseghemstraat 53

1080 Brussels - Belgium

Tel: +32 2 412 21 11

Fax: +32 2 412 21 94

www.delhaize.be

Greece

ALFA-BETA VASSILOPOULOS

81, Spaton Ave.

Gerakas Attica - Greece 153 44

Tel: +30 210 66 08 000

Fax: +30 210 66 12 675

www.ab.gr

Emerging Markets

DELVITA

Za Panskou zahradou 1018

252 19 Rudná - Czech Republic

Tel: +420 311 609 111

Fax: +420 311 679 465

www.delvita.cz

MEGA IMAGE

Bd. Ion Michalache 92

Sektor 1

Bucuresti - Romania

Tel: +40 21 224 66 77

Fax: +40 21 224 60 11

SUPER INDO

JL Ancol I nr. 9-10

Ancol Barat

Jakarta 14430 - Indonesia

Tel: +62 21 690 58 76

Fax: +62 21 690 58 77

Credits

Design & production: www.concerto.be Photos: Nicolas van Haaren (Belgium), Dustin Peck Photography (U.S.), Warren Roos Photography (U.S.), Natacha d’Ydewalle (Belgium), Dimitris Kefalas (Greece), Robert Adamo (Riley Arnold Productions, U.S.), Michael Strider (U.S.), Tim Byrne (U.S.), Concerto (Belgium) – Printed in Belgium by Dereume Printing

Caution Concerning Forward-looking Statements

All statements that are included or incorporated by reference in this annual report or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding expected financial performance; expansion and growth of Delhaize Group’s business; anticipated store openings and renovations; future capital expenditures; projected revenue growth or synergies resulting from acquisitions and other transactions; efforts to control or reduce costs, improve buying practices and control shrink; contingent liabilities; future consumer spending; forecasted currency exchange rates or inflation; expected competition; and business strategy, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “project”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, those factors described in this annual report under the heading entitled “Risk Factors” on page 32 and under Section B of Item 3 of Delhaize Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the U.S. Securities And Exchange Commission on June 30, 2005. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.

Legal Version of the Annual Report

Only the French version of the annual report has legal force. The Dutch and English versions represent translations of the French original. The consistency between the different language versions has been verified by Delhaize Group under its own responsibility.

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Annual Report 2005 LOCAL STRENGTH, GROUP EXPERTISE